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As Filed with the Securities and Exchange Commission on March 16, 2001
Registration No. 333-54360
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811-08635

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

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and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

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Amendment No. 33	[X]

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Variable Account A

(Exact Name of Registrant)

Keyport Benefit Life Insurance Company

(Name of Depositor)

125 High Street, Boston, Massachusetts 02110

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code: 617-526-1400

Bernard R. Beckerlegge, Esq.

Keyport Benefit Life Insurance Company

125 High Street

Boston, MA 02110

(Name and Address of Agent for Service)

Copies to:

Joan E. Boros, Esq.

Jorden Burt Boros Cicchetti Berenson & Johnson LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective:

( ) immediately upon filing pursuant to paragraph (b) of Rule 485

( ) on [date] pursuant to paragraph (b) of Rule 485

( ) 60 days after filing pursuant to paragraph (a)(1) of Rule 485

( ) on [date] pursuant to paragraph (a)(1) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit List on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

Cross-Reference Sheet

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A

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, 2001 Prospectus for

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New York Keyport Latitude Variable Annuity

Annuities are:
not insured by the FDIC;
not a deposit or other obligation of, or
guaranteed by, the depository institution;
subject to investment risks, including the
possible loss of the principal amount invested.

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PROSPECTUS FOR

THE KEYPORT LATITUDE VARIABLE ANNUITY

GROUP FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACTS

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT BENEFIT LIFE INSURANCE COMPANY

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This prospectus describes the Keyport Latitude variable annuity group Contracts and Certificates offered by Keyport Benefit Life Insurance Company. All discussion of Certificates applies to the Contracts unless specified otherwise.

Under the Certificate, you may elect to have value accumulate on a variable or fixed basis, or both. You may also elect to receive periodic annuity payments on either a variable or a fixed basis, or both. This prospectus primarily describes the variable features of the Certificate. The Fixed Account and its features are summarized in Appendix A. The Certificates are designed to help you in your retirement planning. You may purchase them on a tax qualified or non-tax qualified basis. Because they are offered on a flexible payment basis, you are permitted to make multiple payments.

Each time you make a purchase payment, we will credit your Certificate Value with a Premium Credit. In addition to this annuity, we also offer other annuities that do not provide for Premium Credits. The expenses for this annuity may be higher than the expenses for an annuity that does not provide for Premium Credits. Over time, the amount of the Premium Credit may be more than offset by the higher expenses. You and your agent should decide if this annuity is right for you.

We will allocate your purchase payments to the investment options and the Fixed Account in the proportions you choose. The Certificate currently offers thirty-one investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the Sub-accounts investing in the following Eligible Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. International Equity Fund; and AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Growth & Income Portfolio; Premier Growth Portfolio; Technology Portfolio; and Worldwide Privatization Portfolio

LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; Liberty Select Value Fund, Variable Series; Liberty S&P 500 Index Fund, Variable Series; Newport Tiger Fund, Variable Series; Rydex Financial Services Fund, Variable Series; and Rydex Health Care Fund, Variable Series.

MFS VARIABLE INSURANCE TRUST: MFS Emerging Growth Series; MFS Growth Series; MFS Growth with Income Series; and MFS New Discovery Series

RYDEX VARIABLE TRUST: OTC Fund

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

VARIABLE INSURANCE PRODUCTS FUND: Equity Income Portfolio

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VARIABLE INSURANCE PRODUCTS FUND III: Dynamic Capital Appreciation Portfolio and Growth Opportunities Portfolio

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WANGER ADVISORS TRUST: Wanger Foreign Forty fund; Wanger International Small Cap fund; Wanger Twenty fund; and Wanger U.S. Small Cap fund

You may purchase a Certificate if any Covered Person has not attained age 82 before we receive your application. You may not purchase a tax-qualified Certificate if any Covered Person has attained age 76 before we receive your application (age 82 applies to Roth IRAs).

The purchase of a Certificate involves certain risks. Investment performance of the Sub-accounts may vary based on the performance of the related Eligible Funds. We do not guarantee any minimum Certificate Value for amounts allocated to the Sub-accounts.

We may offer other certificates through the Separate Account with different features, fees and charges, and other Sub-accounts, which may invest in different or additional mutual funds. Those certificates are described in separate prospectuses and statements of additional information. You may obtain information concerning the eligibility for and the availability of the other certificates by asking your agent.

This prospectus contains important information about the Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page 42 of this prospectus.

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The date of this prospectus is       , 2001.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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TABLE OF CONTENTS

DEFINITIONS

Accumulation Unit: A unit of measurement that we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Date: The date the Certificate becomes effective which is the date when we receive your completed application and initial purchase payment.

Certificate Owner ("you"): The person(s) having the privileges of ownership defined in the Certificate.

Certificate Value: The sum of the Variable Account Value and the Fixed Account Value under your Certificate at a given time.

Certificate Withdrawal Value: The Certificate Value less any premium taxes, certificate maintenance charge and surrender charge.

Certificate Year: Each 12-month period beginning on the Certificate Date and each Certificate Anniversary thereafter.

Company ("we", "us", "our", "Keyport Benefit"): Keyport Benefit Life Insurance Company.

Covered Person: The person(s) identified in the Certificate whose death may result in an adjustment of Certificate Value, payment of a death benefit, or a waiver of any surrender charges.

Designated Beneficiary: The person designated to receive any death benefits under the Certificate.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: Part of our general account to which purchase payments or Certificate Values may be allocated or transferred.

Fixed Account Value: The value of all Fixed Account amounts accumulated under your Certificate prior to the Income Date.

Guarantee Period Anniversary: An anniversary of a Guarantee Period's Start Date.

Guarantee Period Month: The first Guarantee Period Month is the monthly period that begins on the Start Date. Later Guarantee Period Months begin on the same day in the following months.

Guarantee Period Year: The 12-month period which begins on the Start Date. Guarantee Period Years thereafter begin on each Guarantee Period Anniversary.

In Force: The status of the Certificate before the Income Date so long as:

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(1)	it is not totally surrendered,
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(2)	the Certificate Value under a Certificate does not go to zero on a Certificate Anniversary, and
(3)	there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Premium Credit: A Premium Credit is the amount we add to your Certificate Value with each purchase payment. It is not considered a "purchase payment" under the Certificate.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Start Date: The date money is first allocated to a Guarantee Period of the Fixed Account.

Variable Account: Variable Account A, which is a separate investment account of the Company into which purchase payments under the Certificates may be allocated. The Variable Account is divided into Sub-accounts each of which invests in shares of an Eligible Fund.

Variable Account Value: The value of all Variable Account amounts accumulated under your Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to us, signed by you and a disinterested witness, and filed at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Certificate.

Purchase of the Certificate

You may make multiple purchase payments. The minimum initial payment for both qualified and nonqualified certificates is $10,000. (See "Purchase Payments and Applications".)

Investment Choices

You can allocate and reallocate your investment among the Sub-accounts, which in turn invest in the following Eligible Funds:

AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")

  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")

  AIM V.I. International Equity Fund ("AIM International Equity")

  AIM V.I. Value Fund ("AIM Value")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")

  Growth & Income Portfolio ("Alliance Growth & Income")

  Premier Growth Portfolio ("Alliance Premier Growth")

  Technology Portfolio ("Alliance Technology")

  Worldwide Privatization Portfolio ("Alliance Worldwide Privatization")

Liberty Variable Investment Trust ("Liberty Trust")

  Colonial High Yield Securities Fund, Variable Series ("Colonial High

     Yield Securities")

  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic

     Income")

  Colonial U.S. Growth & Income Fund, Variable Series ("Colonial U.S.

     Growth & Income")

  Liberty Select Value Fund, Variable Series ("Liberty Select Value")

  Liberty S&P 500 Index Fund, Variable Series ("Liberty S&P 500 Index")

  Newport Tiger Fund, Variable Series ("Newport Tiger")

  Rydex Financial Services Fund, Variable Series ("Rydex Financial

     Services")

  Rydex Health Care Fund, Variable Series ("Rydex Health Care")

MFS Variable Insurance Trust ("MFS Trust")

  Emerging Growth Series ("MFS Emerging Growth")

  Growth Series ("MFS Growth")

  Growth with Income Series ("MFS Growth with Income")

  New Discovery Series ("MFS New Discovery")

Rydex Variable Trust ("Rydex Trust")

  OTC Fund ("Rydex OTC")

SteinRoe Variable Investment Trust ("SteinRoe Trust")

  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")

  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock")

  Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market")

  Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage

     Securities")

Variable Insurance Products Fund ("Fidelity Fund")

  Equity Income Portfolio ("Fidelity Equity Income")

Variable Insurance Products Fund III ("Fidelity Fund III")

  Dynamic Capital Appreciation Portfolio ("Fidelity Dynamic Capital

     Appreciation")

  Growth Opportunities Portfolio ("Fidelity Growth Opportunities")

Wanger Advisors Trust ("Wanger Trust")

  Wanger Foreign Forty fund ("Wanger Foreign Forty")

  Wanger International Small Cap fund ("Wanger International Small Cap")

  Wanger Twenty fund ("Wanger Twenty")

  Wanger U.S. Small Cap fund ("Wanger U.S. Small Cap")

Fees and Charges

Please see "Fee Table", "Explanation of Fee Table and Examples" and "Deductions".

Federal Income Taxes

You will not pay federal income taxes on an increase in the value of your Certificate until you make a withdrawal, such as a lump sum payment, annuity payment, gift or assignment. Some withdrawals may also be subject to a 10% federal penalty tax. (See "Tax Status".)

Right to Revoke

Generally, you may revoke the Certificate by returning it to us within 10 days after you receive it. We will refund your Certificate Value as of the date we receive the returned Certificate. You will bear the investment risk during the revocation period. You are not entitled to keep the Premium Credit if you revoke the Certificate under this provision. (See "Right to Revoke".)

FEE TABLE

Certificate Owner Transaction Expenses
Sales Load Imposed on Purchases:	0%
Maximum Surrender Charge
(as a percentage of purchase payments):

We will let you choose from one or more of three different Premium Credit rates: 3%; 4%; and 5%. Each rate has a different surrender charge schedule:
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%
Maximum Total Certificate Owner Transaction Expenses
(as a percentage of purchase payments):	8%

Annual Certificate Maintenance Charge:	$36

Maximum Transfer Charge (Currently $0):	$25*

Variable Account Annual Expenses

(as a percentage of average net assets)
Mortality and Expense Risk Charge:	1.25%
Distribution Charge:	.15%

Total Variable Account Annual Expenses:	1.40%

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We offer an optional death benefit that provides an enhanced level of protection for your beneficiary. Please refer to the section entitled "Death Provisions" for a complete discussion.

Option 1: High Anniversary Value
Charge for Option 1:	.15%
(as a percentage of the option's "benefit base amount", as described in "Optional Death Benefit")

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*Applicable to each transfer after the first twelve transfers in each Certificate Year. We currently are waiving this fee. See "Deductions for Transfers of Variable Account Value".

AIM Insurance Funds, Alliance Series Fund, Fidelity Fund,

Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust,

SteinRoe Trust and Wanger Trust1

(Numbers in Parentheses Represent Expenses After Any Fee Waivers and/or Expense Reimbursements)2

(as a percentage of average net assets)
				Total Fund
Management	Rule 12b-1		Other	Operating
Fund	Fees	Fees	Expenses	Expenses

AIM Capital Appreciation	.62%		.11%	.73%
AIM International Equity	.75%		.22%	.97%
AIM Value	.61%		.15%	.76%
Alliance Growth & Income[3]	.63%	.25%	.09%	.97%
Alliance Premier Growth[3]	1.00%	.25%	.04%	1.29%
Alliance Technology[3]	1.00%(.71%)	.25%	.27%(0.24%)	1.52%(1.20%)
Alliance Worldwide Privatization[3]	1.00%(.63%)	.25%	.46%(0.32%)	1.71%(1.20%)
Fidelity Dynamic Capital
Appreciation	.57%	.25%	.61%	1.43%
Fidelity Equity Income[3]	.48%	.25%	.10%	.83%
Fidelity Growth Opportunities[3]	.58%	.25%	.13%	.96%
Colonial High Yield Securities[3]	.60%	.25%(.00%)	.68%(0.35%)	1.53%(0.95%)
Colonial Strategic Income[3]	.65%	.25%	.10%	1.00%
Colonial U.S. Growth & Income[3]	.80%	.25%(.12%)	.08%	1.13%(1.00%)
Liberty S&P 500 Index[3]	.40%	.25%(.20%)	.15%	.80%(0.75%)
Liberty Select Value[3]	.70%	.25%(.12%)	.28%	1.23%(1.10%)
Newport Tiger[3]	.90%	.25%	.31%	1.46%
Rydex Financial Services[3]	.85%	.25%(.16%)	.44%	1.54%(1.45%)
Rydex Health Care[3]	1.00%	.25%(.16%)	.44%	1.69%(1.60%)
MFS Emerging Growth[3]	.75%	.20%	.09%	1.04%
MFS Growth[3]	.75%	.20%	.71%(0.16%)	1.66%(1.11%)
MFS Growth with Income[3]	.75%	.20%	.13%	1.08%
MFS New Discovery[3]	.90%	.20%	1.59%(0.17%)	2.69%(1.27%)
Rydex OTC	.75%		.80%	1.55%
Stein Roe Balanced[3]	.60%	.25%	.02%	.87%
Stein Roe Growth Stock[3]	.65%	.25%	.02%	.92%
Stein Roe Money Market	.50%		.04%	.54%
Stein Roe Mortgage Securities[3]	.55%	.25%	.06%	.86%
Wanger Foreign Forty	1.00%		2.45%(0.45%)	3.45%(1.45%)
Wanger International Small Cap	1.25%		.24%	1.49%
Wanger Twenty	.95%		1.17%(0.40%)	2.12%(1.35%)
Wanger U.S. Small Cap	.95%		.07%	1.02%

The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.

1All Trust and Fund expenses for AIM Capital Appreciation, AIM International Equity, AIM Value, Alliance Growth & Income, Alliance Premier Growth, Alliance Technology, Alliance Worldwide Privatization, Fidelity Equity Income, Fidelity Growth Opportunities, Rydex OTC and the Wanger Trust funds are for 1999. Fees for Liberty S&P 500 Index, Liberty Select Value, Rydex Financial Services and Rydex Health Care are estimated since these funds commenced operations May 30, 2000. Fees for Fidelity Dynamic Capital Appreciation are estimated since this fund commenced operations on September 13, 2000. For Colonial High Yield Securities, Colonial Strategic Income, Colonial U.S. Growth & Income, Newport Tiger, Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities, the Class B shares, which include 12b-1 fees, first became available in June, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated based on the 1999 historical expenses of each Fund's Class A shares, which do not include 12b-1 fees. For MFS Emerging Growth, MFS Growth, MFS Growth with Income and MFS New Discovery, the Service Class Shares, which include 12b-1 fees, first became available on May 1, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated, based on the 1999 historical expenses of each Fund's Initial Class shares, which do not include 12b-1 fees. The AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust expenses reflect the Fund's or Trust's manager's or other entity's agreement to reimburse expenses above certain limits (see footnote 2). For Colonial High Yield, because of changes in the expense limitation agreements (see footnote 2), the portfolio expenses net of fee waivers and expense reimbursements have been restated to treat all reductions in total expenses under those agreements as waivers of Rule 12b-1 fees and other expense reimbursements; in prior years a portion of those amounts derived from waivers of management fees. For the SteinRoe Trust Funds, the .15% administrative fees payable to the investment adviser, which was included in Other Expenses in prior years, is now shown as part of Management Fees.

2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Eligible Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager has not waived advisory fees or assumed expenses as of May 1, 2000.

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The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Alliance Technology--.71% for management fees, .24% for other expenses and 1.20% for total expenses; and for Alliance Worldwide Privatization--.63% for management fees, .32% for other expenses and 1.20% for total expenses.

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The manager of Fidelity Fund and Fidelity Fund III has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.75% for Fidelity Dynamic Capital Appreciation, Fidelity Equity Income and Fidelity Growth Opportunities. The Fidelity Fund and Fidelity Fund III manager has not reimbursed expenses as of the date of this prospectus.

The manager and distributor of Liberty Trust have contractually agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.00% for Colonial Strategic Income and Colonial U.S. Growth & Income; 1.10% for Liberty Select Value; 1.45% for Rydex Financial Services; 1.75% for Newport Tiger; .95% for Colonial High Yield Securities; .75% for Liberty S&P 500 Index; and 1.60% for Rydex Health Care. To the extent a Fund's expenses exceed the applicable limitation, the distributor will reimburse the Fund up to .25% by waiving its 12b-1 fees. To the extent a Fund's expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the excess portion by reimbursing Other Expenses first and then, to the extent necessary, by waiving Management Fees. The Funds of Liberty Trust did not have Class B shares until June 1, 2000. Fees and expenses (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The Liberty Trust's manager and distributor have not been required to reimburse expenses as of the date of this prospectus for Colonial Strategic Income and Newport Tiger. The following percentages are estimates of what the expenses would be with expense reimbursement: for Colonial High Yield Securities--.00% for 12b-1 fees, .35% for other expenses and .95% for total expenses; for Colonial U.S. Growth & Income--.12% for 12b-1 fees and 1.00% for total expenses. Since Liberty S&P 500 Index, Liberty Select Value, Rydex Financial Services and Rydex Health Care commenced operations on May 30, 2000, the following percentages are estimates for 2000 of what expenses would be with expense reimbursement: for Liberty S&P 500 Index--.20% for 12b-1 fees and .75% for total expenses; for Liberty Select Value--.12% for 12b-1 fees and 1.10% for total expenses; for Rydex Financial Services--.16% for 12b-1 fees and 1.45% for total expenses; for Rydex Health Care--.16% for 12b-1 fees and 1.60% for total expenses.

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" do not exceed 0.15% annually after taking into account the expense offset arrangement with the series' custodian described below. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series. The following percentages are estimates of what the expenses would be with reimbursement by the manager of MFS Trust, but without the expense offset provided by the custodian: for MFS Growth--.16% for other expenses and 1.11% for total expenses; for MFS New Discovery--.17% for other expenses and 1.27% for total expenses. Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Other Expenses" would be lower, and total expenses for service class shares would be estimated to be: 1.03% for Emerging Growth Series; 1.25% for New Discovery Series; 1.07% for Growth with Income Series; and 1.10% for Growth Series. The total expenses for the New Discovery Series and the Growth Series shown in the previous sentence reflect both the expense offset arrangement with the custodian and reimbursement by the manager.

The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses. The investment adviser and servicer have not reimbursed expenses as of May 1, 2000.

The manager and distributor of SteinRoe Trust have contractually agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.90%; for Stein Roe Growth Stock--.95%; for Stein Roe Mortgage Securities--.90%; and for Stein Roe Money Market--.65%. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. Because Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities did not have Class B shares until June 1, 2000, fees (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The SteinRoe Trust's manager and distributor have not been required to reimburse expenses as of June 1, 2000.

The manager of Wanger Trust has agreed to reimburse total operating expenses in excess of the following percentage of average net assets of the following Eligible Funds: 1.35% for Wanger Twenty; 1.45% for Wanger Foreign Forty; 2.00% for Wanger International Small Cap and Wanger U.S. Small Cap. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Wanger Twenty--.40% for Other Expenses and 1.35% for Total Expenses; for Wanger Foreign Forty--.45% for Other Expenses and 2.45% for Total Expenses. The manager was not required to reimburse expenses for Wanger International Small Cap and Wanger U.S. Small Cap as of September 29, 2000.

3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

EXAMPLES

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Example #1. If you surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.
Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$104	$151	$197	$348
AIM International Equity	107	159	211	380
AIM Value	104	152	198	352
Alliance Growth & Income	107	159	211	380
Alliance Premier Growth	110	169	229	420
Alliance Technology	109	166	224	409
Alliance Worldwide Privatization	109	166	224	409
Fidelity Dynamic Capital Appreciation	109	166	223	408
Fidelity Equity Income	105	154	202	361
Fidelity Growth Opportunities	106	158	210	378
Colonial High Yield Securities	106	158	209	377
Colonial Strategic Income	107	160	212	384
Colonial U.S. Growth & Income	107	160	212	384
Liberty S&P 500 Index	104	151	198	351
Liberty Select Value	108	163	218	396
Newport Tiger	112	175	239	442
Rydex Financial Services	112	174	238	440
Rydex Health Care	113	179	246	459
MFS Emerging Growth	107	161	215	389
MFS Growth	108	163	219	398
MFS Growth with Income	108	162	217	394
MFS New Discovery	110	169	228	418
Rydex OTC	113	178	244	453
Stein Roe Balanced	106	155	205	367
Stein Roe Growth Stock	106	157	208	373
Stein Roe Money Market	102	144	185	323
Stein Roe Mortgage Securities	105	155	204	365
Wanger Foreign Forty	112	174	238	440
Wanger International Small Cap	112	176	240	445
Wanger Twenty	111	171	232	428
Wanger U.S. Small Cap	107	160	213	386

Example #2. If you annuitize or if you do not surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$24	$ 80	$144	$348
AIM International Equity	27	87	157	380
AIM Value	24	80	145	352
Alliance Growth & Income	27	87	157	380
Alliance Premier Growth	30	98	176	420
Alliance Technology	29	95	171	409
Alliance Worldwide Privatization	29	95	171	409
Fidelity Dynamic Capital Appreciation	29	95	170	408
Fidelity Equity Income	25	83	149	361
Fidelity Growth Opportunities	26	87	157	378
Colonial High Yield Securities	26	87	156	377
Colonial Strategic Income	27	88	159	384
Colonial U.S. Growth & Income	27	88	159	384
Liberty S&P 500 Index	24	80	145	351
Liberty Select Value	28	92	165	396
Newport Tiger	32	104	185	442
Rydex Financial Services	32	103	185	440
Rydex Health Care	33	108	193	459
MFS Emerging Growth	27	90	161	389
MFS Growth	28	92	165	398
MFS Growth with Income	28	91	164	394
MFS New Discovery	30	97	175	418
Rydex OTC	33	106	190	453
Stein Roe Balanced	26	84	152	367
Stein Roe Growth Stock	26	86	155	373
Stein Roe Money Market	22	73	132	323
Stein Roe Mortgage Securities	25	84	151	365
Wanger Foreign Forty	32	103	185	440
Wanger International Small Cap	32	104	187	445
Wanger Twenty	31	100	179	428
Wanger U.S. Small Cap	27	89	160	386

Example #3. If you surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers and expense reimbursements described above continue throughout the period shown.
Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$102	$145	$187	$326
AIM International Equity	105	153	201	358
AIM Value	103	146	189	330
Alliance Growth & Income	105	153	201	358
Alliance Premier Growth	108	164	220	400
Alliance Technology	107	161	215	388
Alliance Worldwide Privatization	107	161	215	388
Fidelity Dynamic Capital Appreciation	110	169	228	418
Fidelity Equity Income	103	149	193	340
Fidelity Growth Opportunities	105	153	201	357
Colonial High Yield Securities	105	153	200	356
Colonial Strategic Income	105	154	203	362
Colonial U.S. Growth & Income	105	154	203	362
Liberty S&P 500 Index	103	146	188	329
Liberty Select Value	106	158	209	375
Newport Tiger	110	170	229	421
Rydex Financial Services	110	169	229	420
Rydex Health Care	112	174	237	439
MFS Emerging Growth	106	156	205	367
MFS Growth	106	158	209	377
MFS Growth with Income	106	157	208	373
MFS New Discovery	108	163	219	397
Rydex OTC	111	173	235	433
Stein Roe Balanced	104	150	195	345
Stein Roe Growth Stock	104	152	198	352
Stein Roe Money Market	100	139	176	300
Stein Roe Mortgage Securities	104	150	195	344
Wanger Foreign Forty	110	169	229	420
Wanger International Small Cap	110	171	231	425
Wanger Twenty	109	166	223	407
Wanger U.S. Small Cap	105	155	204	365

Example #4. If you annuitize or if you do not surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers and expense reimbursements described above continue throughout the period shown.

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Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$22	$ 74	$134	$326
AIM International Equity	25	82	148	358
AIM Value	23	75	136	330
Alliance Growth & Income Bond	25	82	148	358
Alliance Premier Growth	28	93	167	400
Alliance Technology	27	90	161	388
Alliance Worldwide Privatization	27	90	161	388
Fidelity Dynamic Capital Appreciation	30	97	175	418
Fidelity Equity Income	23	78	140	340
Fidelity Growth Opportunities	25	82	148	357
Colonial High Yield Securities	25	81	147	356
Colonial Strategic Income	25	83	150	362
Colonial U.S. Growth & Income	25	83	150	362
Liberty S&P 500 Index	23	75	135	329
Liberty Select Value	26	86	156	375
Newport Tiger	30	98	176	421
Rydex Financial Services	30	98	176	420
Rydex Health Care	32	103	184	439
MFS Emerging Growth	26	84	152	367
MFS Growth	26	87	156	377
MFS Growth with Income	26	86	154	373
MFS New Discovery	28	92	165	397
Rydex OTC	31	101	181	433
Stein Roe Balanced	24	79	142	345
Stein Roe Growth Stock	24	80	145	352
Stein Roe Money Market	20	68	123	300
Stein Roe Mortgage Securities	24	79	142	344
Wanger Foreign Forty	30	98	176	420
Wanger International Small Cap	30	99	178	425
Wanger Twenty	29	95	170	407
Wanger U.S. Small Cap	25	84	151	365

EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account (including the charge for the optional death benefit and different sales charges) as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges only if you totally or partially surrender the Certificate. You will not incur a surrender charge in the following instances:
o	In the first Certificate Year, you may withdraw an aggregate amount up to 10% of purchase payments, but only if such withdrawals are pursuant to the systematic withdrawal plan.

o	In the second and later Certificate Years you may withdraw an amount up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

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The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 3.5%) from Certificate Value upon full surrender or annuitization.

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We waive the certificate maintenance charge in certain instances.

The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectus the Alliance Series Fund, "Operating Expenses" in the prospectus for Fidelity Fund and Fidelity Fund III. "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "Management of the Series" and "Expenses" for MFS Trust, "Management of the Fund" in the prospectus for Rydex Trust, "How the Funds are Managed" in the prospectus for SteinRoe Trust and "Management Fees" in the prospectus for Wanger Trust.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this prospectus. Keyport Benefit's financial statements and those for the Variable Account are in the Statement of Additional Information.

KEYPORT BENEFIT AND THE VARIABLE ACCOUNT

We were organized under the laws of the State of New York in 1987 as a stock life insurance company. We are a wholly-owned subsidiary of Keyport Life Insurance Company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 100 Manhattanville Road, Purchase, New York 10577. We are admitted to conduct life insurance business in New York and Rhode Island.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectily owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of New York law on February 6, 1998. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

PURCHASE PAYMENTS, PREMIUM CREDITS AND APPLICATIONS

The initial purchase payment is due on the Certificate Date. The minimum initial purchase payment for both qualified and nonqualified Certificates is $10,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit, which is currently $250. For payments made under the systematic investment program, the minimum is $50. We may reject any purchase payment or any application. We allocate purchase payments to your Certificate based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.

If your application for a Certificate is complete and amounts are to be allocated to the Variable Account, we will apply your initial purchase payment and the Premium Credit to the Variable Account within two business days of receipt. If your application is incomplete, we will notify you and try to complete it within five business days. At the end of this period, if your application is not complete, we will inform you of the reason for the delay. We will immediately return your purchase payment at that time unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, we will apply the purchase payment and the Premium Credit within two business days of its completion.

We will send you a written notification showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:
o	we will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

o

we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you for that Certificate.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the initial purchase payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Certificate relates only to amounts so confirmed.

Premium Credits

You will receive Premium Credits for both initial purchase payments and subsequent purchase payments. We will let you choose from one or more of three different Premium Credit rates: 3%, 4% or 5% of each purchase payment. The higher Premium Credit rates have a longer Surrender Charge period. You select the Premium Credit rate when you purchase your Certificate, and you cannot thereafter change your selection. The expense charges for this annuity may be higher than the expense charges for annuities that do not offer Premium Credits. We expect to recoup the cost of paying Premium Credits through collections of the surrender charges on the Certificate (which are contingent), as well as our legitimate profits on this and other contracts Keyport offers. In some circumstances - for example, if you surrender your Certificate while the Surrender Charge still applies to a substantial proportion of your purchase payments - your net proceeds may be lower than if you had purchased one of our other annuities that does not offer Premium Credits. Likewise, over time the amount of the Premium Credits may be offset by higher expenses.

If you return the Certificate to us under the Right to Revoke provisions, we will recapture the Premium Credit. We will return your purchase payment adjusted for either positive or negative investment experience, without consideration of the Premium Credit.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

We will invest your purchase payments and Premium Credits to the Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account or must specify the asset allocation model you select. (See "Other Services, The Programs".) The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages without fee, penalty or other charge. You must notify us in writing of your allocation changes unless you, your attorney-in-fact, or another authorized person has given us written authorization to accept telephone allocation instructions. By allowing us to accept telephone changes, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. We will notify you of any changes in advance.

The Variable Account is segmented into Sub-accounts. Each Sub-account contains shares of one of the Eligible Funds. Such shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds

The current Eligible Funds are the separate funds listed within the AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust. Keyport and the Variable Account may enter into agreements with other mutual funds to make them available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts.

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Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds -- "Purchase and Redemption of Shares"; Alliance Series Fund -- "Introduction to the Fund"; Fidelity Fund and Fidelity Fund III -- "Buying and Selling Shares"; Liberty Trust -- "The Trust"; MFS Trust -- "Investment Concept of the Trust"; Rydex Trust -- "Purchasing and Redeeming Shares"; SteinRoe Trust -- "The Trust"; and Wanger Trust -- "Mixed and Shared Funding".

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AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund.

Fidelity Management & Research Company ("FMR") is the manager of the Eligible Funds of Fidelity Fund and Fidelity Fund III. Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and Fidelity Investments Japan Limited are sub-advisers for Fidelity Dynamic Capital Appreciation and Fidelity Growth Opportunities.

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Liberty Advisory Services Corp. ("LASC"), an affiliate, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Rydex Financial Services, Rydex Health Care, Liberty S&P 500 Index, and Newport Tiger. Newport Fund Management, Inc., an affiliate, is sub-adviser for Newport Tiger. State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index.

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Massachusetts Financial Services Company ("MFS") is the investment adviser for the Eligible Funds of MFS Trust.

Rydex Global Advisors is the investment adviser for Rydex OTC and is the sub-adviser for Rydex Financial Services and Rydex Health Care.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust.

Liberty Wanger Asset Management, L.P. ("LWAM"), an affiliate, is the investment adviser for each Eligible Fund of Wanger Trust. LWAM, formerly known as Wanger Asset Management, L.P., became a wholly-owned subsidiary of Liberty Financial Companies, Inc., which is in turn a majority-owned subsidiary of Liberty Mutual Insurance Company, on September 29, 2000.

You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectuses are available, at no charge, from an agent or by writing to us or by calling (800) 437-4466.

We have briefly described the Eligible Funds and the objectives they seek to achieve below.
Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts	Investment Objective

AIM Capital Appreciation (AIM	Capital appreciation through
Capital Appreciation	investments in common stocks,
Sub-account)	with emphasis on medium-sized
and smaller emerging growth
companies.

AIM International Equity (AIM	Long-term growth of capital by
International Equity Sub-Account)	investing in international equity
securities, the issuers of which are
considered by AIM to have strong
earnings momentum.

AIM Value (AIM Value Sub-account)	Long-term growth of capital by
investing primarily in equity
securities judged by AIM to be
undervalued relative to the
current or projected earnings of
the companies issuing the
securities, or relative current
market value of assets owned by the
companies issuing the securities
or relative to the equity markets
in general. Income is a secondary
objective.

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts	Investment Objective

Alliance Growth and Income (Alliance	Balance the objectives of current
Growth and Income Sub-account)	income and opportunities for
appreciation through investments
primarily in dividend-paying common
stocks of good quality.

Alliance Premier Growth	Growth of capital rather than
(Alliance Premier Growth	current income.
Sub-account)

Alliance Technology (Alliance	Growth of capital through
Technology Sub-account)	investment in companies expected
to benefit from advances in
technology.

Alliance Worldwide Privatization	Long-term capital appreciation.
(Alliance Worldwide Privatization
Sub-account)

Eligible Portfolios of Fidelity
Variable Insurance Products Fund
and Fidelity Variable Insurance
Products Fund III and Variable
Account Sub-accounts	Investment Objective

Fidelity Dynamic Capital Appreciation	Seeks capital appreciation.
(Fidelity Dynamic Capital
Appreciation Sub-account)

Fidelity Equity Income	Seeks reasonable income. The fund
(Fidelity Equity Income Sub-account)	will also consider the potential for
capital appreciation. The fund's
goal is to achieve a yield which
exceeds the composite yield on the
securities comprising the S&P 500.

Fidelity Growth Opportunities	Seeks to provide capital growth.
(Fidelity Growth
Opportunities Sub-account)

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts	Investment Objective

Colonial High Yield Securities	High current income and total
(Colonial High Yield Securities	return by investing primarily
Sub-account)	in lower rated corporate debt
securities.

Colonial Strategic Income	A high level of current income, as
(Colonial Strategic Income	is consistent with prudent risk and
Sub-account)	maximizing total return, by
diversifying investments primarily
in U.S. and foreign government and
high yield, high risk corporate
debt securities.

Colonial U.S. Growth & Income	Long-term growth and income
(Colonial U.S. Growth & Income	by investing primarily in large
Sub-account)	capitalization equity securities.

Liberty S&P 500 Index	Seeks capital appreciation by
(Liberty S&P 500 Index Sub-account)	matching the performance of a
benchmark index that measures the
returns of stocks of large U.S.
companies.

Liberty Select Value	Long-term growth.
(Liberty Select Value Sub-account)

Newport Tiger	Long-term capital growth by
(Newport Tiger Sub-account)	investing primarily in equity
securities of companies located in
the nine Tigers of Asia (Hong Kong,
Singapore, South Korea, Taiwan,
Malaysia, Thailand, Indonesia,
China and the Philippines).

Rydex Financial Services	Seeks capital appreciation.
(Rydex Financial Services Sub-
account)

Rydex Health Care	Seeks capital appreciation.
(Rydex Health Care Sub-account)

Eligible Funds of the MFS Trust
and Variable Account Sub-accounts	Investment Objective

MFS Emerging Growth	Long-term growth of capital.
(MFS Emerging Growth Sub-account)

MFS Growth	Long-term growth of capital and
(MFS Growth Sub-account)	future income rather than current
income.

MFS Growth with Income	Reasonable current income and long-
(MFS Growth with Income Sub-account)	term growth of capital and income.

MFS New Discovery	Capital appreciation.
(MFS New Discovery Sub-account)

Eligible Portfolios of the Rydex
Trust and Variable Account
Sub-accounts	Investment Objective

Rydex OTC	Investment results that correspond
(Rydex OTC Sub-account)	to a benchmark for over-the-counter
securities. The Fund's current
benchmark is the NASDAQ 100 Index.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts	Investment Objective

Stein Roe Balanced	High total investment return
(Stein Roe Balanced	through investment in a changing
Sub-account)	mix of securities.

Stein Roe Growth Stock	Long-term growth of capital through
(Stein Roe Growth Stock	investment primarily in common
Sub-account)	stocks.

Stein Roe Money Market	High current income from short-term
(Stein Roe Money Market	money market instruments while
Sub-account)	emphasizing preservation of capital
and maintaining excellent
liquidity.

Stein Roe Mortgage Securities	Highest possible level of current
(Stein Roe Mortgage Securities	income consistent with safety of
Sub-account)	principal and maintenance of
liquidity through investment
primarily in mortgage-backed
securities.

Eligible Funds of Wanger Trust
And Variable Account
Sub-accounts	Investment Objective

Wanger Foreign Forty	Long-term growth of capital.
(Wanger Foreign Forty Sub-account)

Wanger International Small Cap	Long-term growth of capital.
(Wanger International Small Cap
Sub-account)

Wanger Twenty	Long-term growth of capital.
(Wanger Twenty Sub-account)

Wanger U.S. Small Cap	Long-term growth of capital.
(Wanger U.S. Small Cap Sub-account)

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account and/or to the Fixed Account.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee if you make more than 12 transfers in any Certificate Year. We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25 per transfer.

Currently, we do not limit the number or frequency of transfers except as follows:
o

we impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

o

we limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs, which all Certificate Owners must indirectly bear.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and the allocation formula for purchase payments on your application includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our general account;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Certificate.

DEDUCTIONS

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Certificate Year. This charge reimburses us for our expenses incurred in maintaining your Certificate. We will not raise the certificate maintenance charge.

Prior to the Income Date, we will deduct the certificate maintenance charge from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. We will waive this charge before the Income Date if:
o	it is the first Certificate Anniversary;

o	the Certificate Value is at least $50,000 on the date we impose this charge, or

o	in the prior Certificate Year, purchase payments of at least $2,000 have been made and you have not made any partial withdrawals.

On the Income Date, we will subtract from the Variable Account Value a pro-rata portion of the charge due on the next Certificate Anniversary. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date.

Before and on the Income Date, we will deduct the certificate maintenance charge proportionally from each Sub-account based upon the value each Sub-account bears to the Variable Account Value.

After the Income Date, once annuity payments begin, we deduct the certificate maintenance charge only from variable annuity payments. We will subtract this charge in equal parts from each annuity payment. For example, if annuity payments are monthly, then we will deduct one-twelfth of the annual charge from each payment.

We will waive the charge on and after the Income Date for the current year if:

o	you have selected variable annuity Option A; and

o	the present value of all of the remaining payments is at least $50,000 at the time of the first payment of the year.

Deductions for Mortality and Expense Risk Charge

Variable annuity payments fluctuate depending on the investment performance of the Sub-accounts. The payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We guarantee the standard death benefit described in "Death Provisions". We also assume an expense risk since the certificate maintenance charge after the Income Date remains the same and does not change to reflect variations in expenses. We deduct this charge both before and after the Income Date.

We deduct a mortality and expense risk charge from each Sub-account as part of the calculation of Accumulation Unit Values for each Valuation Period. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.

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Deductions for Distribution Charge

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We deduct a daily distribution charge from each Sub-account as part of the calculation of Accumulation Unit Values for each Valuation Period. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for certain sales distribution expenses relating to the Certificates. We deduct this charge both before and after the Income Date.

We may decide not to deduct the charge from Sub-account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a withdrawal from your Certificate.

To determine whether we will deduct a surrender charge on a withdrawal, we maintain a separate set of records. These records identify the date and amount of each purchase payment you have made and the Certificate Value over time. This allows us to determine if a charge is due with respect to a withdrawal.

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge. During the first Certificate Year, you may withdraw an amount up to 10% of purchase payments, but only if such withdrawals are through the Systematic Withdrawal Program. (See "Systematic Withdrawal Program" on page ___.) Beginning with the second Certificate Year, you may withdraw up to an amount equal to 10% of the Certificate Value on the prior Certificate Anniversary.

In each Certificate Year, we will deduct a surrender charge with respect to the portion of your withdrawals in excess of these "free withdrawal amounts" that is attributable to purchase payments.

The amount of the surrender charge will depend on the Premium Credit percentage you have selected and the number of years that have elapsed from the date of the purchase payment to the date of surrender. We measure years from the date of each purchase payment you make. The applicable percentages for each year in which you may incur a surrender charge are as follows:
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%

We calculate the surrender charge by applying the total amount to be withdrawn against the purchase payments not previously withdrawn, beginning with the oldest purchase payment first, and multiplying by the applicable surrender charge percentages, except that the applicable surrender charge percentage that will apply to any "free withdrawal amount" in the current Certificate Year shall be 0%. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw. (See "Partial Withdrawals and Surrender".)

The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 7.00% of purchase payments. (See "Sales of the Certificates".) We pay any expenses not covered by the surrender charge from our general account, which may include monies deducted from the Variable Account for the mortality and expense risk charge.

We may reduce or change any surrender charge percentage to 0% under a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

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Deduction for Death Benefit Option

In addition to the standard death benefit, we offer one different death benefit option which increases the standard death benefit. The option is described in the section entitled "Optional Death Benefit". You may elect Option 1 or not.

We deduct the charge for Optional Death Benefit on each Certificate Anniversary while the Certificate remains in effect until the Income Date. The charge for the option, on an annual basis, is equal to .15% of the applicable "benefit base". The benefit base under the option equals the death benefit amount for the youngest Covered Person, determined as described in the section entitled "Death Benefit Option". We multiply the benefit base at each Certificate Anniversary by .15% and the resulting dollar amount of the charge is deducted from the Certificate Value. (See the "Charge for the Optional Death Benefit" provision for an explanation of how the benefit base and charge are calculated.)

As stated above, the death benefit option charge is a percentage of the applicable benefit base amount. The standard death benefit constitutes a portion of the benefit base amount. Since we charge for the standard death benefit as part of the mortality and expense risk charge, the option potentially charges again for the same benefit whenever the option's benefit base amount is greater than the standard death benefit. If, however, the charge base for the option did not include the standard death benefit, we would need to set the option charge higher than the applicable .15%.

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Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per year that occurs outside of the optional investment related programs. We will notify you prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the death benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. For New York Certificates, the current premium tax rate is 0%.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the mortality and expense risk charge, the daily distribution charge, and, if applicable a tax charge factor. (See "Net Investment Factor".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. The prospectus for the Eligible Fund describes these deductions and expenses.

Certificate Value Deductions

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The certificate maintenance charge, surrender charge, the charge for the optional death benefit, transfer fee and premium taxes are each calculated independent of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Each charge amount is then deducted from the appropriate value under the Certificate.

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OTHER SERVICES

The Programs. We offer the following optional investment-related programs under your Certificate, which are only available prior to the Income Date:
o	dollar cost averaging;

o	asset allocation;

o	systematic investment; and

o	systematic withdrawal.

A rebalancing program is available before and after the Income Date.

Under each program that uses transfers, we will never charge for the transfers between and among Sub-accounts and the Fixed Account. Each of the programs has its own requirements, as discussed below. We reserve the right to terminate any program and you may terminate your participation in any program at any time.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For those programs involving transfers, you may change instructions by telephone with regard to which Sub-account value or Fixed Account Value may be transferred. We describe the current conditions and procedures in Appendix B.

Dollar Cost Averaging Program. Under the program, we make automatic transfers of Accumulation Units on a periodic basis out of the Stein Roe Money Market Sub-account or the One-Year Guarantee Period Fixed Account option into one or more of the other available Sub-accounts you select. The program allows you to invest in the Sub-accounts over time rather than all at once. The program is available for purchase payments and amounts transferred into the Stein Roe Money Market Sub-account or the One-Year Guarantee Period Fixed Account option. We reserve the right to limit the number of Sub-accounts you may choose; currently, there are no limits.

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If you wish to participate in the program you must specify in writing whether you want the transfers to be made from the Stein Roe Money Market Sub-account or a specific One-Year Guarantee Period Fixed Account option. You must also tell us the monthly amount you want transferred (minimum $100) and the Sub-account(s) to which you want the transfers made. The first transfer will occur at the close of the valuation period designated by us that is within 30 days after we receive your request. Each subsequent periodic transfer will occur at the close of the same valuation period one month later. For example, if you select monthly transfers and the first transfer occurs on April 8, the second transfer will occur at the close of the valuation period that includes May 8. When the remaining value is less than the monthly transfer amount, we will transfer that remaining value and the program will end. Before this final transfer, you may extend the program by allocating additional purchase payments, or by transferring Certificate Value, to the Stein Roe Money Market Sub-account or the designated One-Year Guarantee Period Fixed Account option.

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You may change the monthly amount you want transferred, the Sub-account(s) to which you want transfers made, or end the program. The program will automatically end on the Income Date. We reserve the right to end the program at any time by sending you a notice one month in advance.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. We establish conditions and procedures for telephone instructions for dollar cost averaging from time to time. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.

We may from time to time offer a variation of the program described above that applies only to your initial purchase payment and that makes transfers to the Sub-account(s) you select from a One-Year Guarantee Period Fixed Account option that is only available with dollar cost averaging. This One-Year Guarantee Period Fixed Account option will have a higher interest rate than the regular One-Year Guarantee Period Fixed Account option. We may offer you a choice of the time period within which the transfers must be completed. We generally will offer a choice of 6 or 12 months.

We calculate the monthly transfer amount by dividing the amounts allocated to the One-Year Guarantee Period Fixed Account option by the number of months in the transfer time period. The last monthly transfer amount also includes all the interest credited to the One-Year Guarantee Period Fixed Account option over the transfer time period. You may not change the transfer time period and/or the monthly transfer amount.

Asset Allocation Program. You may create your own asset allocation portfolio model using the variable Sub-accounts and the Guarantee Periods of the Fixed Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 5% and a whole number.

Alternatively, you may choose one of the following five asset allocation model portfolios for the Certificate that have been separately developed by Ibbotson Associates:
o	Model A -- Capital Preservation,

o	Model B -- Income and Growth,

o	Model C -- Moderate Growth,

o	Model D -- Growth, and

o	Model E -- Aggressive Growth.

If you create your own model or choose one of the models A through E, we will allocate your initial and subsequent purchase payments and Premium Credits among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons.

For any particular model A through E, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models A through E offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates will review models A through E and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. You will receive notification prior to any reconfiguration.

The Fixed Account is not available in models A through E. You may, however, allocate initial or subsequent purchase payments, or Certificate Value, between models A through E and the Fixed Account.

Rebalancing Program. Rebalancing allows you to maintain the percentage of your Certificate Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Certificate Value allocations. Under the rebalancing program, each period, if the allocations change from your desired percentages, we will automatically transfer your Certificate Value, including new purchase payments and Premium Credits (unless you tell us otherwise), back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Certificate Value allocated to the better performing Sub-accounts.

You may choose to have rebalancing done on a quarterly basis. We will automatically rebalance the Certificate Value of each Sub-account on the last day of the calendar quarter to match your current percentage allocations. We will not charge a transfer fee for rebalancing.

Generally, you may change your allocation percentages, choice of Sub-accounts, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

Certificate Value allocated to the Fixed Account is not included in the rebalancing program. After the Income Date, the rebalancing program applies only to variable annuity payments, and we will rebalance the number of Annuity Units in each Sub-account. Annuity Units are used to calculate the amount of each annuity payment.

If your total Certificate Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

Systematic Investment Program. You may make purchase payments for Non-Qualified Certificates through monthly deductions from your bank account or payroll. You may elect this program by completing and returning a systematic investment program application and authorization form to us. You may obtain an application and authorization form from us or your sales representative. There is a current minimum of $50 per payment for the program.

Systematic Withdrawal Program. To the extent permitted by law, if you enroll in the systematic withdrawal program, we will make monthly, quarterly, semi-annual or annual distributions directly to you. We will treat such distributions for federal tax purposes as any other withdrawal or distribution of Certificate Value. We will also treat such distributions as partial withdrawals for all purposes under the Certificate, including the calculation of the amount you would receive if you revoke the Certificate under the "Right to Revoke" provision. You may make systematic withdrawals from any Sub-accounts or any Guarantee Period of the Fixed Account (see Appendix A).

In each Certificate Year, your systematic withdrawals will not incur a surrender charge if the withdrawals do not exceed the "free withdrawal amounts" (see "Deductions for Surrender Charge"). The amount you may systematically withdraw without incurring a surrender charge is:
(a)	in the first Certificate Year, up to 10% of purchase payments, and

(b)	in the second or later Certificate Year, up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

If you revoke the program in the first Certificate Year, any subsequent partial withdrawals during that Certificate Year will immediately become subject to a surrender charge.

Unless you specify the Sub-account(s) or the Fixed Account from which you want withdrawals made, or if the amount in a specified Sub-account is less than the predetermined amount, we will make withdrawals under the program in the manner specified for partial withdrawals in "Partial Withdrawals and Surrender". We will process all Sub-account withdrawals under the program by canceling Accumulation Units equal in value to the amount to be distributed to you and to the amount of any applicable surrender charge.

You may combine the program with all other programs except the systematic investment program.

It may not be advisable to participate in the systematic withdrawal program and incur a surrender charge and income taxes when making additional purchase payments under the Certificate.

Appendix C describes the systematic withdrawal program in greater detail, including the four payment types currently available.

THE CERTIFICATES

Variable Account Value

The Variable Account Value for your Certificate is based on the sum of your proportionate interest in the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make, and the resulting Premium Credit, results in the credit of additional Accumulation Units to your Certificate and the appropriate Sub-account. Purchase payments and Premium Credits are credited to your Certificate using the Accumulation Unit value that is next calculated after we receive your purchase payment. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment. We process transactions other than purchase payments using the Accumulation Unit value that is calculated at the end of the valuation period during which the transaction occurs.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Account Value will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per unit. We determine the unit value applicable during any valuation period at the end of that period.

When we first purchased Eligible Fund shares on behalf of a Sub-account, we valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-account in any valuation period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from valuation period to valuation period. We calculate a net investment factor for each Sub-account according to the following formula (a / b) - c, where:
(a)	is equal to:

	(i)	the net asset value per share of the Eligible Fund at the end of the valuation period; plus

	(ii)	the per share amount of any dividend or other distribution the Eligible Fund made if the record date of such distribution occurs during that same valuation period.

(b)	is the net asset value per share of the Eligible Fund at the end of the prior valuation period.

(c)	is equal to:
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	(i)	the valuation period equivalent of the annual rate for the mortality and expense risk charge; plus

	(ii)	the valuation period equivalent of the annual rate for the distribution charge; plus
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	(iii)	a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

We may eliminate the daily distribution charge in (c)(ii) above for certain Certificates we issue in an internal exchange or transfer.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

You may return the Certificate within 10 days after you receive it by delivering or mailing it to us. The postmark on a properly addressed and postage-prepaid envelope determines if a Certificate is returned within the period. We will treat the returned Certificate as if we never issued it and will refund the Certificate Value. We will return your purchase payment, adjusted for either positive or negative investment experience, without consideration of the Premium Credit. Thus, the Premium Credit does not vest until the right to revoke period ends and we bear any investment loss, or retain any investment gain, produced by the Premium Credit. You bear the investment risk with respect to your purchase payment during the period prior to our receiving your request for cancellation.

DEATH PROVISIONS

Death of a Covered Person

This section describes who under different scenarios owns the Certificate after a relevant death and what rights that Owner has, who will become the new annuitant, if applicable, and the point in time at which we calculate the death benefit. We calculate the death benefit only once while a Certificate is in effect. However, depending upon the circumstances, the Certificate may remain in effect after we calculate the death benefit.

Covered Persons are you, or any joint Certificate Owner(s), or the Annuitant. If there is a non-natural Certificate Owner, such as a trust, the Annuitant is the sole Covered Person. Upon the death of any Covered Person while the Certificate is In Force, the Designated Beneficiary will become the new Certificate Owner, and a new Designated Beneficiary will be created. The Designated Beneficiary is determined in the following order after the death of a Covered Person: you; the joint Certificate Owner(s); the primary beneficiary(ies); the contingent beneficiary(ies); and your estate. If you and one or more joint Certificate Owners are alive, all such persons collectively will be the new Owner.

During any period following a relevant death while the Certificate is continued and in effect, the Designated Beneficiary may exercise all ownership rights, including the right to make purchase payments, to make transfers and partial withdrawals, and to surrender the Certificate for its Certificate Withdrawal Value, as it may be adjusted. (See "Standard Death Benefit" section.)

If the decedent was the Certificate Owner and the surviving spouse is the sole Designated Beneficiary,

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he or she as the new Owner may either surrender the Certificate for the death benefit or continue it until his or her death, or the death of the Annuitant, if a different person. If the new Owner continues the Certificate, we will not calculate the death benefit (including any Optional Death Benefit described below) until the subsequent death. If the deceased Owner was also the Annuitant, the new Annuitant will be any living contingent Annuitant, or if none, the Designated Beneficiary. Upon the death of the new Annuitant or the surviving spouse, the Designated Beneficiary may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the decedent was the Certificate Owner and the surviving spouse is not the sole Designated Beneficiary,

he or she as new Owner may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit (including any Optional Death Benefit described below) after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the decedent was the Annuitant but not a Certificate Owner, and if you and any joint Certificate Owner(s) are all natural persons,

all such persons as the Designated Beneficiary become the new Certificate Owner and may either surrender the Certificate for the death benefit or continue it until the death of a new Owner or the new Annuitant. The new Annuitant will be any living contingent Annuitant, you, or any person you designate within 60 days of the date of the death of the Annuitant. If the new Certificate Owner continues the Certificate, we will calculate and pay the death benefit upon the first to die of the new Certificate Owner and the new Annuitant.

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If the decedent was the Annuitant but not a Certificate Owner, and if you or any joint Certificate Owner(s) is a non-natural person, such as a trust, all such persons as the Designated Beneficiary become the new Certificate Owner and new Annuitant and may surrender the Certificate for the death benefit or continue if for a period not to exceed five years from the date of death of the Annuitant. We calculate the death benefit after the death of the Annuitant, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the Certificate is still in effect at the end of a five-year continuation period, we will pay the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the estate of the Designated Beneficiary.

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If the Certificate is issued under a Qualified Plan, it may continue for the time period permitted by the Internal Revenue Code which may be longer than the five-year continuation period specified above. As with non-Qualified Certificates, when a spouse chooses to continue a Certificate under a Qualified Plan, we will not calculate the death benefit (including any Optional Death Benefit as described below) until the death of the spouse. However, if a beneficiary other than a spouse of the owner continues a Certificate issued under a Qualified Plan, the Certificate Value is increased, if necessary, to equal the death benefit (including any Optional Death Benefit), and any Optional Death Benefit Charge will terminate.

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Systematic Withdrawal and Systematic Investment Programs. After we receive due proof of death or receive information about a death that we reasonably believe to be true, we will end any systematic withdrawal program and/or systematic investment program, unless
o	with respect to systematic withdrawals, the Designated Beneficiary is a Certificate Owner who requested us to begin the program and/or has been the sole or joint recipient of the payments, and

o	with respect to systematic investments, the decedent was a non-owner Annuitant.

If we end your systematic withdrawal program based on the above but have paid any systematic withdrawal(s) after death to a person other than the Designated Beneficiary, we will use reasonable efforts to have the recipient return the systematic withdrawal amount(s) so that it may be paid to the Designated Beneficiary or added to the Certificate Value if the Designated Beneficiary elects to continue the Certificate. If the recipient does not return the payment(s), we are not responsible to pay the Designated Beneficiary for those payments.

Standard Death Benefit

Except in the circumstances described above when we defer calculating the death benefit, we calculate the death benefit after the death of the first Covered Person to die while the Certificate is in effect, and after we have received due proof of death and a written request from the Designated Beneficiary to surrender or continue the Certificate.

The standard death benefit is the greater of
o	the current "net purchase payment death benefit", less any premium taxes, and

o	the current Certificate Value, less any premium taxes.

The death benefit does not affect the Certificate Value prior to the death of a Covered Person, but may increase it after such a death. If the Designated Beneficiary surrenders the Certificate for the death benefit, we will pay the greater of the two amounts described above. If the death is one which requires a calculation of the death benefit, and on the date we receive due proof of death and a written election to continue the Certificate the current "net purchase payment death benefit" is greater than the current Certificate Value, we add the difference to the Certificate Value. We allocate this additional amount to the Variable Account and/or the Fixed Account based on the current purchase payment allocation selection then in effect.

Net Purchase Payment Death Benefit. The net purchase payment death benefit is:
o	the initial purchase payment, plus

o	any additional purchase payments made prior to the death benefit calculation date, less

o	any partial withdrawals (including any applicable surrender charges) made prior to the death benefit calculation date.

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Optional Death Benefit

In addition to the standard death benefit, we offer a different Death Benefit Option, which increases the standard death benefit. You may elect Option 1 or not. You may not elect Option 1 if all Covered Persons have attained age 85. You may only elect Option 1 at the time you purchase your Certificate. Your election of Option 1 is irrevocable, and we will deduct a charge while the Certificate remains in effect until the Income Date. You should carefully consider whether electing an Optional Death Benefit is right for you.

Death Benefit Option 1

High Anniversary Value. When you purchase the Certificate, you may elect in writing Death Benefit Option 1: High Anniversary Value. Under this option, after the first Certificate Year, upon the death of a Covered Person who has not attained age 85 on the Certificate Date, the death benefit will be the greater of:

o	the "High Anniversary Value", determined as described below; and

o	the standard death benefit.

The standard death benefit applies upon the death of any Covered Person who has attained age 85 as of the Certificate Date or dies within the first Certificate Year.

We calculate the High Anniversary Value as follows. On the first Certificate Anniversary, the High Anniversary Value for each applicable Covered Person equals the Certificate Value. Thereafter, we recalculate the High Anniversary Value on:

(a)	each day there is a purchase payment or partial withdrawal; and

(b)	each Certificate Anniversary, until such Covered Person attains age 86.

When we receive a purchase payment or pay a partial withdrawal, we adjust the High Anniversary Value by:

o	adding any additional purchase payments and Premium Credits made that day; and

o	subtracting the following amount for each partial withdrawal made that day:
(i)	the amount of the partial withdrawal (including any applicable surrender charge),

(ii)	divided by the Certificate Value immediately before the withdrawal, and

(iii)	multiplied by the "High Anniversary Value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary until the Covered Person has attained age 86, we adjust the High Anniversary Value by comparing the then current Certificate Value with the then current High Anniversary Value, adjusted as described above. If the then current Certificate Value exceeds the adjusted High Anniversary Value, the then current Certificate Value will become the new High Anniversary Value.

After a Covered Person has attained age 86, we will no longer adjust the High Anniversary Value to reflect changes in the Certificate Value, except as set forth below with respect to adding or changing a Covered Person. Thereafter, however, until the date of death, we will continue to adjust, as described above, the High Anniversary Value to reflect purchase payments, Premium Credits and/or partial withdrawals.

Between the date of death and the calculation of the death benefit upon receipt of the Designated Beneficiary's request to surrender for the death benefit or continue the Certificate, we will further adjust the High Anniversary Value for each applicable Covered Person by adding purchase payments and Premium Credits and/or subtracting partial withdrawals. Partial withdrawals are subtracted on a dollar-for-dollar basis as described above with respect to the net purchase payment death benefit. We will not adjust the High Anniversary Value to reflect changes in the Certificate Value between the date of death and the previous Certificate Anniversary.

You may add or replace any Covered Person. If the new Covered Person had attained age 85 as of the Certificate Date, the High Anniversary Value will not apply at the death of the new Covered Person. Also, if at the time you add or replace a Covered Person all of the existing Covered Persons have survived until the Certificate Anniversary immediately preceding the date they attain age 86, the High Anniversary Value for the new Covered Person will equal the High Anniversary Value of the youngest of the other Covered Persons. We will adjust that High Anniversary Value only as described above to reflect the addition of purchase payments and Premium Credits and/or the subtraction of partial withdrawals.

If you elect this Death Benefit Option, we will charge an annual fee of .15% of the "benefit base", as described below, until either the death benefit is paid or the Income Date occurs. We will continue to impose this charge even after we cease to adjust the High Anniversary Value to reflect changes in Certificate Value because of the attained age of the Covered Persons. Thus you should consider the ages of all of the Covered Persons to decide whether this Death Benefit Option is right for you.

Charge for the Optional Death Benefit. The yearly charge for the Optional Death Benefit is .15% of the applicable "benefit base". On each Certificate Anniversary prior to the Income Date, we calculate and deduct the dollar amount of the yearly charge as follows:
o	we identify the youngest Covered Person and determine the amount of the elected Option 1 or Option 2 Death Benefit; this amount is the "benefit base",

o	we multiply the benefit base by .15% to determine the dollar amount of the charge, and

o

we then deduct the dollar amount of the charge from your Certificate Value. We will deduct the charge from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, we will deduct the charge amount, or the excess portion, from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value. If there is insufficient value in the Variable Account and the Fixed Account combined, the Certificate will be canceled.

If you surrender your Certificate during a Certificate Year before the Certificate Anniversary, we will deduct a pro-rata amount of the full yearly charge from your Certificate Value. We first determine the applicable full yearly charge. We will use the yearly charge we computed as of the prior Certificate Anniversary unless you have made any purchase payments and/or partial withdrawals since then. If so, we will use a yearly charge that may be higher or lower since we may adjust the applicable death benefit to reflect each purchase payment and withdrawal you made since the Anniversary. We will then calculate a pro-rata amount of the applicable yearly charge by multiplying it further by the ratio of the number of days from the Certificate Anniversary until the day of surrender to the total number of days (generally 365) in the Certificate Year of surrender.

No charge amount will be due:
o	upon surrender of the Certificate if the death benefit is being calculated at that time because the Designated Beneficiary has elected to surrender the Certificate (see "Standard Death Benefit"), or

o	on or after the Income Date.

Also, if we deduct a charge amount on any Certificate Anniversary during the period
o	starting when we receive due proof of death or similar information we reasonably believe to be true and

o	ending when we calculate the death benefit because the Designated Beneficiary has elected to surrender or continue the Certificate,

We will refund each such charge amount by adding it either to the surrender payment or to the Certificate Value in the case of a continuation.

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Payment of Death Benefit

Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any surrender death benefit of $5,000 or more under an annuity payment option that meets the following:
o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy.

For example, Annuity Options A, B, and D can meet these criteria, provided that any guaranteed payments are not scheduled to continue past the Designated Beneficiary's life expectancy. If the Designated Beneficiary dies before all guaranteed payments have been made, the successor payee may not extend the period of time during which the remaining payments are to be made.

CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. You may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.

You may direct us in writing to change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. If the selection of a beneficiary or annuitant was designated "irrevocable", that selection may be changed only with that person's written consent.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Certificate by notifying us in writing. The minimum withdrawal amount is $300. We may permit a lesser amount with the systematic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, we will treat the request as a withdrawal of only the amount over $2,500. The amount withdrawn will include any applicable surrender charge and may be greater than the amount of the surrender check requested. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, the amount surrendered, or the excess portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value. See Appendix A.

You may totally surrender the Certificate by notifying us in writing. Surrendering the Certificate will end it. Upon surrender, you will receive the Certificate Withdrawal Value.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may apply any surrender benefit of at least $5,000 to an annuity payment option. If the Certificate Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies, if you have selected a variable payout.

Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a competent tax adviser.

Participants under Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Certificate under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by using the following formula:
o	your Certificate Value,

o	minus any premium taxes not previously deducted, and

o	minus any applicable certificate maintenance charge on the Income Date.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

o	for variable annuity options, not earlier than the first day after the Certificate Date,

o	for fixed annuity options, not earlier than the first Certificate Anniversary, and

o	not later than the earlier of

(i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary or

(ii) any maximum date permitted under state law.

You may continue to make purchase payments until you reach your Income Date.

If you do not select an Annuity Option, we automatically choose Option B. If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date by writing to us at least 30 days before the Income Date.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and

Option D: Life Income.

You may arrange other options if we agree. Each option is available in two forms - as a variable annuity for use with the Variable Account and as a fixed annuity for use with our general account Fixed Account. Variable annuity payments will fluctuate. Fixed annuity payments will not fluctuate. We determine the dollar amount of each fixed annuity payment by:
(a)	deducting from the Fixed Account Value, any premium taxes not previously deducted and any applicable certificate maintenance charge;

(b)	dividing the remainder by $1,000; and

(c)	multiplying the result by the greater of:
(i) the applicable factor shown in the appropriate table in the Certificate; and
(ii) the factor we currently offer at the time annuity payments begin. We may base this current factor on the sex of the payee unless we are prohibited by law from doing so.

If you do not select an Annuity Option, we will automatically apply Option B. Unless you choose otherwise, we will apply:
o	Variable Account Value, less any premium taxes not previously deducted and less any applicable certificate maintenance charge, in its entirety to a variable annuity option, and

o	Fixed Account Value, less any premium taxes not previously deducted, in its entirety to a fixed annuity option.

The same amount applied to a variable option and a fixed option will produce a different initial annuity payment and different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any variable or fixed option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 10 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the payee's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP) when we are making variable annuity payments. At any time while we are making variable annuity payments, the payee may elect to receive the following amount:
o

the present value of the remaining variable annuity payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate and it is 5% per year, unless you chose 3% per year at the time the option was selected); less

o	any surrender charge due by treating the value defined above as a total surrender.

Instead of receiving a lump sum, the payee may elect another payment option and we will not reduce the amount applied to the new option by the surrender charge above.

If, at the death of the payee, Option A payments, whether variable or fixed, have been made for fewer than the chosen number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o	the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

The mortality and expense risk charge is deducted during the Option A payment period if a variable payout has been selected, but we have no mortality risk during this period.

You may choose a "level monthly" payment option for variable payments under Option A. Under this option, we convert your annual payment into 12 equal monthly payments. Thus the monthly payment amount changes annually instead of monthly. We will determine each annual payment as described below in "Variable Annuity Payment Values", place each annual payment in our general account, and distribute it in 12 equal monthly payments. The sum of the 12 monthly payments will exceed the annual payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If the payments are commuted, we will use the commutation method described above for calculating the present value of remaining annual payments and use the interest rate that determined the current 12 monthly payments to commute any unpaid monthly payments.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. Changes can only be made on the anniversary of the date of your first payment.

For regular PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the "level monthly" option;

o	changing the AIR or benchmark rate;

o	changing the payment frequency; and

o	changing the day of the month on which payment occurs.

For "level monthly" PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the regular PIP option;

o	changing the AIR or benchmark rate; and

o	changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless you chose 3% per year at the time the option was selected.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Option D: Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex. It is possible under this option to receive only one annuity payment if the payee dies after the receipt of the first payment, or to receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first variable annuity payment by multiplying the Certificate Value you are applying to variable annuity payments by the annuity purchase rate for the Annuity Option you have selected. The annuity purchase rates are based on an assumed annual investment rate (AIR or benchmark rate) of 5% per year, unless you choose 3% in writing. (See below and "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs and how your initial variable payment is calculated.)

Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge and the distribution charge) is better or worse than the assumed investment rate. The total dollar amount of each variable annuity payment will be equal to:
o	the sum of all Sub-account payments, less

o

the pro-rata amount of the annual certificate maintenance charge. (See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived under variable payments Option A.)

Currently, there is no limit on the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the variable annuity payments. Currently, there is also no charge for such transfers.

If you apply the same amount to a particular payment option, a 5% AIR will result in a larger initial payment than a 3% AIR. You should note, however, that, assuming the same investment performance, your subsequent payments using a 5% AIR will increase by a smaller percentage (when they increase) and decrease by a larger percentage (when they decrease) than will subsequent payments using a 3% AIR. Indeed, it is possible that after a sufficient period of time, payments determined using a 5% AIR may be lower than payments commencing at the same time using the same Sub-accounts but a 3% AIR. Note that if you select Option A (Income for a Fixed Number of Years) and payments continue for the entire period, the 5% AIR payment amount will start out being larger than the 3% AIR payment amount but eventually the 5% AIR payment amount will become less than the 3% AIR payment amount. Whether you would be better off choosing a higher or lower AIR depends on the annuity payment option you choose, the investment performance of the Sub-accounts you choose, and the period for which payments are received.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the above conditions exist.

TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Certificate is for use by individuals in retirement plans, which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Certificate, the portion of the surrender payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate. Since Premium Credits are not treated as purchase payments, they do not increase your cost basis. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Certificate to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates, or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the contracts exceeds the sum of their cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month or a change from regular PIP to "level monthly" PIP (or vice versa) where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments; provided that only one purchase payment is made to the Certificate, that the Certificate is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
	(i)	the penalty tax does not apply to any distribution;
	(ii)	partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
	(iii)	assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations that will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate may be used with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Certificate in a Qualified Plan, you should only consider the Certificate's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only:

o	when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans with Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate prior to the Income Date. The number of shares held in each Sub-account that are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account that are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CERTIFICATES

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Keyport Financial Services Corp. ("KFSC"), an affiliate, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into selling agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

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A dealer selling the Certificate may receive up to 7.00% of purchase payments, and additional compensation later based on the Certificate Value attributable to those payments. The percentage may increase to 8.00% during certain time periods Keyport and KFSC select. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours, to any salesperson whom we have appointed to sell the Certificates, or to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they have higher Premium Credits which approximate the expenses Keyport does not incur as a result of lower or no dealer compensation.

We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA that has a contingent deferred sales charge provision will be issued with an exchange endorsement. One effect of the endorsement is that we will not assess a surrender charge under the Old VA at the time of the exchange. The exchange endorsement provides that we will calculate any surrender charge assessed under the Certificate in relation to the initial purchase payment (i.e., the amount exchanged) based on the actual time of each purchase payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Revoke" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.

Under any exchange program of ours, we treat the exchange as being income tax free. Before making any exchange, you should consult a competent tax advisor and, for Old VA to Certificate exchanges, you also should consider the differences between the two variable annuities, including the Sub-account selections.

You may make an exchange to a Certificate if we are making variable annuity payments for a fixed number of years under an Old VA. Under your Certificate, the Income Date will be the date of the next scheduled payment under the Old VA and the payment period will be the payment period remaining under the Old VA. On the Certificate Date of your new Certificate, the present value of the remaining annuity payments under the Old VA will be allocated to the Sub-account(s) you select under the Certificate and the amount of future variable annuity payments under your Certificate will be based upon the investment return of those Sub-accounts(s). From the Certificate Date to the Income Date, we will treat your Certificate as one under which periodic annuity payments have begun, and not one that has values based on Accumulation Units. Other than the change in Sub-account allocation described above, we do not permit you to make any changes as you exchange from the Old VA to your Certificate.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment which includes a Premium Credit in the Sub-account from the beginning of the measuring period to the end of that period. Average annual total return reflects historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This calculation also reflects any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. We do not deduct premium taxes or any charge for optional benefits from average annual total return. Average annual total return would be less if these charges were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

We also may present additional non-standardized total return information that is computed on a different basis. Any non-standardized total return will be accompanied by average annual total return calculated as described above:
o

First, we may present total return information without any Premium Credits and any deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

o

Second, we may present total return information calculated as described above, except that the Premium Credit, surrender charge, the certificate maintenance charge and premium taxes are not deducted. Thus, the calculation is simplified. We divide the change in a Sub-account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-account at the beginning of the period. We may calculate a 12-month change rate. If we calculate a rate for longer periods, we annualize the total rate in order to obtain the average annual percentage change for that period. The percentages would be less if these charges were included.

o

Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. We may present performance information for such periods based on the historical results of the Eligible Funds and applying the Certificate's fees and charges for the specified time periods other than the Premium Credit and applicable surrender charges. The percentages would be less if these charges were included.

We may advertise yield and effective yield information for the Stein Roe Money Market Sub-Account. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include any optional benefit charge, surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter is a party. We are engaged in various kinds of routine litigation that, in our judgment, is not of material importance in relation to our total capital and surplus.

INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Benefit Life Insurance Company, Service Office, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

TABLE OF CONTENTS-STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

THE FIXED ACCOUNT (ALSO KNOWN AS THE GUARANTEED ANNUITY ACCOUNT)

Introduction

This appendix describes the Fixed Account option available under the Certificate.

Any amounts you allocate to the Fixed Account option become part of our general account. Because of provisions in the securities laws, our general account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

Allocations to the Fixed Account

We will allocate purchase payments and Premium Credits to the Fixed Account according to your selection in the application. Your selection must specify the percentage of the purchase payment and its resulting Premium Credit you want to allocate to each Guarantee Period. The percentage, if not zero, must be at least 5%. You may change the allocation percentages without any charges. You must make allocation changes in writing unless you have, in writing, authorized us to accept telephone allocation instructions. By authorizing us to accept telephone changes, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. We will notify you in advance of any changes.

Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value. We currently offer Guarantee Periods of one year. We may change at any time the number and/or length of Guarantee Periods we offer. If we no longer offer a particular Guarantee Period, the existing Fixed Account Value in that Guarantee Period will remain until the end of the period. At that time, you must select a different Guarantee Period.

Fixed Account Value

Fixed Account Value is equal to:
o	all purchase payments and Premium Credits allocated or value transferred to the Fixed Account plus the interest credited on those payments or amounts transferred; less

o	any prior partial withdrawals or transfers from the Fixed Account, including any applicable charges.

Interest Credits

We credit interest daily. The interest we credit is based on an annual compound interest rate. It is credited to purchase payments and Premium Credits allocated to the Fixed Account at rates we declare for Guarantee Periods of one or more years from the month and day of allocation. Any rate we set will be at least 3% per year.

Our interest crediting method may result in each of your Guarantee Periods being subject to different rates. For purposes of this section, we treat Variable Account Value transferred to the Fixed Account and Fixed Account Value that is renewed or transferred to another Guarantee Period as a purchase payment allocation.

End of A Guarantee Period

We will notify you in writing at least 30 days prior to the end of each of your Guarantee Periods. At the end of your Guarantee Period, we will automatically transfer your Guarantee Period's Fixed Account Value to the Stein Roe Money Market Sub-account unless we have received:

o	your election of a new Guarantee Period from among those we offer at that time; or

o	your instructions to transfer the ending Fixed Account Value to one or more Sub-accounts of the Variable Account.

You may not elect a new Guarantee Period that is longer than the number of years remaining until the Income Date.

Transfers of Fixed Account Value

You may transfer Fixed Account Value from one of your Guarantee Periods to another or to one or more Sub-accounts of the Variable Account. If the Fixed Account Value represents multiple Guarantee Periods, your transfer request must specify from which values you want the transfer made.

The Certificate allows us to limit the number of transfers you may make in a specified time period. Currently, we generally limit Variable Account and Fixed Account transfers to unlimited transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value" and "Limits on Transfers". These limitations will not apply to any transfer made at the end of a Guarantee Period. We will notify you prior to changing the current limitations.

You must request transfers in writing unless you have authorized us in writing to accept telephone transfer instructions from you or from a person acting on your behalf as an attorney-in-fact under a power of attorney. By authorizing us to accept telephone transfer instructions, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. If you have authorized telephone transfers, you will be notified in advance of any changes. A person acting on your behalf as an attorney-in-fact under a power of attorney may request transfers in writing.

If we receive your transfer requests before 4:00 PM Eastern Time, or any other time for the close of trading on the New York Stock Exchange, we will execute them at the close of business that day. Any requests we receive later, we will execute at the close of the next business day.

If you transfer 100% of a Guarantee Period's value and your current allocation for purchase payments includes that Guarantee Period, we will automatically change the allocation formula for future purchase payments unless you instruct otherwise. For example, if the allocation formula is 50% to the One-Year Guarantee Period and 50% to Sub-account A and you transfer all Fixed Account Value to Sub-account A, we will change the allocation formula to 100% to Sub-account A.

APPENDIX B

TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation,
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.

10. If you transfer 100% of any Sub-account's value and the allocation formula for purchase payments includes that Sub-account, then we will change the allocation formula for future purchase payments accordingly unless we receive telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-account A and 50% to Sub-account B and you transfer all of Sub-account A's value to Sub-account B, we will change the allocation formula to 100% to Sub-account B unless you instruct us otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1-6 above are applicable.

APPENDIX C

SYSTEMATIC WITHDRAWAL PROGRAM

Payment Type

We offer four types of payments under our Systematic Withdrawal Program. The method we use to calculate your payments depends on which type of payment you select. They are described below. The first two are available under all Certificates (#1-2). The other two are available only under individual retirement annuities where the owner is under age 58-1/2 when the first payment is made (#3&4). You may only select a type of payment that will result in a first payment of at least $100.
1.

Percentage Method. Each Certificate Year we pay you equal periodic payments based on the annual withdrawal of a specified percentage of your Certificate Value. The percentage you select may not exceed 10%. We annually redetermine the amount of your equal periodic payments.

To determine your equal periodic payment amount, we first multiply the selected percentage times your Certificate Value on the date of your first payment in each Certificate Year. We then divide that amount by the number of periods in a year. We recalculate the amount of your equal periodic payments at the beginning of each Certificate Year based on your Certificate Value at that time.

In the first Certificate Year of your participation in our Systematic Withdrawal Program, we calculate your equal periodic payments as described above, but we will only make as many payments as there are periods left in the Certificate Year. For example, if at the beginning of a Certificate Year your Certificate Value was $120,000 and you wanted to withdraw 10% in equal monthly payments, we would pay you $12,000 in 12 monthly payments of $1,000 each. However, if you started your Systematic Withdrawal Program three months into that Certificate Year, we would pay you $9,000 in 9 monthly payments of $1,000 each, and then we would recalculate your monthly payment amount. Accordingly, you would receive less than 10% of your Certificate Value in the first Certificate Year of your participation in this program.

2.

Net Amount Method. You specify a set dollar amount for each withdrawal of at least $100. In the event a surrender charge is applicable to all or part of a withdrawal because your specified amount exceeds the "free withdrawal amounts", we will increase the withdrawal amount in order to create a net withdrawal amount equal to your specified amount.

3.

IRA Amortization Method. The systematic withdrawal amount will remain the same during the entire life expectancy period. We will calculate the payment amount based on the amortization method described in IRS Notice 89-25 (Q&A-12), using your Certificate Value on the date of the first payment, your life expectancy based on your attained age on the date of the first payment and IRS Table V, and an interest rate on the date of the first payment that is not in excess of a reasonable rate.

4.

IRA Minimum Distribution Method. The systematic withdrawal amount will change each year during the life expectancy period. We will calculate the annual payment amount based on the minimum distribution method described in IRS Notice 89-25 (Q&A-12), by dividing your current Certificate Value at the time of each year's calculation by your then current life expectancy factor (the life expectancy factor is initially determined by your attained age on the date of the first payment and IRS Table V and it is then reduced by 1.0 when each succeeding year's calculation is made). The initial calculation of he annual payment amount will occur on the date of the first payment and each succeeding year's calculation will occur one year later. The annual payment calculated each year will be paid out in equal payments according to the frequency option chosen.

Payment Frequency and First Payment Date

You may request that withdrawals be made monthly, quarterly, semi-annually or annually. If, however, your selected payment frequency will create a withdrawal amount of less than $100, we will reduce the frequency of payments to an interval that will result in the withdrawal being at least $100.

Unless you select a later date by written request, the date of the first withdrawal will be (a) one payment period after the Certificate Date if you request systematic withdrawals at the time of your initial purchase payment or (b) one payment period after we receive your written request to begin systematic withdrawals. If, however, your written request is for an IRA Method (#3 or #4) and you made a partial withdrawal in the same Certificate Year, then the first withdrawal shall instead be on the next Certificate Anniversary.

Federal Income Tax Withholding

The taxable portion of withdrawals you receive from your Certificate is subject to 10% federal income tax withholding unless you elect not to have withholding apply. Any withholding will be deducted from the payment amount calculated under the payment type in effect.

You may elect not to have withholding apply to withdrawal payments by signing and dating an election of no withholding. You are liable for payment of federal income tax on the taxable portion of your withdrawal. You also may be subject to tax penalties if your withholding and estimated tax payments are not sufficient.

If you want federal income tax withholding to apply, please sign and date an election of withholding. Your election to withhold or to not withhold will remain in effect until you revoke it. You may revoke it at any time.

Direct Deposit of Payments

If you request direct deposit of systematic withdrawals to your checking or savings account, we will use our best effort to ensure that the correct amount is credited to your account within three business days of the payment date. If we transfer less than the correct amount, any shortfall will be corrected in full with the next transfer. If we transfer more than the correct amount or duplicate a transfer in error, any excess or duplicate amount, unless repaid to us in one sum, will be deducted from future transfers until we are repaid in full.

Important Income Tax Information

Payment Types 1 and 2. Systematic withdrawals will be taxed under the regular rules applicable to surrenders and not under the special exclusion ratio/amount rules applicable to annuity payments. All or part of each withdrawal may thus be taxable. In addition, anyone under the age of 59-1/2 at the time of a withdrawal may also be subject to a 10% federal income tax penalty on the taxable portion of the withdrawal. Our reporting to the Internal Revenue Service will be based on our opinion of the taxable amount and whether the penalty tax applies.

IRA Payment Types 3 and 4. Based on Internal Revenue Service requirements, we will report systematic withdrawals to them as 100% taxable. It is our opinion under current federal income tax laws that the withdrawals will not be subject to an additional 10% federal income penalty tax because they will be part of a series of substantially equal periodic payments made for your life expectancy. We will thus report to the Internal Revenue Service that no penalty tax applies. If, however, you end systematic withdrawals before the later of your attaining age 59-1/2 or five years after the first payment, you will then be subject to both retroactive 10% federal penalty taxes on all systematic withdrawals made before 59-1/2 and federal interest penalties on those taxes. Unlike you, we may not end your systematic withdrawals before your retroactive penalty tax period has expired.

Other Systematic Withdrawal Conditions

Under payment types #1 and 2, if any withdrawal would cause your Certificate Value to be reduced below the minimum value specified in your Certificate, that withdrawal will not be made and we will contact you about modifying the withdrawal amount and/or the payment frequency so that withdrawals may resume. Your systematic withdrawals will continue until we receive your written revocation, we discontinue the program, or the annuitant or an owner dies. Once authorization terminates, systematic withdrawals cannot be resumed again until after the next Certificate Anniversary. At that time a new systematic withdrawal request form will be required. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

Under IRA payment types #3 and 4, you may not make a withdrawal outside the program or surrender the Certificate during the period of systematic withdrawals. Also, you may not make any additional purchase payments to the Certificate. Your systematic withdrawals will continue in force until we receive your written revocation, you die, or we discontinue the program after the later of your attaining age 59-1/2 or five years after your first payment. Once your authorization terminates, systematic withdrawals may not be resumed. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

For other information of a general nature, including circumstances under which the surrender charge may apply to any withdrawals, see "Systematic Withdrawal Program" under "OTHER SERVICES".

Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Benefit Life Insurance Company

125 High Street, Boston, MA 02110-2712

NYBVA.PROS	3/2001


Yes. I would like to receive the New York Keyport Latitude Variable Annuity Statement of Additional Information.

Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:

AIM Variable Insurance Funds, Inc.

Alliance Variable Products Series Fund, Inc.

Fidelity Variable Insurance Products Funds

Liberty Variable Investment Trust

MFS Variable Insurance Trust

Rydex Variable Trust

SteinRoe Variable Investment Trust

Wanger Advisors Trust

Name

Address

City

State

Zip

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

KEYPORT BENEFIT LIFE INSURANCE CO.

125 HIGH STREET

BOSTON, MA 02110-2712

NO POSTAGE

NECESSARY

IF MAILED

IN THE

UNITED STATES

PART B

STATEMENT OF ADDITIONAL INFORMATION

GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACT

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT BENEFIT LIFE INSURANCE COMPANY ("Keyport Benefit")


This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Keyport Latitude variable annuity prospectus dated , 2001. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport Benefit at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.


TABLE OF CONTENTS



The date of this statement of additional information is , 2001.

NYL.SAI	3/2001


KEYPORT BENEFIT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport Benefit. Liberty Mutual ultimately controls Keyport Benefit through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC"), SteinRoe Services, Inc. and Keyport Life Insurance Company Liberty Mutual, as of December 31, 1999, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport Benefit, see page 11 of the prospectus.

VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport Benefit at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport Benefit uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport Benefit first purchased Eligible Fund shares on behalf of each Sub-Account, Keyport Benefit valued each Annuity Unit for such Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. (See "Net Investment Factor" in the prospectus.) This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport Benefit calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:
(a)	is equal to the net investment factor as defined in the prospectus; and

(b)

is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Certificate's annuity tables is 5% per year. An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge and the Distribution Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 5% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% AIR and 5% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 5% return, the 3% AIR payment would increase in amount while the 6% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 5% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 5% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 6% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 5% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport Benefit to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport Benefit receives the request, Keyport Benefit will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

SAFEKEEPING OF ASSETS

Keyport Benefit acts as custodian for, and is responsible for the safekeeping of, the assets of the Variable Account. Keyport Benefit has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport Benefit has contracted with Keyport Life Insurance Company, its corporate parent, to provide all administration for the Contracts and Certificates, as its agent. Keyport Benefit pays Keyport Life Insurance Company for the costs it incurs for providing those administrative services.

PRINCIPAL UNDERWRITER

The Contract and Certificates, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), an affiliate of Keyport Benefit.

EXPERTS

The statutory-basis financial statements of Keyport Benefit Life Insurance Company as of December 31, 1999 and 1998, and for the years then ended, and the financial statements of Keyport Benefit Life Insurance Company-Variable Account A at December 31, 1999 and for the year ended December 31, 1999 and for the period from February 6, 1998 (commencement of operations) to December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average Annual Total Return for a Certificate that is Surrendered

The tables below provide performance results for each Sub-Account through December 31, 1999. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Certificate Owner.

The following tables were calculated using the method prescribed by the Securities and Exchange Commission. They illustrate each Sub-Account's average annual total return over the periods shown assuming a single $1,000 initial purchase payment, including a 5% Premium Credit and the surrender of the Certificate at the end of each period. The Sub-Account's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Sub-Account for the period specified. The first table uses the inception date of the Certificate's Sub-Accounts while the second table assumes the Certificate was available prior to that date on the Funds' inception date.

Each calculation assumes that the $1,000 initial purchase payment and a 5% Premium Credit were allocated to only one Sub-Account and no transfers or additional purchase payments were made. The rate of return reflects all charges assessed against a Certificate and the Sub-Account except for any premium taxes that may be payable and any charge for optional benefits. The charges reflected are: a Contingent Deferred Sales Charge that applies when the hypothetical Certificate is surrendered; the annual 1.25% Mortality and Expense Risk Charge; the annual 0.15% distribution charge; and, on an allocated basis, the Certificate's Certificate Maintenance Charge that is deducted at the end of each year and upon surrender. The Contingent Deferred Sales Charge used in the calculations for a particular Sub-Account is equal to the percentage charge in effect at the end of the period multiplied by the assumed $1,000 payment. The percentage charge declines from 8% to 2% over 9 years.
	Average Annual Total Return for a
	Certificate Surrendered on 12/31/99
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period
	One	Three	Five	Ten	Since Sub-Account
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	N/A	N/A	N/A	40.41%(08/17/98)
AIM International Equity	51.03%	N/A	N/A	N/A	37.57%(08/17/98)
AIM Value	N/A	N/A	N/A	N/A	2.43%(07/01/99)**
Alliance Growth & Income	6.07%	N/A	N/A	N/A	15.84%(08/17/98)
Alliance Premier Growth	27.54%	N/A	N/A	N/A	24.88%(07/22/98)
Alliance Technology	N/A	N/A	N/A	N/A	19.10%(07/01/99)**
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-1.46%(08/17/98)
Colonial Strategic Income	-3.61%	N/A	N/A	N/A	-2.07%(07/22/98)
Colonial U.S. Growth & Income	6.87%	N/A	N/A	N/A	44.80%(07/22/98)
Newport Tiger	64.32%	N/A	N/A	N/A	69.76%(07/22/98)
MFS Emerging Growth	73.25%	N/A	N/A	N/A	54.18%(07/22/98)
Stein Roe Balanced	7.51%	N/A	N/A	N/A	6.94%(07/22/98)
Stein Roe Growth Stock	32.45%	N/A	N/A	N/A	23.95%(07/22/98)
Stein Roe Mortgage Securities	-4.35%	N/A	N/A	N/A	-1.47%(07/22/98)


* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since these Sub-Accounts have been in existence for less than one year.
		Average Annual Total Return for a
		Certificate Surrendered on 12/31/99
		Hypothetical $1,000 Purchase Payment*

		Length of Investment Period
	One	Three	Five	Ten	Since Fund
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	23.48%	24.41%	N/A	21.14%(05/05/93)
AIM International Equity	51.03%	22.10%	21.39%	N/A	17.06%(05/05/93)
AIM Value	25.25%	25.13%	24.93%	N/A	21.06%(05/05/93)
Alliance Growth & Income	6.07%	18.32%	22.69%	N/A	13.29%(01/14/91)
Alliance Premier Growth	27.54%	36.45%	34.87%	N/A	25.12%(06/26/92)
Alliance Technology	71.83%	43.89%	N/A	N/A	34.55%(01/11/96)
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-4.62%(05/19/98)
Colonial Strategic Income	-3.61%	3.38%	7.47%	N/A	6.80%(07/05/94)
Colonial U.S. Growth & Income	6.87%	19.45%	21.77%	N/A	20.44%(07/05/94)
Newport Tiger	64.32%	0.30%	N/A	N/A	5.69%(05/01/95)
MFS Emerging Growth	73.25%	41.15%	N/A	N/A	35.24%(07/24/95)
Stein Roe Balanced	7.51%	12.03%	15.25%	10.79%	17.13%(01/01/89)
Stein Roe Growth Stock	32.45%	30.85%	29.94%	18.07%	23.15%(01/01/89)
Stein Roe Mortgage Securities	-4.35%	3.33%	5.91%	5.98%	7.63%(01/01/89)


* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since this Sub-Account has been in existence for less than one year.

Change in Accumulation Unit Value

The following performance information illustrates the average annual change and the actual annual change in Accumulation Unit values for each Sub-Account and is computed differently than the standardized average annual total return information. Performance information for periods prior to the inception date of the Contract's Sub-Accounts assumes the Certificates were available prior to that date on the Funds' inception date.

A Sub-Account's average annual change in Accumulation Unit values is the annualized rate at which the value of a Unit changes over the time period illustrated. A Sub-Account's actual annual change in Accumulation Unit values is the rate at which the value of a Unit changes over each 12-month period illustrated. These rates of change in Accumulation Unit values reflect the Certificate's annual 1.25% Mortality and Expense Risk Charge and the annual 0.15% distribution charge. They do not reflect deductions for any Contingent Deferred Sales Charge, Certificate Maintenance Charge, charge for optional benefits and premium taxes. The rates of change would be lower if these charges were included.
Average Annual Change	Average Annual Change
In Accumulation Unit	in Accumulation Unit Value
Value From Fund	over the period shown
Inception Shown	through 12/31/99
Sub-Account	through 12/31/99**	Three Years	Five Years	Ten Years
AIM Capital Appreciation	20.65%(05/05/93)	23.38%	23.85%	N/A
AIM International Equity	16.63%(05/05/93)	22.06%	20.90%	N/A
Aim Value	20.57%(05/05/93)	24.98%	24.37%	N/A
Alliance Growth & Income	13.60%(01/14/91)	18.18%	21.90%	N/A
Alliance Premier Growth	24.28%(06/26/92)	35.63%	33.82%	N/A
Alliance Technology	33.69%(01/11/96)	42.84%	N/A	N/A
Colonial High Yield
Securities	-1.97%(05/19/98)	N/A	N/A	N/A
Colonial Strategic Income	6.72%(07/05/94)	4.17%	7.37%	N/A
Colonial U.S. Growth &
Income	19.99%(07/05/94)	19.50%	21.27%	N/A
Newport Tiger	5.84%(05/01/95)	1.26%	N/A	N/A
MFS Emerging Growth	34.56%(07/24/95)	40.48%	N/A	N/A
Stein Roe Balanced	11.35%(01/01/89)	12.40%	14.91%	10.36%
Stein Roe Growth Stock	18.81%(01/01/89)	30.50%	29.27%	17.61%
Stein Roe Mortgage
Securities	6.07%(01/01/89)	4.12%	5.87%	5.57%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1990	1991	1992	1993	1994
AIM Capital Appreciation	N/A	N/A	N/A	18.41%*	1.09%
AIM International Equity	N/A	N/A	N/A	9.00%*	-1.13%
AIM Value	N/A	N/A	N/A	13.78%*	2.60%
Alliance Growth & Income	N/A	2.13%*	6.44%	10.16%	-1.72%
Alliance Premier Growth	N/A	N/A	12.99%*	11.07%	-4.30%
Alliance Technology	N/A	N/A	N/A	N/A	N/A
Colonial High Yield Securities	N/A	N/A	N/A	N/A	N/A
Colonial Strategic Income	N/A	N/A	N/A	N/A	0.15%*
Colonial U.S. Growth & Income	N/A	N/A	N/A	N/A	3.69%*
Newport Tiger	N/A	N/A	N/A	N/A	N/A
MFS Emerging Growth	N/A	N/A	N/A	N/A	N/A
Stein Roe Balanced	-2.11%	26.17%	6.04%	7.78%	-4.52%
Stein Roe Growth Stock	-3.04%	45.98%	5.15%	3.52%	-7.64%
Stein Roe Mortgage Securities	7.59%	12.90%	4.49%	4.80%	-2.93%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1995	1996	1997	1998	1999
AIM Capital Appreciation	33.79%	15.98%	11.90%	17.68%	42.62%
AIM International Equity	16.74%	21.67%	7.12%	11.03%	52.91%
AIM Value	34.34%	13.45%	21.99%	24.89%	28.12%
Alliance Growth & Income	33.93%	22.36%	27.02%	19.22%	9.54%
Alliance Premier Growth	42.85%	21.00%	32.01%	45.93%	30.17%
Alliance Technology	N/A	8.65%*	4.74%	61.13%	72.69%
Colonial High Yield Securities	N/A	N/A	N/A	-3.69%*	0.25%
Colonial Strategic Income	16.67%	8.20%	7.70%	4.56%	0.38%
Colonial U.S. Growth & Income	27.91%	20.14%	30.41%	18.49%	10.45%
Newport Tiger	14.46%*	9.69%	-32.09%	-7.73%	65.70%
MFS Emerging Growth	16.70%*	15.40%	20.22%	32.31%	74.28%
Stein Roe Balanced	23.75%	14.01%	15.21%	10.99%	11.07%
Stein Roe Growth Stock	35.84%	19.59%	30.45%	26.14%	35.05%
Stein Roe Mortgage Securities	14.14%	3.25%	7.54%	5.32%	-0.34%

* Percentage of change is for less than 12 months; it is for the period from the inception date shown to the end of the year.

** Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the first Certificate Anniversary. Yields do not reflect Surrender Charges, charges for optional benefits, and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                   C           7

Where:
A	=	the Accumulation Unit value at the end of the 7-day period.

B	=

hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

C	=	the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

For the 7-day period ended 12/31/99 the yield for the Stein Roe Money Market Sub-Account was 4.27%.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Benefit Life Insurance Company are included in the statement of additional information. The financial statements of Keyport Benefit Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.


Report of Independent Auditors

To the Board of Directors of Keyport Benefit Life Insurance Company

and Contract Owners of Variable Account A

We have audited the accompanying statement of net assets and liabilities of Keyport Benefit Life Insurance Company - Variable Account A as of December 31, 1999, and the related statement of operations and changes in net assets for the year ended December 31, 1999 and for the period from February 6, 1998 (commencement of operations) to December 31, 1998. These financial statements are the responsibility of Keyport Benefit Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Benefit Life Insurance Company - Variable Account A at December 31, 1999 and the results of its operations and changes in net assets for the year ended December 31, 1999 and for the period from February 6, 1998 (commencement of operations) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Boston, Massachusetts	/s/Ernst & Young LLP
April 7, 2000

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Net Assets and Liabilities
December 31,1999

Assets
Investments at market value:

AIM
AIM Value Fund - 29,812 shares (cost $957,507)	$998,686
AIM Growth Fund - 23,134 shares (cost $658,340)	746,071
AIM International Equity Fund - 20,032 shares (cost $462,192)	586,727
AIM Capital Appreciation Fund - 16,366 shares (cost $490,092)	582,303

Alger American Fund
Alger American Growth Portfolio - 151,507 shares (cost $8,261,344)	9,754,019
Alger American Small Capitalization Portfolio - 42,488 shares (cost $1,815,177)	2,343,221

Alliance Variable Products Series Fund, Inc.
Alliance Premier Growth Portfolio - 534,498 shares (cost $17,942,469)	21,617,689
Alliance Global Bond Portfolio - 206,862 shares (cost $2,426,140)	2,327,109
Alliance Growth and Income Portfolio - 69,583 shares (cost $1,496,294)	1,516,208
Alliance Technology Portfolio - 28,119 shares (cost $837,171)	945,070
Alliance Real Estate Portfolio - 13,122 shares (cost $123,351)	116,396

Franklin Templeton
Templeton Developing Markets - 11,622 shares (cost $83,470)	89,957

Liberty Variable Investment Trust
Colonial U.S. Growth & Income Fund - 543,353 shares (cost $10,516,374)	10,785,549
Colonial Growth & Income Fund - 783,702 shares (cost $12,371,535)	10,329,192
Colonial Strategic Income Fund - 923,142 shares (cost $10,309,414)	9,637,598
Liberty All-Star Equity Fund - 394,523 shares (cost $4,757,482)	4,923,653
SteinRoe Global Utilities Fund - 253,487 shares (cost $3,692,528)	4,347,295
Colonial International Fund for Growth - 712,727 shares (cost $1,508,692)	1,988,508
Colonial High Yield Securities Fund - 162,272 shares (cost $1,522,907)	1,436,106
Newport Tiger Fund - 312,548 shares (cost $600,924)	818,875
Colonial Small Cap Value Fund - 44,675 shares (cost $379,406)	407,432
Colonial International Horizons Fund - 19,617 shares (cost $224,470)	241,491
Colonial Global Equity Fund - 5,358 shares (cost $57,422)	60,121
Crabbe Huson Real Estate Fund - 6,682 shares (cost $56,796)	55,793

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Net Assets and Liabilities
December 31,1999

Assets (continued)
Investments at market value:

MFS Variable Insurance Trust
MFS Emerging Growth Series - 141,606 shares (cost $3,285,455)	5,372,535
MFS Research Series - 212,061 shares (cost $4,091,759)	4,949,506
MFS Bond Series - 112,993 shares (cost $1,267,396)	1,235,011

Mitchell Hutchins
Mitchell Hutchins Growth - 342 shares (cost $8,156)	8,231
Mitchell Hutchins Tactical Allocation - 498 shares (cost $8,183)	8,208

SteinRoe Variable Investment Trust
SteinRoe Balanced Fund - 720,069 shares (cost $11,954,675)	12,824,422
SteinRoe Growth Stock Fund - 184,557 shares (cost $8,697,360)	10,691,375
SteinRoe Money Market Fund - 8,421,058 shares (cost $8,421,058)	8,421,058
SteinRoe Mortgage Securities Fund - 332,123 shares (cost $3,482,909)	3,437,469
SteinRoe Small Company Growth Fund - 20,664 shares (cost $274,426)	416,797

Total assets	134,019,681

Liabilities
Due to Keyport Benefit Life Insurance Company (Note 2)	(9,001)

Net assets	$134,010,680

Net Assets
Variable annuity contracts (Note 5)	$119,839,840
Annuity reserves (Note 2)	14,170,840

Net assets	$134,010,680

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	AIM Value Fund*	AIM Growth Fund
	1999	1999	1998
Income
Dividends	$13,121	$19,966	$108
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,156	2,815	5
Net investment income (expense)	11,965	17,151	103
Realized gain (loss)	540	2,060	-
Unrealized appreciation (depreciation)
during the period	41,178	87,394	233
Net increase (decrease) in net assets
from operations	53,683	106,605	336

Purchase payments from contract owners	927,260	595,445	1,250
Transfers between accounts	25,705	130,228	267
Contract terminations and annuity payouts	(7,962)	(88,060)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	945,003	637,613	1,517

Net assets at beginning of period	-	1,853	-

Net assets at end of period	$998,686	$746,071	$1,853

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	AIM International		AIM Capital
	Equity Fund		Appreciation Fund
	1999	1998	1999	1998
Income
Dividends	$17,829	$66	$9,735	$55
Expenses (Note 3)
Mortality and expense risk
and administrative charges	2,061	23	1,505	2
Net investment income (expense)	15,768	43	8,230	53
Realized gain (loss)	2,757	-	39	-
Unrealized appreciation (depreciation)
during the period	123,692	946	92,051	160
Net increase (decrease) in net assets
from operations	142,217	989	100,320	213

Purchase payments from contract owners	512,615	7,500	391,358	1,895
Transfers between accounts	47,092	(94)	98,073	(34)
Contract terminations and annuity payouts	(123,592)	-	(9,522)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	436,115	7,406	479,909	1,861

Net assets at beginning of period	8,395	-	2,074	-

Net assets at end of period	$586,727	$8,395	$582,303	$2,074

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Alger American		Alger American
	Growth Portfolio		Small Capitalization Portfolio
	1999	1998	1999	1998
Income
Dividends	$302,188	$-	$53,724	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	66,057	1,303	12,401	287
Net investment income (expense)	236,131	(1,303)	41,323	(287)
Realized gain (loss)	11,435	227	20,226	30
Unrealized appreciation (depreciation)
during the period	1,386,425	106,250	502,058	25,986
Net increase (decrease) in net assets
from operations	1,633,991	105,174	563,607	25,729

Purchase payments from contract owners	7,015,167	548,549	1,937,623	139,884
Transfers between accounts	1,262,429	65,745	93,797	34,175
Contract terminations and annuity payouts	(871,127)	(5,909)	(448,993)	(2,601)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	7,406,469	608,385	1,582,427	171,458

Net assets at beginning of period	713,559	-	197,187	-

Net assets at end of period	$9,754,019	$713,559	$2,343,221	$197,187

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Alliance Premier		Alliance Global
	Growth Portfolio		Bond Portfolio
	1999	1998	1999	1998
Income
Dividends	$117,093	$-	50,131	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	142,731	2,625	20,843	821
Net investment income (expense)	(25,638)	(2,625)	29,288	(821)
Realized gain (loss)	14,226	10	(217)	(107)
Unrealized appreciation (depreciation)
during the period	3,464,084	211,136	(101,828)	2,797
Net increase (decrease) in net assets
from operations	3,452,672	208,521	(72,757)	1,869

Purchase payments from contract owners	16,993,405	1,176,221	2,016,622	465,440
Transfers between accounts	2,159,197	119,457	272,104	(5,389)
Contract terminations and annuity payouts	(2,464,575)	(27,209)	(326,950)	(23,830)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	16,688,027	1,268,469	1,961,776	436,221

Net assets at beginning of period	1,476,990	-	438,090	-

Net assets at end of period	$21,617,689	$1,476,990	$2,327,109	$438,090

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Alliance Growth and		Alliance Technology
	Income Portfolio		Portfolio*
	1999	1998	1999
Income
Dividends	$18,733	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	5,754	17	982
Net investment income (expense)	12,979	(17)	(982)
Realized gain (loss)	(1,618)	1	1,186
Unrealized appreciation (depreciation)
during the period	18,749	1,164	107,899
Net increase (decrease) in net assets
from operations	30,110	1,148	108,103

Purchase payments from contract owners	1,363,793	6,250	839,718
Transfers between accounts	253,560	503	10,856
Contract terminations and annuity payouts	(139,156)	-	(13,607)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	1,478,197	6,753	836,967

Net assets at beginning of period	7,901	-	-

Net assets at end of period	$1,516,208	$7,901	$945,070

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Alliance Real Estate		Templeton
	Portfolio		Developing Markets*
	1999	1998	1999
Income
Dividends	$2,710	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	861	9	58
Net investment income (expense)	1,849	(9)	(58)
Realized gain (loss)	(794)	4	2
Unrealized appreciation (depreciation)
during the period	(6,977)	22	6,487
Net increase (decrease) in net assets
from operations	(5,922)	17	6,431

Purchase payments from contract owners	131,706	7,539	81,541
Transfers between accounts	2,276	380	1,985
Contract terminations and annuity payouts	(19,600)	-	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	114,382	7,919	83,526

Net assets at beginning of period	7,936	-	-

Net assets at end of period	$116,396	$7,936	$89,957

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Colonial U.S. Growth		Colonial Growth
	& Income Fund		& Income Fund
	1999	1998	1999	1998
Income
Dividends	$564,448	$-	$2,375,503	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	82,422	2,492	83,884	2,575
Net investment income (expense)	482,026	(2,492)	2,291,619	(2,575)
Realized gain (loss)	1,323	360	852	237
Unrealized appreciation (depreciation)
during the period	189,580	79,488	(2,111,250)	68,352
Net increase (decrease) in net assets
from operations	672,929	77,356	181,221	66,014

Purchase payments from contract owners	8,628,291	1,108,592	7,949,901	1,275,389
Transfers between accounts	1,359,758	106,120	1,513,869	202,347
Contract terminations and annuity payouts	(1,113,858)	(53,639)	(832,282)	(27,267)
Other transfers to Keyport Benefit
Life Insurance Company	105	(105)	556	(556)
Net increase in net assets from
contract transactions	8,874,296	1,160,968	8,632,044	1,449,913

Net assets at beginning of period	1,238,324	-	1,515,927	-

Net assets at end of period	$10,785,549	$1,238,324	$10,329,192	$1,515,927

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Colonial Strategic		Liberty All-Star
	Income Fund		Equity Fund
	1999	1998	1999	1998
Income
Dividends	$709,894	$-	$158,996	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	91,977	4,337	38,918	996
Net investment income (expense)	617,917	(4,337)	120,078	(996)
Realized gain (loss)	(4,340)	(48)	6,143	189
Unrealized appreciation (depreciation)
during the period	(580,693)	(90,986)	121,242	44,914
Net increase (decrease) in net assets
from operations	32,884	(95,371)	247,463	44,107

Purchase payments from contract owners	8,599,190	2,223,375	3,991,501	471,010
Transfers between accounts	360,511	257,850	479,091	42,221
Contract terminations and annuity payouts	(1,567,952)	(172,889)	(327,916)	(23,824)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	14	(14)
Net increase in net assets from
contract transactions	7,391,749	2,308,336	4,142,690	489,393

Net assets at beginning of period	2,212,965	-	533,500	-

Net assets at end of period	$9,637,598	$2,212,965	$4,923,653	$533,500

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	SteinRoe Global		Colonial International
	Utilities Fund		Fund for Growth
	1999	1998	1999	1998
Income
Dividends	$118,349	$-	$14,023	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	26,536	669	14,154	569
Net investment income (expense)	91,813	(669)	(131)	(569)
Realized gain (loss)	3,837	173	14,055	116
Unrealized appreciation (depreciation)
during the period	629,049	25,661	459,628	20,183
Net increase (decrease) in net assets
from operations	724,699	25,165	473,552	19,730

Purchase payments from contract owners	3,245,650	388,031	1,623,430	237,494
Transfers between accounts	391,568	26,794	103,978	23,797
Contract terminations and annuity payouts	(441,584)	(13,028)	(485,869)	(7,604)
Other transfers to Keyport Benefit
Life Insurance Company	56	(56)	5	(5)
Net increase in net assets from
contract transactions	3,195,690	401,741	1,241,544	253,682

Net assets at beginning of period	426,906	-	273,412	-

Net assets at end of period	$4,347,295	$426,906	$1,988,508	$273,412

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Colonial High Yield
	Securities Fund		Newport Tiger Fund
	1999	1998	1999	1998
Income
Dividends	$89,889	$-	$5,011	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	7,275	64	4,179	71
Net investment income (expense)	82,614	(64)	832	(71)
Realized gain (loss)	(363)	(18)	1,655	(4)
Unrealized appreciation (depreciation)
during the period	(84,949)	(1,854)	216,815	1,138
Net increase (decrease) in net assets
from operations	(2,698)	(1,936)	219,302	1,063

Purchase payments from contract owners	1,380,576	53,003	493,629	45,170
Transfers between accounts	112,068	3,985	112,889	10,261
Contract terminations and annuity payouts	(108,892)	-	(62,906)	(533)
Other transfers to Keyport Benefit
Life Insurance Company	2	(2)	-	-
Net increase in net assets from
contract transactions	1,383,754	56,986	543,612	54,898

Net assets at beginning of period	55,050	-	55,961	-

Net assets at end of period	$1,436,106	$55,050	$818,875	$55,961

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Colonial Small Cap		Colonial International
	Value Fund		Horizons Fund*
	1999	1998	1999
Income
Dividends	$589	-	$1,664
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,833	4	334
Net investment income (expense)	(1,244)	(4)	1,330
Realized gain (loss)	104	-	218
Unrealized appreciation (depreciation)
during the period	27,737	288	17,021
Net increase (decrease) in net assets
from operations	26,597	284	18,569

Purchase payments from contract owners	306,229	1,250	222,989
Transfers between accounts	82,818	41	6,613
Contract terminations and annuity payouts	(9,787)	-	(6,680)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	379,260	1,291	222,922

Net assets at beginning of period	1,575	-	-

Net assets at end of period	$407,432	$1,575	$241,491

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Colonial Global	Crabbe Huson
	Equity Fund*	Real Estate Fund*
	1999	1999
Income
Dividends	$152	$1,557
Expenses (Note 3)
Mortality and expense risk
and administrative charges	63	63
Net investment income (expense)	89	1,494
Realized gain (loss)	(1)	6
Unrealized appreciation (depreciation)
during the period	2,699	(1,003)
Net increase (decrease) in net assets
from operations	2,787	497

Purchase payments from contract owners	50,668	48,471
Transfers between accounts	6,741	6,952
Contract terminations and annuity payouts	(75)	(127)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	57,334	55,296

Net assets at beginning of period	-	-

Net assets at end of period	$60,121	$55,793

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	MFS Emerging		MFS
	Growth Series		Research Series
	1999	1998	1999	1998
Income
Dividends	$-	$-	$19,935	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	29,039	806	34,112	1,071
Net investment income (expense)	(29,039)	(806)	(14,177)	(1,071)
Realized gain (loss)	23,138	96	(3,331)	300
Unrealized appreciation (depreciation)
during the period	2,015,261	71,819	793,483	64,264
Net increase (decrease) in net assets
from operations	2,009,360	71,109	775,975	63,493

Purchase payments from contract owners	2,950,390	293,402	3,658,483	515,692
Transfers between accounts	563,234	10,924	542,743	53,653
Contract terminations and annuity payouts	(521,076)	(4,808)	(630,243)	(30,290)
Other transfers to Keyport Benefit
Life Insurance Company	(9,001)	-	-	-
Net increase in net assets from
contract transactions	2,983,547	299,518	3,570,983	539,055

Net assets at beginning of period	370,627	-	602,548	-

Net assets at end of period	$5,363,534	$370,627	$4,949,506	$602,548

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	MFS		Mitchell Hutchins
	Bond Series		Growth*
	1999	1998	1999
Income
Dividends	$19,831	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	11,998	370	1
Net investment income (expense)	7,833	(370)	(1)
Realized gain (loss)	(1,841)	127	-
Unrealized appreciation (depreciation)
during the period	(35,023)	2,638	75
Net increase (decrease) in net assets
from operations	(29,031)	2,395	74

Purchase payments from contract owners	1,347,935	191,934	8,157
Transfers between accounts	66,503	38,419	-
Contract terminations and annuity payouts	(382,526)	(618)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	1,031,912	229,735	8,157

Net assets at beginning of period	232,130	-	-

Net assets at end of period	$1,235,011	$232,130	$8,231

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Mitchell Hutchins	SteinRoe
	Tactical Allocation*	Balanced Fund
	1999	1999	1998
Income
Dividends	$-	$234,491	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1	92,717	2,004
Net investment income (expense)	(1)	141,774	(2,004)
Realized gain (loss)	-	2,947	10
Unrealized appreciation (depreciation)
during the period	25	804,467	65,281
Net increase (decrease) in net assets
from operations	24	949,188	63,287

Purchase payments from contract owners	8,157	12,394,484	1,006,990
Transfers between accounts	27	885,117	82,673
Contract terminations and annuity payouts	-	(2,553,128)	(4,189)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	8,184	10,726,473	1,085,474

Net assets at beginning of period	-	1,148,761	-

Net assets at end of period	$8,208	$12,824,422	$1,148,761

	* Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	SteinRoe Growth		SteinRoe Money
	Stock Fund		Market Fund
	1999	1998	1999	1998
Income
Dividends	$44,243	$-	$211,250	$264,105
Expenses (Note 3)
Mortality and expense risk
and administrative charges	63,737	1,055	59,140	3,248
Net investment income (expense)	(19,494)	(1,055)	152,110	260,857
Realized gain (loss)	6,915	(156)	-	133
Unrealized appreciation (depreciation)
during the period	1,926,988	67,027	-	603
Net increase (decrease) in net assets
from operations	1,914,409	65,816	152,110	261,593

Purchase payments from contract owners	7,761,494	479,178	9,119,926	2,491,179
Transfers between accounts	1,105,786	87,855	(199,119)	(360,032)
Contract terminations and annuity payouts	(719,265)	(3,898)	(2,655,790)	(388,809)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	51,009	(51,009)
Net increase in net assets from
contract transactions	8,148,015	563,135	6,316,026	1,691,329

Net assets at beginning of period	628,951	-	1,952,922	-

Net assets at end of period	$10,691,375	$628,951	$8,421,058	$1,952,922

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	SteinRoe Mortgage		SteinRoe Small
	Securities Fund		Company Growth Fund
	1999	1998	1999	1998
Income
Dividends	$83,499	$-	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	34,272	2,244	3,115	151
Net investment income (expense)	49,227	(2,244)	(3,115)	(151)
Realized gain (loss)	(334)	77	1,974	24
Unrealized appreciation (depreciation)
during the period	(53,677)	8,238	136,268	6,104
Net increase (decrease) in net assets
from operations	(4,784)	6,071	135,127	5,977

Purchase payments from contract owners	2,244,257	955,196	208,358	60,143
Transfers between accounts	586,202	116,105	22,888	1,896
Contract terminations and annuity payouts	(462,734)	(2,844)	(15,265)	(2,327)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	2,367,725	1,068,457	215,981	59,712

Net assets at beginning of period	1,074,528	-	65,689	-

Net assets at end of period	$3,437,469	$1,074,528	$416,797	$65,689

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets
For the Year Ended December 31,1999
and Period from February 6, 1998
(commencement of operations) to December 31, 1998

	Total	Total
	1999	1998
Income
Dividends	$5,258,554	$264,334
Expenses (Note 3)
Mortality and expense risk
and administrative charges	936,994	27,818
Net investment income (expense)	4,321,560	236,516
Realized gain (loss)	102,799	1,781
Unrealized appreciation (depreciation)
during the period	10,194,955	781,852
Net increase (decrease) in net assets
from operations	14,619,314	1,020,149

Purchase payments from contract owners	109,048,419	14,151,556
Transfers between accounts	12,467,539	919,919
Contract terminations and annuity payouts	(17,411,099)	(796,116)
Other transfers to Keyport Benefit
Life Insurance Company	42,746	(51,747)
Net increase in net assets from
contract transactions	104,147,605	14,223,612

Net assets at beginning of period	15,243,761	-

Net assets at end of period	$134,010,680	$15,243,761

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Notes to Financial Statements
December 31, 1999

1. Organization

The Variable Account A (the "Variable Account") was established on February 6, 1998 as a segregated investment account of Keyport Benefit Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers four contracts, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The four contracts and their respective eligible fund options are as follows:

Keyport Advisor Variable Annuity	Keyport Advisor Vista Variable Annuity

Alger American Fund:	AIM:
Alger American Growth Portfolio	AIM Growth Fund
Alger American Small Capitalization Portfolio	AIM International Equity Fund
AIM Capital Appreciation Fund

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series	MFS Emerging Growth Series
MFS Research Series	MFS Research Series
MFS Bond Series

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Balanced Fund	SteinRoe Balanced Fund
SteinRoe Growth Stock Fund	SteinRoe Growth Stock Fund
SteinRoe Money Market Fund	SteinRoe Money Market Fund
SteinRoe Mortgage Securities Fund	SteinRoe Small Company Growth Fund
SteinRoe Small Company Growth Fund

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial U.S. Growth & Income Fund	Colonial U.S. Growth & Income Fund
Colonial Growth & Income Fund	Colonial Growth & Income Fund
Colonial Strategic Income Fund	Colonial Strategic Income Fund
Liberty All-Star Equity Fund	Liberty All-Star Equity Fund
SteinRoe Global Utilities Fund	SteinRoe Global Utilities Fund
Colonial International Fund for Growth	Colonial High Yield Securities Fund
Newport Tiger Fund	Colonial Small Cap Value Fund

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Premier Growth Portfolio	Alliance Premier Growth Portfolio
Alliance Global Bond Portfolio	Alliance Global Bond Portfolio
Alliance Growth and Income Portfolio
Alliance Real Estate Portfolio

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Keyport Advisor Charter Variable Annuity	Keyport Advisor Optima Variable Annuity

AIM:	AIM:
AIM Value Fund	AIM Value Fund
AIM Capital Appreciation Fund	AIM Growth Fund
AIM Capital Appreciation Fund

Alger American Fund:	Mitchell Hutchins:
Alger American Growth Portfolio	Mitchell Hutchins Growth
Alger American Small Capitalization Portfolio	Mitchell Hutchins Tactical Allocation
Mitchell Hutchins Strategic Income
Mitchell Hutchins Global Equity
Mitchell Hutchins Growth & Income
Mitchell Hutchins Balanced

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Premier Growth Portfolio	Alliance Global Bond Portfolio
Alliance Global Bond Portfolio	Alliance Growth and Income Portfolio
Alliance Technology Portfolio	Alliance Technology Portfolio

Franklin Templeton:	Franklin Templeton:
Templeton Developing Markets	Templeton Developing Markets

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial U.S. Growth & Income Fund	Colonial U.S. Growth & Income Fund
Colonial Strategic Income Fund	Liberty All-Star Equity Fund
Liberty All-Star Equity Fund	SteinRoe Global Utilities Fund
SteinRoe Global Utilities Fund	Colonial High Yield Securities Fund
Colonial High Yield Securities Fund	Colonial Small Cap Value Fund
Newport Tiger Fund	Colonial International Horizons Fund
Colonial Small Cap Value Fund	Crabbe Huson Real Estate Fund
Colonial International Horizons Fund
Colonial Global Equity Fund
Crabbe Huson Real Estate Fund

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Balanced Fund	SteinRoe Balanced Fund
SteinRoe Growth Stock Fund	SteinRoe Growth Stock Fund
SteinRoe Money Market Fund	SteinRoe Money Market Fund
SteinRoe Mortgage Securities Fund	SteinRoe Mortgage Securities Fund

On June 1, 1999, the fund names for Colonial U.S. Stock Fund and SteinRoe Special Venture Fund were changed to Colonial U.S. Growth & Income Fund and SteinRoe Small Company Growth Fund, respectively.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the state of New York. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

Amounts due to Keyport Benefit Life Insurance Company represent mortality and expense risk and administrative charges earned by the Company in 1999 but not transferred to the Company until January 2000.

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

3. Expenses

Keyport Advisor, Keyport Advisor Charter and Optima Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value.

Optional riders are available for Keyport Advisor Charter and Optima. The deduction is a yearly charge of 0.35% for the guaranteed income benefit rider, 0.05% for the enhanced death benefit (if purchased with the guaranteed income benefit rider) and 0.10% for the enhanced death benefit (if purchased without the guaranteed income benefit rider).

Keyport Advisor Vista Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

4. Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. Stein Roe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (LASC), a wholly-owned subsidiary of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly-owned subsidiary of LASC, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is derived from the mutual funds.

5. Unit Values

A summary of the accumulation unit values at December 31, 1999 and 1998 and the accumulation units and dollar value outstanding at December 31, 1999 are as follows:
	1998		1999
	Unit	Unit
	Value	Value	Units	Dollars
AIM Value Fund
Keyport Advisor Charter	$-	$11.272026	88,598.5922	$998,686

AIM Growth Fund
Keyport Advisor Vista	11.815758	15.758600	43,891.2881	691,665

AIM International Equity Fund
Keyport Advisor Vista	9.997160	15.286602	28,966.8399	442,805

AIM Capital Appreciation Fund
Keyport Advisor Vista	11.091130	15.818110	36,208.6667	572,753

Alger American Growth Portfolio
Keyport Advisor	17.928398	23.647189	374,966.3088	8,866,899

Alger American Small Capitalization Portfolio
Keyport Advisor	12.685024	17.941512	101,666.3179	1,824,047

Alliance Premier Growth Portfolio
Keyport Advisor	19.645990	25.635815	659,683.9985	16,911,537
Keyport Advisor Charter	-	11.492244	191,370.9958	2,199,282

Alliance Global Bond Portfolio
Keyport Advisor	11.041874	10.223508	201,836.7365	2,063,480
Keyport Advisor Charter	-	10.138145	4,403.8585	44,647

Alliance Growth and Income Portfolio
Keyport Advisor Vista	10.894009	11.964979	120,006.2929	1,435,873
Keyport Advisor Optima	-	9.557132	431.6427	4,125

Alliance Technology Portfolio
Keyport Advisor Charter	-	14.920432	62,861.1808	937,916

Alliance Real Estate Portfolio
Keyport Advisor Vista	9.019247	8.439990	12,894.4832	108,829

Templeton Developing Markets
Keyport Advisor Charter	-	10.514681	8,555.4007	89,957

Colonial U.S. Growth & Income Fund
Keyport Advisor	24.622292	27.196081	366,914.8120	9,978,645

Colonial Growth & Income Fund
Keyport Advisor	21.211314	22.079285	440,028.7516	9,715,520

Colonial Strategic Income Fund
Keyport Advisor	14.237231	14.291029	590,109.8542	8,433,277

Liberty All-Star Equity Fund
Keyport Advisor Vista	11.777423	12.608901	371,362.5396	4,682,474

5. Unit Values (continued)
	1998		1999
	Unit	Unit
	Value	Value	Units	Dollars
SteinRoe Global Utilities Fund
Keyport Advisor	$17.923199	$22.736744	176,147.1253	$4,005,012

Colonial International Fund for Growth
Keyport Advisor	10.761067	14.919035	97,269.6437	1,451,169

Colonial High Yield Securities Fund
Keyport Advisor Vista	9.631230	9.654958	144,910.5194	1,399,105

Newport Tiger Fund
Keyport Advisor	7.866774	13.034893	57,388.5903	748,054

Colonial Small Cap Value Fund
Keyport Advisor Vista	8.575210	8.992979	44,194.3724	397,439

Colonial International Horizons Fund
Keyport Advisor Charter	-	11.683718	20,141.0283	235,322

Colonial Global Equity Fund
Keyport Advisor Charter	-	10.605447	5,668.9219	60,121

Crabbe Huson Real Estate Fund
Keyport Advisor Charter	-	8.908559	6,262.8288	55,793

MFS Emerging Growth Series
Keyport Advisor	15.454973	26.934484	172,943.3189	4,658,139

MFS Research Series
Keyport Advisor	14.399988	17.616518	239,974.6989	4,227,519

MFS Bond Series
Keyport Advisor Vista	10.239799	9.940741	112,670.7067	1,120,030

Mitchell Hutchins Growth
Keyport Advisor Optima	-	11.961619	688.1099	8,231

Mitchell Hutchins Tactical Allocation
Keyport Advisor Optima	-	10.469298	783.9895	8,208

SteinRoe Balanced Fund
Keyport Advisor	27.188237	30.197093	348,050.0060	10,510,098

SteinRoe Growth Stock Fund
Keyport Advisor	44.828835	60.540522	165,898.8840	10,043,605

SteinRoe Money Market Fund
Keyport Advisor	14.283805	14.762002	507,788.1526	7,495,970

SteinRoe Mortgage Securities Fund
Keyport Advisor	18.825527	18.762170	160,355.1729	3,008,611

SteinRoe Small Company Growth Fund
Keyport Advisor	25.351276	37.025224	10,938.3935	404,997

			5,976,833.0236	$119,839,840

6. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 1999 are shown below:

	Purchases	Sales

AIM Value Fund	$1,032,204	$75,237

AIM Growth Fund	759,930	105,166

AIM International Equity Fund	595,666	143,784

AIM Capital Appreciation Fund	496,968	8,830

Alger American Growth Portfolio	8,475,956	833,356

Alger American Small Capitalization Portfolio	2,230,857	607,107

Alliance Premier Growth Portfolio	18,485,239	1,822,850

Alliance Global Bond Portfolio	2,427,666	436,602

Alliance Growth and Income Portfolio	1,810,664	319,489

Alliance Technology Portfolio	923,763	87,778

Alliance Real Estate Portfolio	144,736	28,504

Templeton Developing Markets	84,418	950

Colonial U.S. Growth & Income Fund	10,058,298	702,081

Colonial Growth & Income Fund	11,486,461	563,353

Colonial Strategic Income Fund	9,488,757	1,479,669

Liberty All-Star Equity Fund	4,578,943	316,189

SteinRoe Global Utilities Fund	3,591,439	303,992

6. Purchases and Sales of Securities (continued)
	Purchases	Sales

Colonial International Fund for Growth	$2,013,240	$771,833

Colonial High Yield Securities Fund	1,646,748	180,383

Newport Tiger Fund	675,655	131,211

Colonial Small Cap Value Fund	398,099	20,084

Colonial International Horizons Fund	314,922	90,670

Colonial Global Equity Fund	57,519	96

Crabbe Huson Real Estate Fund	57,527	737

MFS Emerging Growth Series	3,559,381	595,871

MFS Research Series	4,230,646	673,840

MFS Bond Series	1,477,225	437,480

Mitchell Hutchins Growth	8,157	1

Mitchell Hutchins Tactical Allocation	8,184	1

SteinRoe Balanced Fund	12,857,395	1,989,148

SteinRoe Growth Stock Fund	8,763,838	635,317

SteinRoe Money Market Fund	12,017,675	5,600,548

SteinRoe Mortgage Securities Fund	3,121,434	704,481

SteinRoe Small Company Growth Fund	259,875	47,009

	$128,139,485	$19,713,647

KEYPORT BENEFIT LIFE INSURANCE COMPANY -
VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

KEYPORT BENEFIT LIFE INSURANCE COMPANY

VARIABLE ACCOUNT A

Statement of Net Assets and Liabilities

December 31, 2000

(unaudited)
Assets
Investments at market value:

AIM
AIM VI Value Fund - 194,168 shares (cost $6,266,775)	$5,302,736
AIM VI Capital Appreciation Fund - 122,823 shares (cost $4,501,523)	3,787,863
AIM VI International Equity Fund - 118,145 shares (cost $2,861,075)	2,377,081
AIM VI Growth Fund - 51,679 shares (cost $1,602,540)	1,282,668

Alger American Fund
Alger American Growth Portfolio - 258,450 shares (cost $14,631,579)	12,216,945
Alger American Small Capitalization Portfolio - 137,489 shares (cost $5,137,640)	3,229,605

Alliance Variable Products Series Fund, Inc.
Alliance Premier Growth Portfolio (A) - 583,081 shares (cost $19,969,383)	18,687,741
Alliance Premier Growth Portfolio (B) - 283,864 shares (cost $11,038,366)	9,063,765
Alliance Technology Portfolio (B) - 231,073 shares (cost $8,072,574)	5,753,712
Alliance Growth and Income Portfolio (A) - 116,170 shares (cost $2,509,273)	2,689,327
Alliance Global Bond Portfolio (A) - 240,396 shares (cost $2,792,727)	2,634,745
Alliance Growth and Income Portfolio (B) - 60,326 shares (cost $1,340,519)	1,391,111
Alliance Global Bond Portfolio (B) - 41,009 shares (cost $444,947)	447,814
Alliance Real Estate Investment Portfolio (A) - 20,543 shares (cost $196,179)	220,832
Alliance Worldwide Privatization Portfolio (B) - 980 shares (cost $17,068)	15,311

Fidelity VIP Funds
Fidelity VIP Equity Income - SC2 - 37,106 shares (cost $893,886)	942,866
Fidelity VIP III Growth Opportunities - SC2 - 34,338 shares (cost $658,699)	607,092

Franklin Templeton
Templeton Developing Markets Sec Fund 2 - 49,528 shares (cost $344,034)	258,538

MFS Variable Insurance Trust
MFS Emerging Growth Series - IC - 191,576 shares (cost $5,131,405)	5,525,045
MFS Research Series - IC - 242,022 shares (cost $4,790,547)	5,034,067
MFS Emerging Growth Series - SC - 42,474 shares (cost $1,387,304)	1,224,102
MFS Bond Series - IC - 102,737 shares (cost $1,153,843)	1,162,986
MFS Growth Series - SC - 51,390 shares (cost $722,190)	667,046
MFS Growth with Income Series - SC - 30,054 shares (cost $636,645)	630,531
MFS New Discovery Series - SC - 30,760 shares (cost $527,886)	510,311

Mitchell Hutchins
Mitchell Hutchins Tactical Allocation Fund (I) - 4,668 shares (cost $75,527)	73,665
Mitchell Hutchins Growth & Income Fund (I) - 1,726 shares (cost $25,655)	25,020
Mitchell Hutchins Global Equity Fund (I) - 1,106 shares (cost $14,300)	14,514
Mitchell Hutchins Growth Fund (I) - 648 shares (cost $13,121)	9,683

Rydex Variable Trust
Rydex OTC Fund - 9,044 shares (cost $310,759)	206,486

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY

VARIABLE ACCOUNT A

Statement of Net Assets and Liabilities

December 31, 2000

(unaudited)
Assets (continued)
Liberty Variable Investment Trust
Colonial U.S. Growth & Income Fund, VS (A) - 714,498 shares (cost $13,792,240)	$13,053,870
Liberty Value Fund, VS (A) - 747,264 shares (cost $11,892,130)	11,291,155
Colonial Strategic Income Fund, VS (A) - 1,065,008 shares (cost $11,670,664)	10,032,373
SteinRoe Global Utilities Fund, VS (A) - 463,586 shares (cost $7,138,042)	6,151,780
Liberty All-Star Equity Fund, VS (A) - 455,781 shares (cost $5,539,000)	5,660,804
Colonial High Yield Securities Fund, VS (A) - 269,444 shares (cost $2,429,400)	2,007,355
Colonial International Fund for Growth, VS (A) - 874,180 shares (cost $1,857,983)	1,687,167
Liberty S&P 500 Index Fund, VS (B) - 132,687 shares (cost $1,605,967)	1,502,018
Newport Tiger Fund, VS (A) - 542,811 shares (cost $1,185,568)	1,188,755
Colonial Global Equity Fund, VS (B) - 105,892 shares (cost $1,161,853)	999,621
Colonial International Horizons Fund, VS (B) - 84,518 shares (cost $960,715)	836,727
Colonial U.S. Growth & Income Fund, VS (B) - 42,676 shares (cost $824,419)	779,256
Colonial Small Cap Value Fund, VS (A) - 70,316 shares (cost $614,905)	754,490
Colonial Strategic Income Fund, VS (B) - 66,343 shares (cost $685,862)	623,628
Rydex Health Care Fund, VS (B) - 37,823 shares (cost $507,487)	537,849
Colonial Small Cap Value Fund, VS (B) - 39,754 shares (cost $405,859)	426,557
Rydex Financial Services Fund, VS (B) - 27,763 shares (cost $379,545)	402,566
Liberty All-Star Equity Fund, VS (B) - 24,015 shares (cost $315,154)	298,261
Crabbe Huson Real Estate Investment Fund, VS (B) - 27,343 shares (cost $243,833)	251,004
Colonial High Yield Securities Fund, VS (B) - 31,277 shares (cost $262,241)	232,072
Liberty Select Value Fund, VS (B) - 11,833 shares (cost $151,612)	156,670
Newport Tiger Fund, VS (B) - 25,841 shares (cost $63,130)	56,592
Liberty Value Fund, VS (B) - 3,474 shares (cost $50,470)	52,389
Liberty Newport Japan Opportunities Fund, VS (B) - 5,102 shares (cost $55,572)	43,058
Wanger Twenty Fund - 1,368 shares (cost $18,782)	19,268
Wanger US Small Cap Fund - 491 shares (cost $9,483)	9,817
Wanger International Small Cap Fund - 93 shares (cost $2,787)	2,653
Wanger Foreign Forty Fund - 78 shares (cost $1,332)	1,346

SteinRoe Variable Investment Trust
SteinRoe Growth Stock Fund, VS (A) - 379,632 shares (cost $19,680,461)	16,950,587
SteinRoe Balanced Fund, VS (A) - 934,447 shares (cost $15,563,175)	15,278,201
SteinRoe Money Market Fund, VS (A) - 13,943,788 shares (cost $13,943,788)	13,943,788
SteinRoe Mortgage Securities Fund, VS (A) - 384,516 shares (cost $4,001,013)	4,141,238
SteinRoe Growth Stock Fund, VS (B) - 84,687 shares (cost $4,377,396)	3,775,325
SteinRoe Balanced Fund, VS (B) - 105,277 shares (cost $1,780,907)	1,719,173
SteinRoe Mortgage Securities Fund, VS (B) - 75,943 shares (cost $782,203)	814,871
SteinRoe Small Company Growth Fund, VS (A) - 36,328 shares (cost $666,817)	693,129

Net assets	202,368,621

Liabilities
Variable annuity contracts (Note 5)	$179,139,624
Annuity reserves (Note 2)	23,228,997

Total Liabilities	$202,368,621

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

			AIM VI Capital
	AIM VI Value Fund [4]		Appreciation Fund
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$229,322	$13,121	$108,026	$9,735
Expenses (Note 3)
Mortality and expense risk
and administrative charges	48,011	1,156	38,896	1,505
Net investment income (expense)	181,311	11,965	69,130	8,230
Realized gain (loss)	312	540	(10,728)	39
Unrealized appreciation (depreciation)
during the period	(1,005,217)	41,178	(805,870)	92,051
Net increase (decrease) in net assets
from operations	(823,594)	53,683	(747,468)	100,320

Purchase payments from contract owners	4,487,520	927,260	3,841,803	391,358
Transfers between accounts	1,254,695	25,705	1,314,680	98,073
Contract terminations and annuity payouts	(614,571)	(7,962)	(1,203,455)	(9,522)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	5,127,644	945,003	3,953,028	479,909

Net assets at beginning of period	998,686	-	582,303	2,074

Net assets at end of period	$5,302,736	$998,686	$3,787,863	$582,303
[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	AIM VI International Equity Fund		AIM VI Growth Fund
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$147,670	$17,829	$43,465	$19,966
Expenses (Note 3)
Mortality and expense risk
and administrative charges	17,883	2,061	18,912	2,815
Net investment income (expense)	129,787	15,768	24,553	17,151
Realized gain (loss)	2,355	2,757	(2,227)	2,060
Unrealized appreciation (depreciation)
during the period	(608,529)	123,692	(407,603)	87,394
Net increase (decrease) in net assets
from operations	(476,387)	142,217	(385,277)	106,605

Purchase payments from contract owners	2,313,214	512,615	506,093	595,445
Transfers between accounts	507,558	47,092	487,579	130,228
Contract terminations and annuity payouts	(554,031)	(123,592)	(71,798)	(88,060)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	2,266,741	436,115	921,874	637,613

Net assets at beginning of period	586,727	8,395	746,071	1,853

Net assets at end of period	$2,377,081	$586,727	$1,282,668	$746,071
[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Alger American		Alger American
	Growth Portfolio		Small Capitalization Portfolio
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$1,687,327	$302,188	$1,264,599	$53,724
Expenses (Note 3)
Mortality and expense risk
and administrative charges	173,629	66,057	47,105	12,401
Net investment income (expense)	1,513,698	236,131	1,217,494	41,323
Realized gain (loss)	33,534	11,435	(47,686)	20,226
Unrealized appreciation (depreciation)
during the period	(3,907,309)	1,386,425	(2,436,079)	502,058
Net increase (decrease) in net assets
from operations	(2,360,077)	1,633,991	(1,266,271)	563,607

Purchase payments from contract owners	4,188,964	7,015,167	2,135,256	1,937,623
Transfers between accounts	2,028,061	1,262,429	852,381	93,797
Contract terminations and annuity payouts	(1,394,022)	(871,127)	(834,982)	(448,993)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	4,823,003	7,406,469	2,152,655	1,582,427

Net assets at beginning of period	9,754,019	713,559	2,343,221	197,187

Net assets at end of period	$12,216,945	$9,754,019	$3,229,605	$2,343,221
[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Alliance Premier		Alliance Premier
	Growth Portfolio (A)		Growth Portfolio (B) [4]
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$1,114,697	$117,093	$341,105	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	286,741	140,481	92,762	2,250
Net investment income (expense)	827,956	(23,388)	248,343	(2,250)
Realized gain (loss)	7,555	13,361	(5,006)	865
Unrealized appreciation (depreciation)
during the period	(4,816,618)	3,323,841	(2,114,845)	140,243
Net increase (decrease) in net assets
from operations	(3,981,107)	3,313,814	(1,871,508)	138,858

Purchase payments from contract owners	11,430,676	16,993,405	-	-
Transfers between accounts	(4,157,483)	78,147	8,715,365	2,081,050
Contract terminations and annuity payouts	(4,002,126)	(2,464,575)	-	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	3,271,067	14,606,977	8,715,365	2,081,050

Net assets at beginning of period	19,397,781	1,476,990	2,219,908	-

Net assets at end of period	$18,687,741	$19,397,781	$9,063,765	$2,219,908
[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999
	Alliance Technology		Alliance Growth and
	Portfolio (B) [4]		Income Portfolio (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$258,592	$-	$163,239	$18,733
Expenses (Note 3)
Mortality and expense risk
and administrative charges	63,905	982	32,206	5,753
Net investment income (expense)	194,687	(982)	131,033	12,980
Realized gain (loss)	(36,381)	1,186	1,092	(1,618)
Unrealized appreciation (depreciation)
during the period	(2,426,761)	107,899	160,188	18,702
Net increase (decrease) in net assets
from operations	(2,268,455)	108,103	292,313	30,064

Purchase payments from contract owners	6,754,580	839,718	2,130,758	1,363,793
Transfers between accounts	1,740,161	10,856	(890,166)	249,481
Contract terminations and annuity payouts	(1,417,644)	(13,607)	(355,661)	(139,156)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	7,077,097	836,967	884,931	1,474,118

Net assets at beginning of period	945,070	-	1,512,083	7,901

Net assets at end of period	$5,753,712	$945,070	$2,689,327	$1,512,083

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Alliance Global		Alliance Growth and
	Bond Portfolio (A)		Income Portfolio (B) [4]
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$95,777	$50,131	$2,657	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	34,221	20,792	5,038	1
Net investment income (expense)	61,556	29,339	(2,381)	(1)
Realized gain (loss)	(2,696)	(215)	2,878	-
Unrealized appreciation (depreciation)
during the period	(59,198)	(101,580)	50,544	47
Net increase (decrease) in net assets
from operations	(338)	(72,456)	51,041	46

Purchase payments from contract owners	666,011	2,016,622	-	-
Transfers between accounts	(62,838)	227,156	1,335,945	4,079
Contract terminations and annuity payouts	(250,552)	(326,950)	-	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	352,621	1,916,828	1,335,945	4,079

Net assets at beginning of period	2,282,462	438,090	4,125	-

Net assets at end of period	$2,634,745	$2,282,462	$1,391,111	$4,125

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Alliance Global		Alliance Real Estate
	Bond Portfolio (B) [4]		Investment Portfolio (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$11,106	$-	$8,425	$2,710
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3,970	51	2,509	861
Net investment income (expense)	7,136	(51)	5,916	1,849
Realized gain (loss)	(76)	(2)	830	(794)
Unrealized appreciation (depreciation)
during the period	3,115	(248)	31,608	(6,977)
Net increase (decrease) in net assets
from operations	10,175	(301)	38,354	(5,922)

Purchase payments from contract owners	-	-	82,083	131,706
Transfers between accounts	392,992	44,948	15,275	2,276
Contract terminations and annuity payouts	-	-	(31,276)	(19,600)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	392,992	44,948	66,082	114,382

Net assets at beginning of period	44,647	-	116,396	7,936

Net assets at end of period	$447,814	$44,647	$220,832	$116,396

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Alliance Worldwide	Fidelity VIP Equity
	Privatization Portfolio (B) [1]	Income - SC2 [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	59	3,625
Net investment income (expense)	(59)	(3,625)
Realized gain (loss)	(3)	79
Unrealized appreciation (depreciation)
during the period	(1,757)	48,980
Net increase (decrease) in net assets
from operations	(1,819)	45,434

Purchase payments from contract owners	15,263	870,664
Transfers between accounts	1,867	98,468
Contract terminations and annuity payouts	-	(71,700)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	17,130	897,432

Net assets at beginning of period	-	-

Net assets at end of period	$15,311	$942,866

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Fidelity VIP III Growth	Templeton Developing
	Opportunities - SC2 [1]	Markets Sec Fund 2 [4]
	2000	2000	1999
	(unaudited)	(unaudited)
Income
Dividends	$-	$1,312	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,787	2,980	58
Net investment income (expense)	(1,787)	(1,668)	(58)
Realized gain (loss)	(278)	4,931	2
Unrealized appreciation (depreciation)
during the period	(51,607)	(91,983)	6,487
Net increase (decrease) in net assets
from operations	(53,672)	(88,720)	6,431

Purchase payments from contract owners	628,399	316,244	81,541
Transfers between accounts	85,653	42,494	1,985
Contract terminations and annuity payouts	(53,288)	(101,437)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	660,764	257,301	83,526

Net assets at beginning of period	-	89,957	-

Net assets at end of period	$607,092	$258,538	$89,957

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	MFS Emerging		MFS
	Growth Series - IC		Research Series - IC
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$333,532	$-	$345,860	$19,935
Expenses (Note 3)
Mortality and expense risk
and administrative charges	82,789	29,039	74,381	34,112
Net investment income (expense)	250,743	(29,039)	271,479	(14,177)
Realized gain (loss)	7,117	23,138	19,451	(3,331)
Unrealized appreciation (depreciation)
during the period	(1,693,440)	2,015,261	(614,227)	793,483
Net increase (decrease) in net assets
from operations	(1,435,580)	2,009,360	(323,297)	775,975

Purchase payments from contract owners	836,031	2,950,390	362,951	3,658,483
Transfers between accounts	1,107,390	563,234	436,482	542,743
Contract terminations and annuity payouts	(355,331)	(521,076)	(391,575)	(630,243)
Other transfers to Keyport Benefit
Life Insurance Company	9,001	(9,001)	-	-
Net increase in net assets from
contract transactions	1,597,091	2,983,547	407,858	3,570,983

Net assets at beginning of period	5,363,534	370,627	4,949,506	602,548

Net assets at end of period	$5,525,045	$5,363,534	$5,034,067	$4,949,506

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	MFS Emerging
	Growth Series - SC [1]	MFS Bond Series - IC
	2000	2000	1999
	(unaudited)	(unaudited)
Income
Dividends	$-	$63,858	$19,831
Expenses (Note 3)
Mortality and expense risk
and administrative charges	4,075	16,949	11,998
Net investment income (expense)	(4,075)	46,909	7,833
Realized gain (loss)	(1,177)	1,189	(1,841)
Unrealized appreciation (depreciation)
during the period	(163,202)	41,528	(35,023)
Net increase (decrease) in net assets
from operations	(168,454)	89,626	(29,031)

Purchase payments from contract owners	1,509,355	324,678	1,347,935
Transfers between accounts	94,385	(91,253)	66,503
Contract terminations and annuity payouts	(211,184)	(395,076)	(382,526)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	1,392,556	(161,651)	1,031,912

Net assets at beginning of period	-	1,235,011	232,130

Net assets at end of period	$1,224,102	$1,162,986	$1,235,011

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999
	MFS	MFS Growth with
	Growth Series - SC [1]	Income Series - SC [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,835	1,925
Net investment income (expense)	(1,835)	(1,925)
Realized gain (loss)	(652)	(3,232)
Unrealized appreciation (depreciation)
during the period	(55,144)	(6,114)
Net increase (decrease) in net assets
from operations	(57,631)	(11,271)

Purchase payments from contract owners	664,709	721,844
Transfers between accounts	89,219	102,903
Contract terminations and annuity payouts	(29,251)	(182,945)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	724,677	641,802

Net assets at beginning of period	-	-

Net assets at end of period	$667,046	$630,531

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	MFS New	Mitchell Hutchins
	Discovery Series - SC [1]	Tactical Allocation Fund (I) [4]
	2000	2000	1999
	(unaudited)	(unaudited)
Income
Dividends	$-	$153	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,537	430	1
Net investment income (expense)	(1,537)	(277)	(1)
Realized gain (loss)	883	28	-
Unrealized appreciation (depreciation)
during the period	(17,575)	(1,887)	25
Net increase (decrease) in net assets
from operations	(18,229)	(2,136)	24

Purchase payments from contract owners	430,656	102,476	8,157
Transfers between accounts	99,759	(14,777)	27
Contract terminations and annuity payouts	(1,875)	(20,106)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	528,540	67,593	8,184

Net assets at beginning of period	-	8,208	-

Net assets at end of period	$510,311	$73,665	$8,208

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Mitchell Hutchins	Mitchell Hutchins
	Growth & Income Fund (I) 4	Global Equity Fund (I) [4]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	188	67
Net investment income (expense)	(188)	(67)
Realized gain (loss)	(650)	1
Unrealized appreciation (depreciation)
during the period	(635)	215
Net increase (decrease) in net assets
from operations	(1,473)	149

Purchase payments from contract owners	46,553	14,049
Transfers between accounts	(2,570)	316
Contract terminations and annuity payouts	(17,490)	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	26,493	14,365

Net assets at beginning of period	-	-

Net assets at end of period	$25,020	$14,514

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Mitchell Hutchins
	Growth Fund (I) [4]		Rydex OTC Fund[1]
	2000	1999	2000
	(unaudited)		(unaudited)
Income
Dividends	$1,667	$-	$6,525
Expenses (Note 3)
Mortality and expense risk
and administrative charges	125	1	1,010
Net investment income (expense)	1,542	(1)	5,515
Realized gain (loss)	71	-	(2,423)
Unrealized appreciation (depreciation)
during the period	(3,513)	75	(104,274)
Net increase (decrease) in net assets
from operations	(1,900)	74	(101,182)

Purchase payments from contract owners	12,616	8,157	359,370
Transfers between accounts	(1,047)	-	44,075
Contract terminations and annuity payouts	(8,217)	-	(95,777)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	3,352	8,157	307,668

Net assets at beginning of period	8,231	-	-

Net assets at end of period	$9,683	$8,231	$206,486

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Colonial US Growth
	& Income Fund, VS (A)		Liberty Value Fund, VS (A) [2]
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$1,498,396	$564,448	$171,179	$2,375,503
Expenses (Note 3)
Mortality and expense risk
and administrative charges	168,215	82,422	141,553	83,884
Net investment income (expense)	1,330,181	482,026	29,626	2,291,619
Realized gain (loss)	8,359	1,323	(21,652)	852
Unrealized appreciation (depreciation)
during the period	(1,007,545)	189,580	1,441,368	(2,111,250)
Net increase (decrease) in net assets
from operations	330,995	672,929	1,449,342	181,221

Purchase payments from contract owners	2,676,649	8,628,291	631,856	7,949,901
Transfers between accounts	497,735	1,359,758	(417,107)	1,513,869
Contract terminations and annuity payouts	(1,237,058)	(1,113,858)	(702,128)	(832,282)
Other transfers to Keyport Benefit
Life Insurance Company	-	105	-	556
Net increase in net assets from
contract transactions	1,937,326	8,874,296	(487,379)	8,632,044

Net assets at beginning of period	10,785,549	1,238,324	10,329,192	1,515,927

Net assets at end of period	$13,053,870	$10,785,549	$11,291,155	$10,329,192

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Colonial Strategic		SteinRoe Global
	Income Fund, VS (A)		Utilities Fund, VS (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$978,785	$709,894	$663,067	$118,349
Expenses (Note 3)
Mortality and expense risk
and administrative charges	136,939	91,977	82,028	26,536
Net investment income (expense)	841,846	617,917	581,039	91,813
Realized gain (loss)	2,734	(4,340)	16,895	3,837
Unrealized appreciation (depreciation)
during the period	(966,476)	(580,693)	(1,641,029)	629,049
Net increase (decrease) in net assets
from operations	(121,896)	32,884	(1,043,095)	724,699

Purchase payments from contract owners	1,628,519	8,599,190	2,350,288	3,245,650
Transfers between accounts	(345)	360,511	1,220,784	391,568
Contract terminations and annuity payouts	(1,111,503)	(1,567,952)	(723,492)	(441,584)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	56
Net increase in net assets from
contract transactions	516,671	7,391,749	2,847,580	3,195,690

Net assets at beginning of period	9,637,598	2,212,965	4,347,295	426,906

Net assets at end of period	$10,032,373	$9,637,598	$6,151,780	$4,347,295

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Liberty		Colonial High Yield
	All-Star Equity Fund, VS (A)		Securities Fund, VS (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$361,975	$158,996	$192,502	$89,889
Expenses (Note 3)
Mortality and expense risk
and administrative charges	74,822	38,918	27,066	7,275
Net investment income (expense)	287,153	120,078	165,436	82,614
Realized gain (loss)	3,691	6,143	(5,978)	(363)
Unrealized appreciation (depreciation)
during the period	(44,368)	121,242	(335,244)	(84,949)
Net increase (decrease) in net assets
from operations	246,476	247,463	(175,786)	(2,698)

Purchase payments from contract owners	603,877	3,991,501	1,115,170	1,380,576
Transfers between accounts	283,448	479,091	(52,724)	112,068
Contract terminations and annuity payouts	(396,650)	(327,916)	(315,411)	(108,892)
Other transfers to Keyport Benefit
Life Insurance Company	-	14	-	2
Net increase in net assets from
contract transactions	490,675	4,142,690	747,035	1,383,754

Net assets at beginning of period	4,923,653	533,500	1,436,106	55,050

Net assets at end of period	$5,660,804	$4,923,653	$2,007,355	$1,436,106

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Colonial Internations		Liberty S&P 500
	Fund for Growth, VS (A)		Index Fund, VS (B) 1
	2000	1999	2000
	(unaudited)		(unaudited)
Income
Dividends	$262,802	$14,023	$7,058
Expenses (Note 3)
Mortality and expense risk
and administrative charges	25,090	14,154	4,611
Net investment income (expense)	237,712	(131)	2,447
Realized gain (loss)	(4,622)	14,055	(3,878)
Unrealized appreciation (depreciation)
during the period	(650,632)	459,628	(103,949)
Net increase (decrease) in net assets
from operations	(417,542)	473,552	(105,380)

Purchase payments from contract owners	77,981	1,623,430	1,580,150
Transfers between accounts	119,738	103,978	289,657
Contract terminations and annuity payouts	(81,518)	(485,869)	(262,409)
Other transfers to Keyport Benefit
Life Insurance Company	-	5	-
Net increase in net assets from
contract transactions	116,201	1,241,544	1,607,398

Net assets at beginning of period	1,988,508	273,412	-

Net assets at end of period	$1,687,167	$1,988,508	$1,502,018

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

			Colonial Global
	Newport Tiger Fund, VS (A)		Equity Fund, VS (B) [4]
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$10,730	$5,011	$-	$152
Expenses (Note 3)
Mortality and expense risk
and administrative charges	16,147	4,179	9,383	63
Net investment income (expense)	(5,417)	832	(9,383)	89
Realized gain (loss)	(7,015)	1,655	(1,591)	(1)
Unrealized appreciation (depreciation)
during the period	(214,764)	216,815	(164,931)	2,699
Net increase (decrease) in net assets
from operations	(227,196)	219,302	(175,905)	2,787

Purchase payments from contract owners	443,411	493,629	994,645	50,668
Transfers between accounts	235,163	112,889	253,651	6,741
Contract terminations and annuity payouts	(81,498)	(62,906)	(132,891)	(75)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	597,076	543,612	1,115,405	57,334

Net assets at beginning of period	818,875	55,961	60,121	-

Net assets at end of period	$1,188,755	$818,875	999,621	$60,121

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Colonial International		Colonial US Growth &
	Horizons Fund, VS (B) [4]		Income Fund, VS (B) [1]
	2000	1999	2000
	(unaudited)		(unaudited)
Income
Dividends	$-	$1,664	$64,451
Expenses (Note 3)
Mortality and expense risk
and administrative charges	9,256	334	1,915
Net investment income (expense)	(9,256)	1,330	62,536
Realized gain (loss)	(5,892)	218	(53)
Unrealized appreciation (depreciation)
during the period	(141,008)	17,021	(45,164)
Net increase (decrease) in net assets
from operations	(156,156)	18,569	17,319

Purchase payments from contract owners	702,244	222,989	743,945
Transfers between accounts	243,547	6,613	100,880
Contract terminations and annuity payouts	(194,399)	(6,680)	(82,888)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	751,392	222,922	761,937

Net assets at beginning of period	241,491	-	-

Net assets at end of period	$836,727	$241,491	$779,256

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Colonial Small Cap		Colonial Strategic
	Value Fund, VS (A)		Income Fund, VS (B) 1
	2000	1999	2000
	(unaudited)		(unaudited)
Income
Dividends	$7,795	$589	$60,739
Expenses (Note 3)
Mortality and expense risk
and administrative charges	9,159	1,833	2,502
Net investment income (expense)	(1,364)	(1,244)	58,237
Realized gain (loss)	6,427	104	(309)
Unrealized appreciation (depreciation)
during the period	111,559	27,737	(62,234)
Net increase (decrease) in net assets
from operations	116,622	26,597	(4,306)

Purchase payments from contract owners	357,557	306,229	778,349
Transfers between accounts	64,005	82,818	25,848
Contract terminations and annuity payouts	(191,126)	(9,787)	(176,263)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	230,436	379,260	627,934

Net assets at beginning of period	407,432	1,575	-

Net assets at end of period	$754,490	$407,432	$623,628

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Rydex Health	Colonial Small Cap
	Care Fund, VS (B) 1	Value Fund, VS (B) [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$4,332
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,095	1,457
Net investment income (expense)	(1,095)	2,875
Realized gain (loss)	55	(226)
Unrealized appreciation (depreciation)
during the period	30,363	20,698
Net increase (decrease) in net assets
from operations	29,323	23,347

Purchase payments from contract owners	453,166	414,307
Transfers between accounts	78,609	40,385
Contract terminations and annuity payouts	(23,249)	(51,482)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	508,526	403,210

Net assets at beginning of period	-	-

Net assets at end of period	$537,849	$426,557

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Rydex Financial	Liberty All-Star
	Services Fund, VS (B) 1	Equity Fund, VS (B) [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$3,181	$16,599
Expenses (Note 3)
Mortality and expense risk
and administrative charges	687	781
Net investment income (expense)	2,494	15,818
Realized gain (loss)	(347)	(1,038)
Unrealized appreciation (depreciation)
during the period	23,021	(16,892)
Net increase (decrease) in net assets
from operations	25,168	(2,112)

Purchase payments from contract owners	308,625	283,932
Transfers between accounts	81,856	72,568
Contract terminations and annuity payouts	(13,083)	(56,127)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	377,398	300,373

Net assets at beginning of period	-	-

Net assets at end of period	$402,566	$298,261

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Crabbe Huson Real Estate		Colonial High Yield
	Investment Fund, VS (B) 4		Securities Fund, VS (B) 1
	2000	1999	2000
	(unaudited)		(unaudited)
Income
Dividends	$13,135	$1,557	$21,558
Expenses (Note 3)
Mortality and expense risk
and administrative charges	2,020	63	735
Net investment income (expense)	11,115	1,494	20,823
Realized gain (loss)	3,845	6	5
Unrealized appreciation (depreciation)
during the period	8,173	(1,003)	(30,170)
Net increase (decrease) in net assets
from operations	23,133	497	(9,342)

Purchase payments from contract owners	160,583	48,471	200,772
Transfers between accounts	55,618	6,952	46,220
Contract terminations and annuity payouts	(44,123)	(127)	(5,578)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	172,078	55,296	241,414

Net assets at beginning of period	55,793	-	-

Net assets at end of period	$251,004	$55,793	$232,072

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Liberty Select	Newport Tiger
	Value Fund, VS (B) 1	Fund, VS (B) [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$1,496	$513
Expenses (Note 3)
Mortality and expense risk
and administrative charges	553	203
Net investment income (expense)	943	310
Realized gain (loss)	52	33
Unrealized appreciation (depreciation)
during the period	5,057	(6,538)
Net increase (decrease) in net assets
from operations	6,052	(6,195)

Purchase payments from contract owners	106,120	72,638
Transfers between accounts	44,581	16,770
Contract terminations and annuity payouts	(83)	(26,621)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	150,618	62,787

Net assets at beginning of period	-	-

Net assets at end of period	$156,670	$56,592

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Liberty Value	Liberty Newport Japan
	Fund, VS (B) 1	Opportunities Fund, VS (B) [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$554	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	58	174
Net investment income (expense)	496	(174)
Realized gain (loss)	(4)	(237)
Unrealized appreciation (depreciation)
during the period	1,919	(12,514)
Net increase (decrease) in net assets
from operations	2,411	(12,925)

Purchase payments from contract owners	44,594	42,935
Transfers between accounts	5,487	13,106
Contract terminations and annuity payouts	(103)	(58)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	49,978	55,983

Net assets at beginning of period	-	-

Net assets at end of period	$52,389	$43,058

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

		Wanger US
	Wanger Twenty Fund [3]	Small Cap Fund [3]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	6	7
Net investment income (expense)	(6)	(7)
Realized gain (loss)	-	-
Unrealized appreciation (depreciation)
during the period	485	334
Net increase (decrease) in net assets
from operations	479	327

Purchase payments from contract owners	14,987	4,892
Transfers between accounts	3,802	4,598
Contract terminations and annuity payouts	-	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	18,789	9,490

Net assets at beginning of period	-	-

Net assets at end of period	$19,268	$9,817

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Wanger International	Wanger Foreign
	Small Cap Fund [3]	Forty Fund [3]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3	1
Net investment income (expense)	(3)	(1)
Realized gain (loss)	-	-
Unrealized appreciation (depreciation)
during the period	(133)	14
Net increase (decrease) in net assets
from operations	(136)	13

Purchase payments from contract owners	1,526	-
Transfers between accounts	1,263	1,333
Contract terminations and annuity payouts	-	-
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	2,789	1,333

Net assets at beginning of period	-	-

Net assets at end of period	$2,653	$1,346

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	SteinRoe Growth		SteinRoe
	Stock Fund, VS (A)		Balanced Fund, VS (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$1,916,170	$44,243	$982,821	$234,491
Expenses (Note 3)
Mortality and expense risk
and administrative charges	233,175	63,737	200,053	92,717
Net investment income (expense)	1,682,995	(19,494)	782,768	141,774
Realized gain (loss)	(39,050)	6,915	11,379	2,947
Unrealized appreciation (depreciation)
during the period	(4,723,890)	1,926,988	(1,154,722)	804,467
Net increase (decrease) in net assets
from operations	(3,079,945)	1,914,409	(360,575)	949,188

Purchase payments from contract owners	7,439,772	7,761,494	5,101,319	12,394,484
Transfers between accounts	3,815,978	1,105,786	515,655	885,117
Contract terminations and annuity payouts	(1,916,593)	(719,265)	(2,802,620)	(2,553,128)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-	-
Net increase in net assets from
contract transactions	9,339,157	8,148,015	2,814,354	10,726,473

Net assets at beginning of period	10,691,375	628,951	12,824,422	1,148,761

Net assets at end of period	$16,950,587	$10,691,375	$15,278,201	$12,824,422

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	SteinRoe Money		SteinRoe Mortgage
	Market Fund, VS (A)		Securities Fund, VS (A)
	2000	1999	2000	1999
	(unaudited)		(unaudited)
Income
Dividends	$647,157	$211,250	$217,219	$83,499
Expenses (Note 3)
Mortality and expense risk
and administrative charges	149,905	59,140	52,372	34,272
Net investment income (expense)	497,252	152,110	164,847	49,227
Realized gain (loss)	-	-	2,450	(334)
Unrealized appreciation (depreciation)
during the period	-	-	185,663	(53,677)
Net increase (decrease) in net assets
from operations	497,252	152,110	352,960	(4,784)

Purchase payments from contract owners	8,052,225	9,119,926	465,523	2,244,257
Transfers between accounts	341,444	(199,119)	131,306	586,202
Contract terminations and annuity payouts	(3,368,191)	(2,655,790)	(246,020)	(462,734)
Other transfers to Keyport Benefit
Life Insurance Company	-	51,009	-	-
Net increase in net assets from
contract transactions	5,025,478	6,316,026	350,809	2,367,725

Net assets at beginning of period	8,421,058	1,952,922	3,437,469	1,074,528

Net assets at end of period	$13,943,788	$8,421,058	$4,141,238	$3,437,469

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	SteinRoe Growth	SteinRoe
	Stock Fund, VS (B) 1	Balanced Fund, VS (B) [1]
	2000	2000
	(unaudited)	(unaudited)
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	13,279	6,754
Net investment income (expense)	(13,279)	(6,754)
Realized gain (loss)	(25)	(1,422)
Unrealized appreciation (depreciation)
during the period	(602,071)	(61,733)
Net increase (decrease) in net assets
from operations	(615,375)	(69,909)

Purchase payments from contract owners	4,471,664	1,925,095
Transfers between accounts	510,533	217,964
Contract terminations and annuity payouts	(591,497)	(353,977)
Other transfers to Keyport Benefit
Life Insurance Company	-	-
Net increase in net assets from
contract transactions	4,390,700	1,789,082

Net assets at beginning of period	-	-

Net assets at end of period	$3,775,325	$1,719,173

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	SteinRoe Mortgage	SteinRoe Small
	Securities Fund, VS (B) [1]	Company Growth Fund, VS (A)
	2000	2000	1999
	(unaudited)	(unaudited)
Income
Dividends	$-	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	2,977	8,946	3,115
Net investment income (expense)	(2,977)	(8,946)	(3,115)
Realized gain (loss)	725	11,636	1,974
Unrealized appreciation (depreciation)
during the period	32,669	(116,061)	136,268
Net increase (decrease) in net assets
from operations	30,417	(113,371)	135,127

Purchase payments from contract owners	799,825	47,280	208,358
Transfers between accounts	110,709	362,413	22,888
Contract terminations and annuity payouts	(126,080)	(19,990)	(15,265)
Other transfers to Keyport Benefit
Life Insurance Company	-	-	-
Net increase in net assets from
contract transactions	784,454	389,703	215,981

Net assets at beginning of period	-	416,797	65,689

Net assets at end of period	$814,871	$693,129	$416,797

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

	Total	Total
	2000	1999
	(unaudited)
Income
Dividends	$14,333,128	$5,258,554
Expenses (Note 3)
Mortality and expense risk
and administrative charges	2,443,477	936,994
Net investment income (expense)	11,889,651	4,321,560
Realized gain (loss)	(55,962)	102,799
Unrealized appreciation (depreciation)
during the period	(31,297,954)	10,194,955
Net increase (decrease) in net assets
from operations	(19,464,265)	14,619,314

Purchase payments from contract owners	90,849,237	109,048,419
Transfers between accounts	24,964,047	12,467,539
Contract terminations and annuity payouts	(28,000,079)	(17,411,099)
Other transfers to Keyport Benefit
Life Insurance Company	9,001	42,746
Net increase in net assets from
contract transactions	87,822,206	104,147,605

Net assets at beginning of period	134,010,680	15,243,761

Net assets at end of period	$202,368,621	$134,010,680

[1] Commencement of operations - June 1, 2000
2 Name change from Colonial Growth & Income Fund
effective June 1, 2000
3 Commencement of operations - October 16, 2000
4 Commencement of operations - July 1, 1999

See accompanying notes.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements

December 31, 2000

(unaudited)

1. Organization

The Variable Account A (the "Variable Account") was established on February 6, 1998 as a segregated investment account of Keyport Benefit Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers eight contracts (four contracts in 1999), distinguished principally by the level of expenses, surrender charges, and eligible fund options. The eight contracts and their respective eligible fund options are as follows:

Keyport Advisor Variable Annuity	Keyport Advisor Vista Variable Annuity

Alger American Fund:	AIM:
Alger American Growth Portfolio	AIM VI Growth Fund
Alger American Small Capitalization	AIM VI International Equity Fund
Portfolio	AIM VI Capital Appreciation Fund

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - IC	MFS Emerging Growth Series - IC
MFS Research Series - IC	MFS Research Series - IC
MFS Bond Series - IC

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Mortgage Securities Fund, VS (A)	SteinRoe Small Company Growth Fund, VS (A)
SteinRoe Small Company Growth Fund, VS (A)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial U.S. Growth & Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Liberty Value Fund, VS (A)	Liberty Value Fund, VS (A)
(formerly Colonial Growth & Income Fund)	(formerly Colonial Growth & Income Fund)
Colonial Strategic Income Fund, VS (A)	Colonial Strategic Income Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
SteinRoe Global Utilities Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
Colonial International Fund for Growth, VS (A)	Colonial High Yield Securities Fund, VS (A)
Newport Tiger Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Premier Growth Portfolio (A)	Alliance Premier Growth Portfolio (A)
Alliance Global Bond Portfolio (B)	Alliance Global Bond Portfolio (A)
Alliance Growth and Income Portfolio (A)
Alliance Real Estate Portfolio (A)

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)
Keyport Advisor Charter Variable Annuity	Keyport Advisor Optima Variable Annuity

AIM:	AIM:
AIM VI Value Fund	AIM VI Value Fund
AIM VI Capital Appreciation Fund	AIM VI Growth Fund
AIM VI Capital Appreciation Fund

Alger American Fund:	Mitchell Hutchins:
Alger American Growth Portfolio	Mitchell Hutchins Growth Fund (I)
Alger American Small Capitalization	Mitchell Hutchins Tactical Allocation Fund (I)
Portfolio	Mitchell Hutchins Strategic Income Fund (I)
Mitchell Hutchins Global Equity Fund (I)
Mitchell Hutchins Growth & Income Fund (I)
Mitchell Hutchins Balanced Fund (I)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Premier Growth Portfolio (B)	Alliance Global Bond Portfolio (B)
Alliance Global Bond Portfolio (B)	Alliance Growth and Income Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)

Franklin Templeton:	Franklin Templeton:
Templeton Developing Markets Sec Fund 2	Templeton Developing Markets Sec Fund 2

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial U.S. Growth & Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Colonial Strategic Income Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
SteinRoe Global Utilities Fund, VS (A)	Colonial High Yield Securities Fund, VS (A)
Colonial High Yield Securities Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)
Newport Tiger Fund, VS (A)	Colonial International Horizons Fund, VS (B)
Colonial Small Cap Value Fund, VS (A)	Crabbe Huson Real Estate
Colonial International Horizons Fund, VS (B)	Investment Fund, VS (B)
Colonial Global Equity Fund, VS (B)
Crabbe Huson Real Estate Investment Fund, VS (B)

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Mortgage Securities Fund, VS (A)	SteinRoe Mortgage Securities Fund, VS (A)

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)

Keyport Charter Variable Annuity (offered in 2000)	Keyport Vista Variable Annuity (offered in 2000)

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM VI Capital Appreciation Fund	AIM VI Capital Appreciation Fund
AIM VI International Equity	AIM VI International Equity
AIM VI Value Fund	AIM VI Value Fund

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (B)	SteinRoe Balanced Fund, VS (B)
SteinRoe Mortgaged Securities Fund, VS (B)	SteinRoe Mortgaged Securities Fund, VS (B)
SteinRoe Growth Stock Fund, VS (B)	SteinRoe Growth Stock Fund, VS (B)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial High Yield Securities Fund, VS (B)	Colonial High Yield Securities Fund, VS (B)
Colonial Small Cap Value Fund, VS (B)	Colonial Small Cap Value Fund, VS (B)
Colonial Strategic Income Fund, VS (B)	Colonial Strategic Income Fund, VS (B)
Colonial U.S. Growth and Income Fund, VS (B)	Colonial U.S. Growth and Income Fund, VS (B)
Crabbe Huson Real Estate Investment	Crabbe Huson Real Estate Investment
Fund, VS (B)	Fund, VS (B)
Liberty All-Star Equity Fund, VS (B)	Liberty All-Star Equity Fund, VS (B)
Liberty Newport Japan Opportunity Fund, VS (B)	Liberty Newport Japan Opportunity Fund, VS (B)
Liberty S&P 500 Index Fund, VS (B)	Liberty S&P 500 Index Fund, VS (B)
Liberty Select Value Fund, VS (B)	Liberty Select Value Fund, VS (B)
Liberty Value Fund, VS (B)	Liberty Value Fund, VS (B)
Newport Tiger Fund, VS (B)	Newport Tiger Fund, VS (B)
Rydex Financial Services Fund, VS (B)	Rydex Financial Services Fund, VS (B)
Rydex Health Care Fund, VS (B)	Rydex Health Care Fund, VS (B)
Wanger Foreign Forty Fund	Wanger Foreign Forty Fund
Wanger International Small Cap Fund	Wanger International Small Cap Fund
Wanger Twenty Fund	Wanger Twenty Fund
Wanger US Small Cap Fund	Wanger US Small Cap Fund

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Growth & Income Portfolio (B)	Alliance Growth & Income Portfolio (B)
Alliance Premier Growth Portfolio (B)	Alliance Premier Growth Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)
Alliance Worldwide Privatization Portfolio (B)	Alliance Worldwide Privatization Portfolio (B)

Fidelity VIP Funds:	Fidelity VIP Funds:
Fidelity VIP Equity Income Fund - SC2	Fidelity Equity Income Fund - SC2
Fidelity VIP III Growth Opportunities Fund - SC2	Fidelity VIP III Growth Opportunities Fund - SC2

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)

Keyport Charter Variable Annuity (continued)	Keyport Vista Variable Annuity (continued)

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - SC	MFS Emerging Growth Series - SC
MFS Growth Series - SC	MFS Growth Series - SC
MFS Growth with Income Series - SC	MFS Growth with Income Series - SC
MFS New Discovery Series - SC	MFS New Discovery Series - SC

Rydex Variable Trust:	Rydex Variable Trust:
Rydex OTC Fund	Rydex OTC Fund

Keyport Optima Variable Annuity (offered in 2000)

AIM Variable Insurance Funds, Inc:	Alliance Variable Products Series Fund, Inc:
AIM VI Capital Appreciation Fund	Alliance Growth & Income Portfolio (B)
AIM VI International Equity Fund	Alliance Premier Growth Portfolio (B)
AIM VI Value Fund

SteinRoe Variable Investment Trust (SRVIT):	MFS Variable Insurance Trust:
SteinRoe Money Market Fund, VS(A)	MFS Emerging Growth Series - SC
SteinRoe Balanced Fund, VS (B)	MFS Growth Series - SC
SteinRoe Mortgaged Securities Fund, VS (B)	MFS Growth with Income Series - SC
SteinRoe Growth Stock Fund, VS (B)

Liberty Variable Investment Trust (LVIT):	Mitchell Hutchins Trust:
Colonial High Yield Securities Fund, VS (B)	Mitchell Hutchins Balanced Fund (I)
Colonial Small Cap Value Fund, VS (B)	Mitchell Hutchins Global Equity Fund (I)
Colonial Strategic Income Fund, VS (B)	Mitchell Hutchins Growth Fund (I)
Crabbe Huson Real Estate Investment	Mitchell Hutchins Growth & Income Fund (I)
Fund, VS (B)	Mitchell Hutchins Strategic Income Fund (I)
Liberty All-Star Equity Fund, VS (B)	Mitchell Hutchins Tactical Allocation Fund (I)
Newport Tiger Fund, VS (B)

Keyport Exeter Variable Annuity (offered in 2000)

Exeter Insurance Fund, Inc:	SteinRoe Variable Investment Trust (SRVIT):
Exeter Maximum Horizon Fund	SteinRoe Money Market Fund, VS (A)
Exeter Moderate Growth Fund
Exeter Growth Fund

On June 1, 2000, the fund name of Colonial Growth & Income Fund was changed to Liberty Value Fund, VS(A).

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the state of New York. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

Amounts due to Keyport Benefit Life Insurance Company represent mortality and expense risk and administrative charges earned by the Company in 1999 but not transferred to the Company until January 2000.

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company does not anticipate any tax liability resulting from the operations of the Variable Account. Therefore, a provision for income taxes has not been provided.

3. Expenses

Keyport Advisor, Keyport Advisor Charter, Keyport Advisor Optima, Keyport Charter and Keyport Optima

There are not any sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of the contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of the contract value.

Optional riders are available for Keyport Advisor Charter and Keyport Advisor Optima. If elected, a yearly charge of 0.35% for a guaranteed income benefit rider, 0.05% for an enhanced death benefit (if purchased with the guaranteed income benefit rider) and 0.10% for an enhanced death benefit (if purchased without the guaranteed income benefit rider) are deducted.

Keyport Advisor Vista Variable and Keyport Vista

There are not any sales charges at the time of purchase, contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of the contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of the contract value.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

3. Expenses (continued)

Keyport Exeter

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

4. Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. Stein Roe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (LASC), an affiliate of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly owned subsidiary of LASC, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is based upon the asset level of the mutual funds.

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 are as follows:

	1999		2000
	Unit	Unit
	Value	Value	Units	Dollars
AIM VI Value Fund
Keyport Advisor Charter	$11.272026	$9.488402	520,964.4526	$4,943,120

AIM VI Growth Fund
Keyport Advisor Vista	15.758600	12.357180	98,892.4113	1,222,031

AIM VI International Equity Fund
Keyport Advisor Vista	15.286602	11.095271	174,386.1936	1,934,862

AIM VI Capital Appreciation Fund
Keyport Advisor Vista	15.818110	13.898187	227,127.2867	3,156,658

Alger American Growth Portfolio
Keyport Advisor	23.647189	19.875524	559,483.8761	11,120,035

Alger American Small Capitalization Portfolio
Keyport Advisor	17.941512	12.881699	199,085.2622	2,564,556

Alliance Premier Growth Portfolio (A)
Keyport Advisor	25.635815	21.091269	782,062.2420	16,494,685

Alliance Premier Growth Portfolio (B)
Keyport Advisor Charter	11.492244	9.432312	834,157.0323	7,868,029

Alliance Technology Portfolio (B)
Keyport Advisor Charter	14.920432	11.525363	445,955.5715	5,139,800

Alliance Growth and Income Portfolio (A)
Keyport Advisor Vista	11.964979	13.439056	187,236.0702	2,516,276

Alliance Global Bond Portfolio (A)
Keyport Advisor	10.223508	10.200933	239,010.2377	2,438,127

Alliance Growth and Income Portfolio (B)
Keyport Advisor Optima	9.557132	10.706953	125,015.9768	1,338,540

Alliance Global Bond Portfolio (B)
Keyport Advisor Charter	10.138145	10.096031	38,444.4336	388,136

Alliance Real Estate Investment Portfolio (A)
Keyport Advisor Vista	8.439990	10.545168	19,039.9549	200,780

Alliance Worldwide Privatization Portfolio (B)
Keyport Charter	-	8.273973	1,850.5529	15,311

Fidelity VIP Equity Income Fund - SC2
Keyport Charter	-	10.761154	83,469.5998	898,229

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)

	1999		2000
	Unit	Unit
	Value	Value	Units	Dollars
Fidelity VIP III Growth Opportunity Fund - SC2
Keyport Charter	$-	$8.333497	70,013.7670	$583,460

Templeton Developing Markets Sec Fund 2
Keyport Advisor Charter	10.514681	7.046956	28,836.2719	203,208

MFS Emerging Growth Series - IC
Keyport Advisor	26.934484	21.355215	230,738.6205	4,927,473

MFS Research Series - IC
Keyport Advisor	17.616518	16.531125	269,275.6396	4,451,429

MFS Emerging Growth Series - SC
Keyport Charter	-	21.340401	50,195.9976	1,071,203

MFS Bond Series - IC
Keyport Advisor Vista	9.940741	10.707167	94,131.8437	1,007,885

MFS Growth Series - SC
Keyport Charter	-	8.795111	74,854.6876	658,355

MFS Growth with Income Series - SC
Keyport Charter	-	9.677660	48,374.8885	468,156

MFS New Discovery Series - SC
Keyport Charter	-	9.108587	55,893.6990	509,113

Mitchell Hutchins Tactical Allocation Fund (I)
Keyport Advisor Optima	10.469298	10.104966	5,600.1871	56,590

Mitchell Hutchins Growth & Income Fund (I)
Keyport Advisor Optima	10.509119	9.869164	1,044.5815	10,309

Mitchell Hutchins Global Equity Fund (I)
Keyport Advisor Optima	11.164623	9.957734	1,457.5858	14,514

Mitchell Hutchins Growth Fund (I)
Keyport Advisor Optima	11.961619	9.527353	405.7120	3,865

Rydex OTC Fund
Keyport Charter	-	5.825796	25,981.4970	151,363

Colonial U.S. Growth & Income Fund, VS(A)
Keyport Advisor	27.196081	27.788412	434,096.4908	12,062,852

Liberty Value Fund, VS (A)
Keyport Advisor	22.079285	25.352693	420,835.7471	10,669,319

Colonial Strategic Income Fund, VS (A)
Keyport Advisor	14.291029	14.101909	627,452.8100	8,848,282

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)

	1999		2000
	Unit	Unit
	Value	Value	Units	Dollars
SteinRoe Global Utilities Fund, VS (A)
Keyport Advisor	$22.736744	$19.464675	283,525.3484	$5,518,729

Liberty All-Star Equity Fund, VS (A)
Keyport Advisor Vista	12.608901	13.203161	401,772.0858	5,304,662

Colonial High Yield Securities Fund, VS (A)
Keyport Advisor Vista	9.654958	8.865879	212,718.5173	1,885,937

Colonial International Fund for Growth Fund, VS (A)
Keyport Advisor	14.919035	11.995720	106,253.3533	1,274,585

Liberty S&P 500 Index Fund, VS (B)
Keyport Charter	-	8.925970	147,958.4096	1,320,672

Newport Tiger Fund, VS (A)
Keyport Advisor	13.034893	10.845661	102,273.0578	1,109,219

Colonial Global Equity Fund, VS (B)
Keyport Advisor Charter	10.605447	8.800007	103,955.7246	914,811

Colonial International Horizons Fund, VS (B)
Keyport Advisor Charter	11.683718	9.266803	79,024.8033	732,307

Colonial U.S. Growth & Income Fund, VS(B)
Keyport Charter	-	27.774424	25,244.9743	701,165

Colonial Small Cap Value Fund, VS (A)
Keyport Advisor Vista	8.992979	10.543669	60,017.1951	632,801

Colonial Strategic Income Fund, VS (B)
Keyport Charter	-	14.074909	33,431.2165	470,541

Rydex Health Care Fund, VS (B)
Keyport Charter	-	11.080013	46,499.9083	515,220

Colonial Small Cap Value Fund, VS (B)
Keyport Charter	-	10.543674	38,535.4259	406,305

Rydex Financial Services Fund, VS (B)
Keyport Charter	-	12.120670	32,026.4569	388,182

Liberty All-Star Equity Fund, VS (B)
Keyport Charter	-	13.213584	19,507.2184	257,760

Crabbe Huson Real Estate Investment Fund, VS (B)
Keyport Advisor Charter	8.908559	10.198222	21,983.8311	224,196

Colonial High Yield Securities Fund, VS (B)
Keyport Charter	-	8.844888	25,707.9551	227,384

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)

	1999		2000
	Unit	Unit
	Value	Value	Units	Dollars
Liberty Select Value Fund, VS (B)
Keyport Charter	$-	$10.529745	14,878.7692	$156,670

Newport Tiger Fund, VS (B)
Keyport Charter	-	10.887689	3,497.4434	38,079

Liberty Value Fund, VS (B)
Keyport Charter	-	25.303098	2,070.4528	52,389

Liberty Newport Japan Opportunities Fund, VS (B)
Keyport Charter	-	6.745619	6,383.0526	43,058

Wanger Twenty Fund
Keyport Charter	-	10.392612	1,853.9642	19,268

Wanger US Small Cap Fund
Keyport Charter	-	10.541409	931.2734	9,817

Wanger International Small Cap Fund
Keyport Charter	-	8.931027	297.0862	2,653

Wanger Foreign Forty Fund
Keyport Charter	-	9.697009	138.8242	1,346

SteinRoe Growth Stock Fund, VS (A)
Keyport Advisor	60.540522	52.531714	295,840.8706	15,541,028

SteinRoe Balanced Fund, VS (A)
Keyport Advisor	30.197093	29.459745	412,525.0954	12,152,884

SteinRoe Money Market Fund, VS (A)
Keyport Advisor	14.762002	15.436578	736,915.7745	11,375,458

SteinRoe Mortgage Securities Fund, VS (A)
Keyport Advisor	18.762170	20.526080	180,385.3531	3,702,604

SteinRoe Growth Stock Fund, VS (B)
Keyport Charter	-	52.458436	63,952.5536	3,354,851

SteinRoe Balanced Fund, VS (B)
Keyport Charter	-	29.423711	48,958.4378	1,440,539

SteinRoe Mortgage Securities Fund, VS (B)
Keyport Charter	-	20.470221	37,009.3642	757,590

SteinRoe Small Company Growth Fund, VS (A)
Keyport Advisor	37.025224	34.541388	19,407.4657	670,361

			10,540,852.4435	$179,139,624

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 2000 are shown below:

	Purchases	Sales

AIM VI Value Fund	$6,289,265	$980,310

AIM VI Capital Appreciation Fund	5,336,898	1,314,739

AIM VI International Equity Fund	2,923,328	526,800

AIM VI Growth Fund	1,089,585	143,157

Alger American Growth Portfolio	8,104,187	1,767,485

Alger American Small Capitalization Portfolio	4,372,732	1,002,583

Alliance Premier Growth Portfolio (A)	6,855,003	2,755,980

Alliance Premier Growth Portfolio (B)	11,101,810	2,138,102

Alliance Technology Portfolio (B)	8,516,172	1,244,388

Alliance Growth and Income Portfolio (A)	1,374,048	358,082

Alliance Global Bond Portfolio (A)	858,143	443,964

Alliance Growth and Income Portfolio (B)	1,503,124	169,560

Alliance Global Bond Portfolio (B)	498,825	98,697

Alliance Real Estate Investment Portfolio (A)	118,500	46,503

Alliance Worldwide Privatization Portfolio (B)	19,476	2,405

Fidelity VIP Equity Income - SC2	933,643	39,836

Fidelity VIP III Growth Opportunities - SC2	706,386	47,408

Templeton Developing Markets Sec Fund 2	371,146	115,513

MFS Emerging Growth Series - IC	2,739,275	900,442

MFS Research Series - IC	1,609,602	930,264

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

	Purchases	Sales

MFS Emerging Growth Series - SC	$1,538,800	$150,320

MFS Bond Series - IC	423,085	537,828

MFS Growth Series - SC	752,088	29,246

MFS Growth with Income Series - SC	829,178	189,302

MFS New Discovery Series - SC	573,030	46,027

Mitchell Hutchins Tactical Allocation Fund (I)	108,291	40,975

Mitchell Hutchins Growth & Income Fund (I)	43,983	17,678

Mitchell Hutchins Global Equity Fund (I)	14,361	62

Mitchell Hutchins Growth Fund (I)	13,313	8,418

Rydex OTC Fund	420,923	107,742

Colonial U.S. Growth & Income Fund, VS (A)	5,916,949	2,649,444

Liberty Value Fund, VS (A)	1,656,693	2,114,447

Colonial Strategic Income Fund, VS (A)	3,781,966	2,423,449

SteinRoe Global Utilities Fund, VS (A)	4,198,207	769,587

Liberty All-Star Equity Fund, VS (A)	1,527,622	749,795

Colonial High Yield Securities Fund, VS (A)	1,647,093	734,622

Colonial International Fund for Growth, VS (A)	694,787	340,873

Liberty S&P 500 Index Fund, VS (B)	1,855,513	245,667

Newport Tiger Fund, VS (A)	901,285	309,626

Colonial Global Equity Fund, VS (B)	1,253,071	147,049

Colonial International Horizons Fund, VS (B)	996,113	253,977

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

	Purchases	Sales

Colonial U.S. Growth & Income Fund, VS (B)	$884,349	$59,877

Colonial Small Cap Value Fund, VS (A)	492,069	262,998

Colonial Strategic Income Fund, VS (B)	870,124	183,952

Rydex Health Care Fund, VS (B)	528,803	21,371

Colonial Small Cap Value Fund, VS (B)	442,076	35,990

Rydex Financial Services Fund, VS (B)	397,182	17,290

Liberty All-Star Equity Fund, VS (B)	378,036	61,844

Crabbe Huson Real Estate Investment Fund, VS (B)	299,998	116,806

Colonial High Yield Securities Fund, VS (B)	268,786	6,550

Liberty Select Value Fund, VS (B)	156,116	4,556

Newport Tiger Fund, VS (B)	81,938	18,841

Liberty Value Fund, VS (B)	53,921	3,447

Liberty Newport Japan Opportunities Fund, VS (B)	59,283	3,474

Wanger Twenty Fund	18,782	-

Wanger US Small Cap Fund	9,483	-

Wanger International Small Cap Fund	2,787	-

Wanger Foreign Forty Fund	1,332	-

SteinRoe Growth Stock Fund, VS (A)	12,802,158	1,780,008

SteinRoe Balanced Fund, VS (A)	8,425,470	4,828,348

SteinRoe Money Market Fund, VS (A)	15,654,685	10,131,955

SteinRoe Mortgage Securities Fund, VS (A)	1,246,202	730,548

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

	Purchases	Sales

SteinRoe Growth Stock Fund, VS (B)	$4,592,741	$215,320

SteinRoe Balanced Fund, VS (B)	2,075,206	292,876

SteinRoe Mortgage Securities Fund, VS (B)	940,611	159,133

SteinRoe Small Company Growth Fund, VS (A)	598,581	217,827

	$145,748,218	$46,045,363

KEYPORT BENEFIT LIFE INSURANCE COMPANY -

VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

7. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

Report of Independent Auditors

The Board of Directors
Keyport Benefit Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Keyport Benefit Life Insurance Company as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, capital and deficit, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 2. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Keyport Benefit Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Benefit Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flow for the years then ended in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

Boston, Massachusetts	/s/Ernst & Young LLP
January 27, 2000

Keyport Benefit Life Insurance Company

Balance Sheet-Statutory Basis
	December 31
	1999	1998
	(In Thousands)
Admitted assets

Cash and invested assets:
Bonds	$151,430	$12,546
Cash	23,219	39,386
Total cash and invested assets	174,649	51,932

Due from separate accounts	6,121	868
Accrued investment income	2,533	350
Other assets	1,139	1,048
Separate account assets	135,471	17,448

Total admitted assets	$319,913	$71,646

Liabilities and capital and deficit

Liabilities:
Reserves for future policy benefits	$159,797	$40,996
Policy and contract claims	357	62
Interest maintenance reserve	-	33
Total policy and contract liabilities	160,154	41,091

Accounts payable and accrued expenses	144	64
Other liabilities	354	75
Remittances and items not allocated	2,263	1,237
Separate account liabilities	135,471	17,448
Total liabilities	298,386	59,915

Capital and deficit:
Common stock, $2.00 par value; authorized 1,000 shares;
issued and outstanding 1,000 shares	2,000	2,000
Paid-in surplus	25,000	10,000
Unassigned deficit	(5,473)	(269)
Total capital and deficit	21,527	11,731

Total liabilities and capital and deficit	$319,913	$71,646

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Operations-Statutory Basis
	Year Ended December 31
	1999	1998
	(In Thousands)

Revenues:
Premiums and annuity considerations	$137,950	$42,046
Deposit-type funds	96,194	13,000
Considerations for supplementary contracts	12,925	723
Separate account fee income	998	28
Net investment income	7,030	921
Other revenues	51	5

Total revenues	255,148	56,723

Benefits and expenses:
Increase in reserves for future policy benefits	118,829	40,721
Surrender benefits	13,002	1,296
Annuity benefits	14,543	770
Other benefits	24	24
	146,398	42,811
Other operating expenses:
Commissions	13,424	3,153
General insurance expenses	1,615	864
Taxes, licenses and fees	11	14
Net transfers to separate accounts	97,999	12,588

Total benefits and expenses	259,447	59,430

Loss before federal income tax expense (benefit)	(4,299)	(2,707)

Federal income tax expense (benefit)	269	(949)

Net loss	$ (4,568)	$ (1,758)

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Capital and Deficit-Statutory Basis

				Total
	Common	Paid-in	Unassigned	Capital and
	Stock	Surplus	Deficit	Deficit
	(In Thousands)

Balances at December 31, 1997	$2,000	$ 2,500	$ 1,589	$ 6,089

Net loss			(1,758)	(1,758)
Change in non-admitted assets			(100)	(100)
Capital contribution		7,500		7,500
Balances at December 31, 1998	2,000	10,000	(269)	11,731

Net loss			(4,568)	(4,568)
Change in non-admitted assets			(184)	(184)
Change in asset valuation reserve			(232)	(232)
Prior year taxes			(220)	(220)
Capital contribution		15,000		15,000
Balances at December 31, 1999	$2,000	$25,000	$(5,473)	$21,527

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Cash Flow-Statutory Basis
	Year Ended December 31
	1999	1998
	(In Thousands)
Operations:
Premiums and annuity considerations	$ 247,072	$ 55,769
Net investment income received	5,336	671
Benefits paid	(27,274)	(2,076)
Commissions and other expenses	(14,980)	(4,067)
Net transfers to separate accounts	(103,252)	(13,453)
Separate account fee income	998	28
Other revenues received less other expenses	51	4
Federal income taxes paid (refunded)	474	(172)
Net cash provided by operations	108,425	36,704

Investment activities:
Proceeds from sales, maturities or repayments of bonds	41,061	1,000
Cost of bonds acquired	(180,624)	(10,575)
Net cash used in investment activities	(139,563)	(9,575)

Financing and other activities:
Capital contribution received	15,000	7,500
Other applications, net	(29)	1,306
Net cash provided by financing and other activities	14,971	8,806

Net (decrease) increase in cash	(16,167)	35,935
Cash:
Beginning of year	39,386	3,451

End of year	$ 23,219	$ 39,386

See accompanying notes.

Keyport Benefit Life Insurance Company

(formerly American Benefit Life Insurance Company)

Notes to Supplemental Schedule of Selected

Statutory Basis Financial Data

1. Organization

On January 2, 1998, Keyport Life Insurance Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company (the "Company") on March 31, 1998. Keyport Benefit Life Insurance Company is licensed in the states of New York and Rhode Island and offers fixed and variable annuities and accident and health policies.

The Company is a wholly-owned subsidiary of Keyport Life Insurance Company ("Keyport Life"). Keyport Life is a wholly-owned subsidiary of SteinRoe Services Incorporated ("SteinRoe"). SteinRoe is a wholly-owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with insurance accounting practices prescribed or permitted by the New York State Insurance Department. These practices differ from generally accepted accounting principles ("GAAP"). The more significant variances between statutory and GAAP are as follows: (a) the costs related to acquiring and renewing business are charged to current operations as incurred rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profits; (b) policy reserves are based on statutory mortality and interest requirements rather than full account value; (c) deferred federal income taxes are not provided for the difference between the financial reporting and tax bases of assets and liabilities for statutory purposes, whereas, they are required for GAAP; (d) certain assets designated as "non-admitted assets" (principally furniture and equipment, leasehold improvements and certain agents' debit balances) have been excluded from the balance sheet through a charge to surplus (e) bonds are generally carried at amortized cost irrespective of the Company's investment portfolio activity; (f) the asset valuation reserve ("AVR"), which is in the nature of a contingency reserve for possible losses on investments, is recorded as a liability through a charge to surplus and (g) the interest maintenance reserve ("IMR"), which is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes on fixed- income investments, is also recorded as a liability. These deferred net realized investment gains or losses are amortized into future income generally over the original period to maturity of the assets sold.

2. Summary of Significant Accounting Policies (continued)

Permitted Statutory Accounting Practices

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York State Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of New York will adopt Codification. Management has not yet determined the potential impact of Codification on the Company's statutory-basis financial statements.

Investments

All investments are valued in accordance with guidelines provided by the NAIC. Bonds are carried at amortized cost, except for those bonds in or near default, which are recorded at lower of amortized cost or fair value. Realized investment gains and losses are calculated on a first-in, first-out basis.

Net realized investment gains or losses include gains on sales of equity securities and credit-related gains and losses on fixed maturities, net of applicable federal income taxes. Interest-related realized investment gains or losses are deferred in the IMR and amortized under the grouped method. The grouped method classifies realized investment gains and losses, net of applicable taxes, according to the number of calendar years to expected maturity. The groupings are in bands of five calendar years, with amortization factors for each band provided by the NAIC's Securities Valuation Office.

2. Summary of Significant Accounting Policies (continued)

Separate Accounts

Separate account assets, which are valued at fair value, consist principally of investments in mutual funds and are included as a separate caption in the balance sheet. The contractholders bear the investment risk. Investment income and changes in asset values related to policyholders are fully allocated to variable annuity and variable life policyholders and, therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. The statement of operations includes the premiums, benefits and other items (including transfers to and from the separate account) arising from the operations of the separate account.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

Bonds: Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, the estimated fair values are determined using values from independent pricing services or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities.

Reserves for Future Policy Benefits: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

Bonds

The carrying value and fair value of investments in bonds as of December 31, 1999 and 1998 are as follows (in thousands):

	December 31, 1999
		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value

U.S. Treasury securities	$ 8,395	$ 99	$ (348)	$ 8,146
Mortgage backed securities of U.S government corporations and agencies	9,698	-	(169)	9,529
Corporate securities	92,141	35	(2,725)	89,451
Other mortgage backed securities	8,025	-	(208)	7,817
Asset backed securities	33,171	22	(1,097)	32,096

	$151,430	$156	$(4,547)	$147,039

December 31, 1998
		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value

U.S. Treasury securities	$12,546	$ 79	$ (105)	$ 12,520

Contractual Maturities

The carrying value and fair value of bonds by contractual maturity as of December 31, 1999 are as follows (in thousands):

	December 31, 1999
	Carrying	Fair
	Value	Value

Due in one year or less	$ 2,694	$ 4,911
Due after one year through five years	69,401	67,617
Due after five years through ten years	18,015	17,159
Due after ten years through twenty years	3,601	3,461
Due after twenty years	6,825	4,449
Mortgage and asset backed	50,894	49,442

Total bonds	$151,430	$147,039

3. Investments (continued)

At December 31, 1999 and 1998, bonds with an amortized cost of $486,954 and $499,532, respectively, were on deposit with state insurance departments to satisfy regulatory authorities.

Net Investment Income

Net investment income is summarized as follows (in thousands):

	Year ended December 31
	1999	1998

Bonds	$6,502	$243
Cash and short-term investments	603	673
Gross investment income	7,105	916
Investment expenses	62	-
	7,043	916
(Accretion) amortization of interest maintenance reserve	(13)	5

Net investment income	$7,030	$921

There were no non-income-producing bonds as of December 31, 1999 and 1998.

Net Realized Investment Gains

Net realized investment gains are as follows (in thousands):

	Year ended December 31
	1999	1998
Bonds:
Gross gains	$ 37	-
Gross losses	(366)	-
	(329)	-
Federal income tax benefit	(115)	-
	(214)	-
Less: realized losses transferred to the interest maintenance reserve (net of applicable federal income tax benefit of
$115 in 1999)	(214)	-

Net realized investment gain	$ -	-

4. Federal Income Taxes

Income taxes are calculated as if the Company filed its own income tax return. For 1998, the Company filed a consolidated federal income tax return with Keyport Life and Independence Life and Annuity Company. The Company will be eligible to file a consolidated return with Liberty Financial beginning in 2003. The method of allocation is subject to a written agreement approved by the State of New York and is based upon separate return calculations with current credit for net losses incurred to the extent those losses are used in the consolidated return.

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons (in thousands):

	Year ended December 31
	1999	1998

Computed expected tax benefit	$(1,505)	$(947)
Policy acquisition costs	943	-
Net amortization of investment discounts and premiums	(16)	-
Difference between statutory and tax reserves	846	-
Separate account dividends received deduction	(4)	-
Other, net	5	(2)

Federal income tax expense (benefit)	$ 269	$(949)

Taxes recoverable of $290,438 and $1,034,000 are included in other assets at December 31, 1999 and December 31, 1998, respectively.

5. Transactions with Affiliated Companies

The Company reimbursed Keyport Life for corporate general and administrative expenses and corporate overhead, such as executive and legal support. The total amount reimbursed in 1999 and 1998 was $1,047,343 and $318,590, respectively.

6. Dividend Restrictions

The maximum amount of dividends which can be paid by the Company without prior approval of the Insurance Commissioner of the State of New York is subject to restrictions related to statutory surplus and statutory adjusted net investment income. The Company has not paid dividends since its acquisition by Keyport Life.

7. Commitments and Contingencies

Leases

The Company leases its home office, data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2006. Rental expense amounted to $17,808 and $9,450 for the years ended December 31, 1999 and 1998, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 1999:

2000	$ 17,800
2001	17,800
2002	17,800
2003	17,800
2004	17,800
Thereafter	35,600

Total minimum future rental payments	$124,600

Other Matters

The Company is involved, from time to time, in litigation incidental to its business. In the opinion of management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial position.

8. Annuity Reserves

At December 31, 1999, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment) and not subject to discretionary withdrawal provisions are summarized as follows (in thousands):

	Amount	Percent
Subject to discretionary withdrawal (with adjustment)
At book value less current surrender charge of 5%
or more	$120,754	41.9%
At market value	129,350	44.9%
Total with adjustment or at market value	250,104	86.8%
Subject to discretionary withdrawal (without
Adjustment) at book value with minimal or no
Charge or adjustment	23,957	8.3%
Not subject to discretionary withdrawal	14,199	4.9%

Total annuity reserves and deposit fund liabilities	$288,260	100.0%

8. Annuity Reserves (continued)

The carrying value and fair value of the Company's reserves for future policy benefits at December 31, 1999 was $159.8 million and $159.4 million, respectively.

9. Separate Accounts

Information regarding the separate accounts of the Company as of and for the year ended December 31, 1999 is as follows (in thousands):

	Separate Accounts with Guarantees
	Indexed	Nonindexed Guarantee Less than or equal to 4%	Nonindexed Guarantee Greater than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations		$96,194	-	$12,853	$109,047

Reserves for separate accounts with assets at fair value	-	$115,223	-	$14,127	$129,350
Reserves for separate accounts subject to discretionary withdrawal:
With market value adjustment	-	$115,223	-	$14,127	$129,350
At market value
Total separate account reserves	-	$115,223	-	$14,127	$129,350

9. Separate Accounts (continued)

At December 31, 1999, the Company had reserves for nonguaranteed separate account business subject to discretionary withdrawal at market value of $135.5 million. A reconciliation of the amounts transferred to and from the separate accounts is presented below (in thousands):

Year ended December 31, 1999
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers from separate accounts	$109,047
Transfers to separate accounts	11,135
Net transfers from separate accounts	97,912
Reconciling adjustments:
Other transfers	87
Transfers as reported in the Summary of Operations of the Life, Accident & Health Annual Statement	$ 97,999

10. Risk-Based Capital

Life and health insurance companies are required to calculate Risk-Based Capital ("RBC") in accordance with instructions set forth by the NAIC. RBC is a means of setting the capital standards for insurance companies to support their operations and encompasses various risks associated with the business, including asset quality, premium volume, policy reserves and interest rates. The RBC is then compared to the Company's total adjusted capital, which is comprised of reported capital and surplus adjusted for the asset valuation reserve. The Company's capital and surplus exceeds the RBC requirements at December 31, 1999.

Keyport Benefit Life Insurance Company

Balance Sheet-Statutory Basis

(unaudited)
	December 31
	2000	1999
	(In Thousands)
Admitted assets

Cash and invested assets:
Bonds	$500,183	$151,430
Preferred Stocks	1,830	-
Cash	47,252	23,219
Total cash and invested assets	549,265	174,649

Due from separate accounts	9,435	6,121
Accrued investment income	7,558	2,533
Other assets	160	1,139
Separate account assets	203,511	135,471

Total admitted assets	$769,929	$319,913

Liabilities, capital and deficit

Liabilities:
Reserves for future policy benefits	$510,729	$159,797
Policy and contract claims	1,734	357
Total policy and contract liabilities	512,463	160,154

Accounts payable and accrued expenses	3,335	144
Other liabilities	5,832	354
Remittances and items not allocated	5,391	2,263
Separate account liabilities	203,511	135,471
Total liabilities	730,532	298,386

Capital and deficit:
Common stock, $2.00 par value; authorized 1,000 shares;
issued and outstanding 1,000 shares	2,000	2,000
Paid-in surplus	60,000	25,000
Unassigned deficit	(22,603)	(5,473)
Total capital and deficit	39,397	21,527

Total liabilities, capital and deficit	$769,929	$319,913

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Operations-Statutory Basis

(unaudited)
	Year ended December 31
	2000	1999
	(In Thousands)

Revenues:
Premiums and annuity considerations	$371,738	$137,950
Deposit-type funds	74,840	96,194
Considerations for supplementary contracts	15,400	12,925
Separate account fee income	2,467	998
Net investment income	23,955	7,030
Other revenues	174	51

Total revenues	488,574	255,148

Benefits and expenses:
Increase in reserves for future policy benefits	350,942	118,829
Surrender benefits	23,633	13,002
Annuity benefits	21,447	14,543
Other benefits	63	24
	396,085	146,398
Other operating expenses:
Commissions	24,746	13,424
General insurance expenses	1,365	1,615
Taxes, licenses and fees	477	11
Net transfers to separate accounts	84,235	97,999

Total benefits and expenses	506,908	259,447

Loss before federal income tax (benefit) expense
and net realized investment losses	(18,334)	(4,299)

Federal income tax (benefit) expense	(1,788)	269

Loss before net realized investment losses	(16,546)	(4,568)

Net realized investment losses	(184)	-

Net loss	$ (16,730)	$ (4,568)

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Capital and Deficit-Statutory Basis

(unaudited)

				Total
	Common	Paid-in	Unassigned	Capital and
	Stock	Surplus	Deficit	Deficit
	(In Thousands)

Balances at December 31, 1998	$2,000	$10,000	$ (269)	$ 11,731

Net loss			(4,568)	(4,568)
Change in non-admitted assets			(184)	(184)
Change in asset valuation reserve			(232)	(232)
Prior year taxes			(220)	(220)
Capital contribution		15,000		15,000
Balances at December 31, 1999	2,000	25,000	(5,473)	21,527

Net loss			(16,730)	(16,730)
Change in non-admitted assets			(189)	(189)
Change in asset valuation reserve			(728)	(728)
Prior year taxes			517	517
Capital contribution		35,000		35,000
Balances at December 31, 2000	$2,000	$60,000	$(22,603)	$ 39,397

See accompanying notes.

Keyport Benefit Life Insurance Company

Statement of Cash Flow-Statutory Basis

(unaudited)

	Year ended December 31
	2000	1999
	(In Thousands)
Operations:
Premiums and annuity considerations	$ 461,978	$ 247,072
Net investment income received	18,947	5,336
Benefits paid	(43,766)	(27,274)
Commissions and other expenses	(26,552)	(14,980)
Net transfers to separate accounts	(87,549)	(103,252)
Separate account fee income	2,467	998
Other revenues received less other expenses	691	51
Federal income taxes paid	5,153	474
Net cash provided by operations	331,369	108,425

Investment activities:
Proceeds from sales, maturities or repayments of bonds	40,715	41,061
Cost of bonds acquired	(387,234)	(180,624)
Net cash used in investment activities	(346,519)	(139,563)

Financing and other activities:
Capital contribution received	35,000	15,000
Other applications, net	4,183	(29)
Net cash provided by financing and other activities	39,183	14,971

Net increase (decrease) in cash	24,033	(16,167)
Cash:
Beginning of year	23,219	39,386

End of year	$ 47,252	$ 23,219

See accompanying notes.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2000

(unaudited)

1. Organization

Keyport Benefit Life Insurance Company (the "Company") is a wholly-owned subsidiary of Keyport Life Insurance Company ("Keyport Life"). Keyport Life is a wholly-owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual"). The Company is licensed in the state of New York and offers fixed and variable annuities and accident and health policies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with insurance accounting practices prescribed or permitted by the New York State Insurance Department. These practices differ from generally accepted accounting principles ("GAAP"). The more significant variances between statutory and GAAP are as follows: (a) the costs related to acquiring and renewing business are charged to current operations as incurred rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profits; (b) policy reserves are based on statutory mortality and interest requirements rather than full account value; (c) deferred federal income taxes are not provided for the difference between the financial reporting and tax bases of assets and liabilities for statutory purposes, whereas, they are required for GAAP; (d) certain assets designated as "non-admitted assets" (principally furniture and equipment, leasehold improvements and certain agents' debit balances) have been excluded from the balance sheet through a charge to surplus; (e) bonds are generally carried at amortized cost irrespective of the Company's investment portfolio activity; (f) the asset valuation reserve ("AVR"), which is in nature a contingency reserve for possible losses on investments, is recorded as a liability through a charge to surplus; and (g) the interest maintenance reserve ("IMR"), which is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes on investments, is also recorded as a liability. These deferred net realized investment gains or losses are amortized into future income generally over the original period to maturity of the assets sold.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

2. Summary of Significant Accounting Policies (continued)

Permitted Statutory Accounting Practices

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York State Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of New York will adopt Codification. Management has determined the potential impact of Codification on the Company's statutory-basis financial statements to be immaterial.

Investments

All investments are valued in accordance with guidelines provided by the NAIC. Bonds are carried at amortized cost, except for those bonds in or near default, which are recorded at the lower of amortized cost or fair value. Realized investment gains and losses are calculated on a first-in, first-out basis.

Net realized investment gains or losses include gains on sales of equity securities and credit-related gains and losses on fixed maturities, net of applicable federal income taxes. Interest-related realized investment gains or losses are deferred in the IMR and amortized under the grouped method. The grouped method classifies realized investment gains and losses, net of applicable taxes, according to the number of calendar years to expected maturity. The groupings are in bands of five calendar years, with amortization factors for each band provided by the NAIC's Securities Valuation Office.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

2. Summary of Significant Accounting Policies (continued)

Separate Accounts

Separate account assets, which are valued at fair value, consist principally of investments in mutual funds and are included as a separate caption in the balance sheet. The policyholders bear the investment risk. Investment income and changes in asset values related to policyholders are fully allocated to variable annuity and variable life policyholders and, therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. The statement of operations includes the premiums, benefits and other items (including transfers to and from the separate account) arising from the operations of the separate account.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

Bonds: Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, the estimated fair values are determined using values from independent pricing services or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities.

Reserves for Future Policy Benefits: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

3. Investments

Bonds

The carrying value and fair value of investments in bonds as of December 31, 2000 and 1999 are as follows (in thousands):

	December 31, 2000
		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value

U.S. Treasury securities	$ 4,921	$ 3	$ (70)	$ 4,854
Mortgage backed securities of U.S government corporations and agencies	43,426	644	(39)	44,031
Corporate securities	332,926	7,562	(2,564)	337,924
Other mortgage backed securities	47,350	2,011	(32)	49,329
Asset backed securities	71,560	1,514	(362)	72,712

	$500,183	$11,734	$(3,067)	$508,850
	December 31, 1999
		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value

U.S. Treasury securities	$ 8,395	$ 99	$ (348)	$ 8,146
Mortgage backed securities of U.S government corporations and agencies	9,698	-	(169)	9,529
Corporate securities	92,141	35	(2,725)	89,451
Other mortgage backed securities	8,025	-	(208)	7,817
Asset backed securities	33,171	22	(1,097)	32,096

	$151,430	$156	$(4,547)	$147,039

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

3 Investments (continued)

Contractual Maturities

The carrying value and fair value of bonds by contractual maturity as of December 31, 2000 are as follows (in thousands):

	December 31, 2000
	Carrying	Fair
	Value	Value

Due in one year or less	$ 11,283	$ 11,259
Due after one year through five years	214,598	216,683
Due after five years through ten years	65,974	67,348
Due after ten years through twenty years	26,953	28,175
Due after twenty years	19,039	19,313
Mortgage and asset backed	162,336	166,072

Total bonds	$500,183	$508,850

At December 31, 2000 and 1999, bonds with an amortized cost of $500,000 and $486,954, respectively, were on deposit with state insurance departments to satisfy regulatory authorities.

Net Investment Income

Net investment income is summarized as follows (in thousands):

	Year ended December 31
	2000	1999

Bonds	$22,497	$6,502
Cash and short-term investments	1,754	603
Gross investment income	24,251	7,105
Investment expenses	251	62
	24,000	7,043
Amortization of interest maintenance reserve	(45)	(13)

Net investment income	$23,955	$7,030

There were not any non-income-producing bonds as of December 31, 2000 and 1999.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

3. Investments (continued)

Net Realized Investment Gains

Net realized investment (losses) gains are as follows (in thousands):

	Year ended December 31
	2000	1999
Bonds:
Gross gains	$ 436	$ 37
Gross losses	(673)	(366)
	(237)	(329)
Federal income tax benefit	(53)	(115)
	(184)	(214)
Less: realized losses transferred to the interest maintenance reserve (net of applicable federal income tax benefit of
$115 in 1999)	-	(214)

Net realized investment losses	$ (184)	$ -

4. Federal Income Taxes

Income taxes are calculated as if the Company files its own income tax return. The Company files a consolidated federal income tax return with Keyport Life and Independence Life and Annuity Company. Allocation of consolidated income is subject to a written agreement approved by the State of New York and is based upon separate return calculations with current credit for net losses incurred to the extent those losses are used in the consolidated return. The Company will be eligible to file a consolidated return with Liberty Financial beginning in 2003.

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons (in thousands):

	Year ended December 31
	2000	1999

Computed expected tax benefit	$(6,417)	$(1,505)
Policy acquisition costs	1,863	943
Net amortization of investment discounts and premiums	(165)	(16)
Difference between statutory and tax reserves	2,857	846
Separate account dividends received deduction	(4)	(4)
Other, net	78	5

Federal income tax (benefit) expense	$(1,788)	$ 269

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

4. Federal Income Taxes (continued)

Taxes payable of $3,104,754 are included in accounts payable and accrued expenses at December 31, 2000. Taxes recoverable of $290,438 are included in other assets at December 31, 1999.

5. Reinsurance

In the ordinary course of business, the Company reinsures certain risks associated with its life and annuity policies. Although reinsurance agreements contractually obligate the Company's reinsurers, the Company is contingently liable for these amounts in the event the assuming insurance organizations are unable to meet their contractual obligations. At December 31, 2000, the Company's reinsurance was concentrated with one company. At December 31, 2000, total insurance in force ceded was $321,431,307. Premiums ceded were $230,235 for the year ended December 31, 2000.

6. Transactions with Affiliated Companies

The Company reimbursed Keyport Life for corporate general and administrative expenses and corporate overhead, such as executive, legal support and investment management services. The total amount reimbursed in 2000 and 1999 was $1,450,963 and $1,109,209, respectively.

7. Dividend Restrictions

The maximum amount of dividends which can be paid by the Company without prior approval of the Insurance Commissioner of the State of New York is subject to restrictions related to statutory surplus and statutory adjusted net investment income. The Company has not paid dividends since its acquisition by Keyport Life.

8. Commitments and Contingencies

Leases

The Company leases its home office, data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2006. Rental expense amounted to $17,808 and for the years ended December 31, 2000 and 1999. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 1999:

2001	$ 18,550
2002	20,034
2003	20,034
2004	20,034
2005	20,034
Thereafter	20,034

Total minimum future rental payments	$118,720

Other Matters

The Company is involved, from time to time, in litigation incidental to its business. In the opinion of management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial position.

On November 1, 2000, Liberty Financial announced that it has retained an investment banking firm to review its strategic alternatives, including a possible sale of the Company.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

9. Annuity Reserves

At December 31, 2000, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment) and not subject to discretionary withdrawal provisions are summarized as follows (in thousands):

	Amount	Percent
Subject to discretionary withdrawal (with adjustment)
At book value less current surrender charge of 5%
or more	$521,807	72.5%
At market value	194,194	27.0%
Total with adjustment or at market value	716,001	99.5%
Subject to discretionary withdrawal (without
Adjustment) at book value with minimal or no
Charge or adjustment	3,469	0.5%
Not subject to discretionary withdrawal	165	0.0%

Total gross annuity reserves and deposit fund liabilities	719,635	100.0%

Less: Reinsurance ceded	(17,710)
Total net annuity reserves and deposit fund liabilities	701,925

The carrying value and fair value of the Company's reserves for future policy benefits at December 31, 2000 was $510.7 million and $509.4 million, respectively.

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

10. Separate Accounts

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2000 is as follows (in thousands):

	Separate Accounts with Guarantees
	Indexed	Nonindexed Guarantee Less than or equal to 4%	Nonindexed Guarantee Greater than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations				$ 74,841

Reserves for separate accounts with assets at fair value	-			$203,511

Reserves for separate accounts subject to discretionary withdrawal:
With market value adjustment	-
At market value		$203,511
Total separate account reserves	-	$203,511

At December 31, 2000, the Company had reserves for nonguaranteed separate account business subject to discretionary withdrawal at market value of $203.5 million. A reconciliation of the amounts transferred to and from the separate accounts is presented below (in thousands):

Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

(unaudited)

10. Separate Accounts (continued)
Year ended December 31, 2000
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers from separate accounts	$ 6,573
Transfers to separate accounts	90,851
Net transfers to separate accounts	84,278
Reconciling adjustments:
Other transfers	(43)
Transfers as reported in the Summary of Operations of the Life, Accident & Health Annual Statement	$84,235

11. Risk-Based Capital

Life and health insurance companies are required to calculate Risk-Based Capital ("RBC") in accordance with instructions set forth by the NAIC. RBC is a means of setting the capital standards for insurance companies to support their operations and encompasses various risks associated with the business, including asset quality, premium volume, policy reserves and interest rates. The RBC is then compared to the Company's total adjusted capital, which is comprised of reported capital and surplus adjusted for the asset valuation reserve. The Company's capital and surplus exceeds the RBC requirements at December 31, 2000.


PART C

Item 24. Financial Statements and Exhibits

(a)	Statutory-Basis Financial Statements:
Included in Part B:
Variable Account A:
Statement of Net Assets and Liabilities - December 31, 1999
Statement of Operations and Changes in Net Assets for the year ended December 31, 1999 and for the period from February 6, 1998 (commencement of operations) to December 31, 1998
Notes to Financial Statements
Variable Account A:
Statement of Net Assets and Liabilities - December 31, 2000 (unaudited)
Statement of Operations and Changes in Net Assets for the years ended December 31, 2000 and 1999 (unaudited)
Notes to Financial Statements (unaudited)
Keyport Benefit Life Insurance Company:
Balance Sheet -- Statutory Basis for the years ended December 31, 1999 and 1998.
Statement of Operations -- Statutory Basis for the years ended December 31, 1999 and 1998.
Statement of Capital and (Deficit) Surplus -- Statutory Basis for the years ended December 31, 1999 and 1998.
Statement of Cash Flows -- Statutory Basis for the years ended December 31, 1999 and 1998.
Notes to Statutory-Basis Financial Statements
Keyport Benefit Life Insurance Company:
Balance Sheet -- Statutory Basis for the years ended December 31, 2000 and 1999. (unaudited)
Statement of Operations -- Statutory Basis for the years ended December 31, 2000 and 1999. (unaudited)
Statement of Capital and (Deficit) Surplus -- Statutory Basis for the years ended December 31, 2000 and 1999. (unaudited)
Statement of Cash Flows -- Statutory Basis for the years ended December 31, 2000 and 1999. (unaudited)
Notes to Statutory-Basis Financial Statements (unaudited)


(b)	Exhibits:

**	(1)	Resolution of the Board of Directors establishing Variable Account A

	(2)	Not applicable

**	(3a)	Form of Principal Underwriter's Agreement

**	(3b)	Specimen Agreement between Principal Underwriter and Dealer
	(4a)	Specimen Group Variable Annuity Contract of Keyport Benefit Life Insurance Company

	(4b)	Specimen Group Variable Annuity Certificate of Keyport Benefit Life Insurance Company
**	(4c)	Form of Tax-Sheltered Annuity Endorsement

**	(4d)	Form of Individual Retirement Annuity Endorsement

**	(4e)	Form of Corporate/Keogh 401(a) Plan Endorsement

**	(4f)	Form of Unisex Endorsement

**	(4g)	Form of Qualified Plan Endorsement
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	(5a)	Form of Application for a Group Variable Annuity Contract

	(5b)	Form of Application for a Variable Annuity Certificate
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***	(6a)	Articles of Incorporation of Keyport Benefit Life Insurance Company

***	(6b)	By-Laws of Keyport Benefit Life Insurance Company

	(7)	Not applicable

**	(8a)	Form of Participation Agreement

***	(8b)	Participation Agreement By and Among Keyport Benefit Life Insurance Company, Keyport Financial Services Corp., and SteinRoe Variable Investment Trust

##	(8d)	Participation Agreement Among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc., Alliance Capital Management L.P., and Keyport Benefit Life Insurance Company

****	(8e)	Participation Agreement By and Among Keyport Benefit Life Insurance Company, Keyport Financial Services Corp., and Liberty Variable Investment Trust

#	(8f)	Participation Agreement By and Among AIM Variable Insurance Funds, Inc., Keyport Benefit Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

****	(8h)	Participation Agreement Among MFS Variable Insurance Trust, Keyport Benefit Life Insurance Company, and Massachusetts Financial Services Corp.

###	(8i)	Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Keyport Benefit Life Insurance Company

###	(8j)	Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Keyport Benefit Life Insurance Company

###	(8k)	Participation Agreement Among Rydex Variable Trust, PADCO Financial Services, Inc. and Keyport Benefit Life Insurance Company

+	(8l)	Participation Agreement Among Wanger Advisors Funds, Wanger Asset Management L.P. and Keyport Benefit Life Insurance Company
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	(9)	Opinion and Consent of Counsel

	(10)	Consent of Independent Auditors
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	(11)	Not applicable

	(12)	Not applicable

+++	(13)	Schedule for Computations of Performance Quotations

++	(15)	Chart of Affiliations

##	(16)	Powers of Attorney

**	(17)	Specimen Tax-Sheltered Annuity Acknowledgement

**	(18)	Form of Administrative Services Agreement

*	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (Files No. 333-1043; 811-7543) filed on or about February 6, 1998.

**	Incorporated by reference to Registration Statement (Files No. 333-45727; 811-08635) filed on or about February 6, 1998.

***	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about June 15, 1998.

****	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about June 30, 1998.

#	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about July 23, 1998.

##	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (Files No. 333-75157; 811-08635) filed on or about June 16, 1999.

###	Incorporated by reference to Post-Effective Amendment No. 15 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about May 31, 2000.

####	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (Files No. 333-75157; 811-08635) filed on or about May 31, 2000.

+	Incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement (File Nos. 333-45727, 811-08635) filed on or about October 16, 2000.

++	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (Files No. 333-84701; 811-7543) filed on or about November 15, 2000.

+++	To be Filed by Amendment.

Item 25. Officers and Directors of the Depositor.
Name and	Position and Offices
Business Address*	with Depositor

William P. Donohue	Director
Senior Advisor
Bentley Associates LP
1155 Avenue of the Americas
New York, NY 10036

J. Andrew Hilbert	Director
SVP, CFO & Treasurer
Liberty Financial Companies, Inc.
Federal Reserve Plaza
600 Atlantic Avenue, 24th Floor
Boston, MA 02110
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Jeff S. Liebmann	Director
Partner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Christopher C. York	Director
Principal
C.C. York Company
200 Rector Place, 18-E
New York, NY 11280-1101

Philip K. Polkinghorn	Director and President

Paul H. LeFevre, Jr.	Director and Chief Operating Officer

Bernard R. Beckerlegge	Director, Senior Vice President and General Counsel

Stewart R. Morrison	Director, Senior Vice President and Chief Investment Officer

William Hayward	Senior Vice President

Bernhard M. Koch	Senior Vice President and Chief Financial Officer

Garth A. Bernard	Vice President

Daniel C. Bryant	Vice President and Assistant Secretary

James P. Greaton	Vice President and Corporate Actuary

James J. Klopper	Vice President and Secretary

Jeffrey J. Lobo	Vice President-Risk Management
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Thomas O'Grady	Vice President

Jeffery J. Whitehead	Vice President and Treasurer

Daniel Yin	Vice President

John G. Bonvouloir	Assistant Vice President

Alan R. Downey	Assistant Vice President

Donald A. Truman	Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The Depositor controls the Registrant, and is a wholly-owned subsidiary of Keyport Life Insurance Company, which controls KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II.

The Depositor is under common control with Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities. KFSC files separate financial statements.

The Depositor is under common control with Liberty Advisory Services Corp. (LASC), a Massachusetts corporation functioning as an investment adviser. LASC files separate financial statements.

The Depositor is under common control with Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company. Independence Life files separate financial statements.

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Chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (Files No. 333-84701; 811-7543) filed on or about November 15, 2000.

Item 27. Number of Contract Owners.

None.

Item 28. Indemnification.

Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

Keyport Financial Services Corp. (KFSC) is principal underwriter of the SteinRoe Variable Investment Trust and the Liberty Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Benefit Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston and for the KMA Variable Account, Variable Account A and Keyport Variable Account-I of Keyport Life Insurance Company and for the Independence Variable Annuity Account and Independence Variable Life Account of Independence Life and Annuity Company, which are affiliated companies of Keyport Benefit. KFSC receives no compensation for its services.

The directors and officers are:
Name and Principal	Position and Offices
Business Address*	with Underwriter

Paul T. Holman	Director and Assistant Clerk

James J. Klopper	Director, President and Clerk

Daniel C. Bryant	Director and Vice President

Rogelio P. Japlit	Treasurer

Donald A. Truman	Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

Keyport Benefit Life Insurance Company, 125 High St., Boston, MA 02110

Keyport Life Insurance Company, 125 High St., Boston, MA 02110

Item 31. Management Services.

Not applicable.

Item 32. Undertakings.

The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Registrant represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is included as Exhibit 17 in this Registration Statement.

Representation

Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this Registration Statement.

SIGNATURES

SIGNATURES

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As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 16th day of March, 2001.

Variable Account A
(Registrant)

By:	Keyport Benefit Life Insurance Company
(Depositor)

By:	/s/ Philip K. Polkinghorn *
Philip K. Polkinghorn
President

*BY:	/s/James J. Klopper	March 16, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of Mr. Polkinghorn pursuant to powers of attorney duly executed by him and included as Exhibit 16 in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on or about June 16, 1999 (Files No. 333-75157; 811-08635).

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
/s/PHILIP K. POLKINGHORN*	/s/PHILIP K. POLKINGHORN*
PHILIP K. POLKINGHORN	PHILIP K. POLKINGHORN
Chairman of the Board	President

/s/BERNARD R. BECKERLEGGE*	/s/BERNHARD M. KOCH*
BERNARD R. BECKERLEGGE	BERNHARD M. KOCH
Director	Chief Financial Officer

/s/WILLIAM P. DONOHUE*
WILLIAM P. DONOHUE
Director

/s/J. ANDREW HILBERT*
J. ANDREW HILBERT
Director

/s/PAUL H. LEFEVRE, JR.*
PAUL H. LEFEVRE, JR.
Director
	*BY: /s/James J. Klopper	March 16, 2001
/s/JEFF S. LIEBMANN*	James J. Klopper	Date
JEFF S. LIEBMANN	Attorney-in-Fact
Director

/s/STEWART R. MORRISON*
STEWART R. MORRISON
Director

/s/CHRISTOPHER C. YORK*
CHRISTOPHER C. YORK
Director

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on or about June 16, 1999 (Files No. 333-75157; 811-08635).

EXHIBIT INDEX

Item		Page

(4a)	Specimen Group Variable Annuity Contract of Keyport Benefit Life Insurance Company

(4b)	Specimen Group Variable Annuity Certificate of Keyport Benefit Life Insurance Company

(5a)	Form of Application for a Group Variable Annuity Contract

(5b)	Form of Application for a Variable Annuity Certificate

(9)	Opinion and Consent of Counsel

(10)	Consent of Independent Auditors

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